UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: April 25, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled "2016 Annual Report"
99.2	Announcement entitled "Notice of Annual General Meeting"
99.3	Announcement entitled "Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-Election of Directors"
99.4	Announcement entitled "Form of proxy for the Annual General Meeting to be held on 26 May 2017"
99.5	Announcement entitled "Notification Letter and Request Form For Non-Registered Holders"

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in the Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001. The Company’s American Depositary Receipts (“ADRs”) was listed on the Toronto Stock Exchange (code: CNU) on 18 September 2013.

The Group is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sale of crude oil and natural gas.

The Group’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. Overseas, the Group has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As at 31 December 2016, the Group owned net proved reserves of approximately 3.88 billion BOE, and its average daily net production was 1,302,922 BOE (unless otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees). The Group had total assets of approximately RMB637.7 billion.

CNOOC LIMITED Annual Report 2016       1

Content

3	Financial Summary
4	Operating Summary
7	Chairman’s Statement
9	Business Overview
9	Overview
10	Exploration
12	Engineering Construction, Development and Production
13	Regional Overview
17	Sales and Marketing
17	Research and Development
18	Risk Management and Internal Control System
19	Risk Factors
22	Health, Safety and Environmental Protection
23	Corporate Citizen
24	Human Resources
26	Corporate Governance Report
46	Directors and Senior Management
54	Report of the Directors
67	Management’s Discussion and Analysis
72	Independent Auditors’ Report
76	Consolidated Statement of Profit or Loss and Other Comprehensive Income
78	Consolidated Statement of Financial Position
79	Consolidated Statement of Changes in Equity
80	Consolidated Statement of Cash Flows
81	Notes to Consolidated Financial Statements
132	Supplementary Information on Oil and Gas Producing Activities (Unaudited)
146	Notice of Annual General Meeting
153	Glossary
155	Company Information

2    CNOOC LIMITED Annual Report 2016

Financial Summary

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Audited)

Year ended 31 December

	2012	2013	2014	2015	2016

Total revenues	247,627	285,857	274,634	171,437	146,490
Total expenses	(160,486)	(207,354)	(193,719)	(153,981)	(148,902)
Interest income/(finance costs), net	(601)	(2,365)	(3,701)	(5,245)	(5,345)
Share of (losses)/profits of
associates and a joint venture	(27)	895	1,006	1,903	(76)
Investment income	2,392	2,611	2,684	2,398	2,774
Profit/(loss) before tax	90,172	80,851	82,513	17,130	(5,275)
Income tax (expense)/credit	(26,481)	(24,390)	(22,314)	3,116	5,912
Profit for the year	63,691	56,461	60,199	20,246	637

Consolidated Statement of Financial Position (Audited)

As at 31 December

	2012	2013	2014	2015	2016

Current assets	170,894	146,552	140,708	140,211	122,045
Property, plant and equipment	252,132	419,102	463,222	454,141	432,465
Investments in associates and
a joint venture	24,017	24,397	25,250	28,413	29,995
Intangible assets	973	17,000	16,491	16,423	16,644
Total assets	456,070	621,473	662,859	664,362	637,681
Current liabilities	(82,437)	(128,948)	(103,498)	(84,380)	(67,090)
Non-current liabilities	(63,853)	(150,905)	(179,751)	(193,941)	(188,220)
Total liabilities	(146,290)	(279,853)	(283,249)	(278,321)	(255,310)
Equity	309,780	341,620	379,610	386,041	382,371

CNOOC LIMITED Annual Report 2016       3

Operating Summary

Year ended 31 December

	2012	2013	2014	2015	2016

Production
Net production of crude
and liquids (barrels/day)
China	615,122	610,435	626,791	761,019	739,378
Bohai	411,642	392,413	403,927	477,904	455,002
Western South China Sea	72,672	75,606	80,493	89,958	98,351
Eastern South China Sea	130,266	141,545	141,166	190,525	182,848
East China Sea	543	872	1,206	2,632	3,177
Overseas	104,623	279,409	305,345	338,440	321,131
Asia (excluding China)	14,883	28,997	37,237	45,640	48,577
Oceania	4,846	4,533	4,297	3,350	4,278
Africa	56,998	77,343	76,838	83,677	80,297
North America (excluding Canada)**	27,896	44,245	49,814	54,692	48,078
Canada	-	39,872	48,183	46,712	40,304
Europe	-	83,460	87,918	103,258	98,672
South America	-	960	1,058	1,110	926

Subtotal	719,745	889,845	932,137	1,099,459	1,060,509

Net production of
natural gas (mmcf/day)
China	663.1	634.5	643.3	731.9	648.7
Bohai	123.9	127.4	137.9	136.9	134.3
Western South China Sea	364.1	330.5	341.7	314.3	273.9
Eastern South China Sea	148.8	151.4	136.8	234.9	185.9
East China Sea	26.3	25.2	26.8	45.8	54.6
Overseas	308.6	482.7	546.6	482.1	472.5
Asia (excluding China)	157.8	140.3	154.4	140.0	150.2
Oceania	101.1	98.2	111.2	93.5	111.4
North America (excluding Canada)**	49.7	109.5	112.7	134.6	127.3
Canada	-	106.0	117.5	68.4	48.9
Europe	-	28.7	50.7	45.5	34.8

Subtotal	971.7	1,117.1	1,189.9	1,214.0	1,121.2

Total net production (BOE/day)
China	727,287	717,784	735,533	884,346	848,322
Bohai	432,285	413,650	426,913	500,719	477,380
Western South China Sea	135,007	132,284	138,972	143,676	144,835
Eastern South China Sea	155,070	166,778	163,970	229,679	213,835
East China Sea	4,925	5,072	5,678	10,271	12,273
Overseas	161,561	365,010	401,804	423,319	405,320
Asia (excluding China)	43,752	54,529	65,280	70,987	75,780
Oceania	24,628	23,909	26,092	21,673	26,107
Africa	56,998	77,343	76,838	83,677	80,297
North America (excluding Canada)**	36,183	62,496	68,396	76,915	69,290
Canada	-	57,534	67,770	58,115	48,448
Europe	-	88,241	96,370	110,842	104,473
South America	-	960	1,058	1,110	926

Total	888,848	1,082,795	1,137,337	1,307,664	1,253,643

4    CNOOC LIMITED Annual Report 2016

Net production in equity
method investees
Crude and liquids (barrels/day)	23,020	22,758	23,510	24,588	22,592
Natural gas (mmcf/day)	138.0	130.2	140.2	149.6	155.0

Subtotal (BOE/day)	46,767	45,173	47,640	50,357	49,280

Total (BOE/day)	935,615	1,127,967	1,184,977	1,358,022	1,302,922

	2012	2013		2014		2015		2016

Reserves at year end*
Net proved crude and liquids
reserves (million barrels)
China	1,665.7	1,692.6		1,691.6		1,430.6		1,445.7
Bohai	1,067.2	1,087.6		1,111.7		908.3		903.8
Western South China Sea	224.8	228.3		210.0		149.3		168.3
Eastern South China Sea	354.0	357.0		351.9		357.0		363.1
East China Sea	19.8	19.8		18.0		16.1		10.6
Overseas	515.0	1,367.8	***	1,348.2	***	1,399.6	***	870.2	***
Asia (excluding China)	65.0	83.6		47.4		59.8		77.3
Oceania	16.7	15.9		16.6		14.5		12.0
Africa	135.7	155.4		142.5		166.6		138.0
North America (excluding Canada)**	297.6	175.0		209.3		239.5		260.3
Canada	-	770.3		781.4		815.3		300.5
Europe	-	166.0		149.1		102.3		80.6
South America	-	1.7		1.8		1.6		1.5

Subtotal	2,180.7	3,060.4		3,039.8		2,830.2		2,315.9

Net proved natural
gas reserves (bcf)
China	4,459.1	4,475.6		4,756.8		5,354.6		5,843.7
Bohai	592.5	552.9		480.8		381.4		278.7
Western South China Sea	2,384.9	2,505.4		2,318.1		3,132.6		3,896.8
Eastern South China Sea	1,175.7	1,114.2		1,029.6		951.6		854.9
East China Sea	305.9	303.1		928.3		889.0		813.3
Overseas	1,546.3	1,847.7		1,974.0		1,638.3		1,642.4
Asia (excluding China)	800.4	889.4		861.2		845.8		952.4
Oceania	409.5	386.0		455.7		389.2		333.5
North America (excluding Canada)**	336.4	349.6		403.9		275.2		349.6
Canada	-	195.0		233.0		119.3		-
Europe	-	27.8		20.2		8.8		6.9

Subtotal	6,005.3	6,323.3		6,730.8		6,992.9		7,486.1

Total net proved reserves
(million BOE)
China	2,408.9	2,442.3		2,486.8		2,324.3		2,420.7
Bohai	1,165.9	1,179.7		1,191.8		971.8		950.2
Western South China Sea	622.2	649.6		598.7		672.6		818.8
Eastern South China Sea	550.0	542.7		523.5		515.6		505.5
East China Sea	70.7	70.4		172.7		164.2		146.2
Overseas	793.7	1,696.4		1,698.3		1,691.7		1,162.7
Asia (excluding China)	207.5	240.6		199.4		208.9		245.0
Oceania	96.8	92.0		106.0		90.8		77.4
Africa	135.7	155.4		142.5		166.6		138.0
North America (excluding Canada)**	353.7	233.2		275.9		284.8		318.6
Canada	-	802.8		820.2		835.2		300.5
Europe	-	170.6		152.5		103.8		81.8
South America	-	1.7		1.8		1.6		1.5

Total	3,202.6	4,138.7		4,185.0		4,016.0		3,583.4

CNOOC LIMITED Annual Report 2016       5

Net proved reserves in equity
method investees
Crude and liquids (million barrels)	200.7	199.3	200.4	200.1	195.3
Natural gas (bcf)	513.7	519.9	537.3	576.9	574.0

Subtotal (million BOE)	289.3	288.9	293.0	299.5	294.2

Total*	3,492	4,428	4,478	4,315.5	3,877.6

	2012	2013	2014	2015	2016

Others
Reserve life (years)	9.8	10.5	10.1	8.4	7.8
Reserve life (years) (including
equity method investees)	10.2	10.8	10.4	8.7	8.1
Reserve replacement ratio (%)	187	337	111	65	6
Reserve replacement ratio (%,
including equity method investees)	188	327	112	67	8

Average realized price
Crude oil (US$/barrel)	110.48	104.60	96.04	51.27	41.40
Natural gas (US$/mcf)	5.77	5.78	6.44	6.39	5.46

*	Approximately 36%, 52%, 52%, 62% and 60%, respectively, of our net proved reserve estimates in 2012, 2013, 2014, 2015 and 2016 were made by the Company’s internal evaluation staff and the remaining were made by the independent consultants. Our reserve data was prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective as of 1 January 2010.

**	As Canada’s proved reserves were over 15% of the Group’s total proved reserves at the end of 2013, the Group’s proved reserves and production data in Canada were disclosed separately for year 2013 and after. For year 2012, Canada’s numbers are included in North America (if applicable) and disclosed on a combined basis.

***	Includes 736.4 million barrels of synthetic oil and 33.8 million barrels of bitumen in 2013; 749.9 million barrels of synthetic oil and 31.4 million barrels of bitumen in 2014; 815.3 million barrels of synthetic oil in 2015; 300.5 million barrels of synthetic oil in 2016.

6    CNOOC LIMITED Annual Report 2016

Chairman’s Statement

Dear Shareholders,

On behalf of the Board of Directors, I am pleased to present the annual report of the Company for the year ended 31 December 2016 and wish to extend my sincere gratitude for your continuous support and concern.

By the time this report is published, we have got through another “cold winter” of low oil prices. During the past year, global economic growth remained stubbornly low. International oil prices stayed at a low level during the first half of the year and rebounded moderately during the second half. The oil industry all over the world experienced turbulence caused by the plunge in oil prices. Although prolonged low oil prices have exerted considerable pressure on the Company’s profitability, you may have already noticed that we were able to further demonstrate our strong cost competitiveness. In addition, we kept improving our corporate governance mechanism and both our abilities to withstand risks and sustain growth have been enhanced.

In 2016, the Company achieved net oil and gas production of 476.9 million BOE amidst a further reduction in capital expenditures. The four projects planned at beginning of the year all successfully commenced production. In terms of exploration, a total of 14 commercial discoveries were made, and 25 successful appraisals of oil and gas structures were achieved. Oil and gas reserves derived from independent exploration in offshore China maintained at relatively high levels. Exploration activities in new areas achieved breakthroughs too. Several major high-quality projects overseas progressed smoothly. Exploration in the Starbroek block in Guyana once again achieved a significant discovery.

The Company’s oil and gas sales revenue for the year amounted to RMB121.3 billion; net profits reached RMB637 million. While delivering our results for the year, we have not forgotten to reward our shareholders: the Board of Directors has recommended a final dividend of HK$0.23 (tax inclusive) per share for the year.

Before this cycle of sharp fall of oil prices, the Company’s management took precautions and initiated the “Year of Quality and Efficiency” program by implementing very stringent cost control. For the last three years, we have unrelentingly pursued a management concept centered on cost control and efficiency enhancement. We have formulated a practical development plan for the Company. I am pleased to take this once-a-year opportunity to sincerely communicate with you in a hope to further enhance your understanding of the Company.

Reshaping our cost competitiveness

The most important link in the Company’s value chain has always been to create more benefits to our shareholders. Facing with oil price fluctuations – which are beyond our control – we have consistently put cost control as the key in dealing with industry cycles. Over the past four years, the Company’s all-in cost has dropped from its highest level of US$45.02 per BOE in 2013 to US$34.67 per BOE in 2016. The operating expenses per BOE have significantly declined by 37.8%, back to US$7 level.

In 2016, the Company paid further attention to quality and efficiency and struck a balance between the Company’s short-term going concern and long-term sustainable development. It pursued growth with value and increased profitability-oriented production volume. As a result, its ability for sustainable development has improved overall.

Since the listing of the Company, we have never compromised the pursuit for quality of our growth. In recent years, through further cost management, paying attention to every minor area, and reshaping our cost competitiveness from the Company level to project level, we have been able to achieve the outstanding results that we see today.

In 2016, the Company maintained prudent financial policies, improved capital efficiency, optimized its asset portfolio structure, focused more on asset returns, and realized sound and steady growth in every business areas.

Reform and innovation spur growth

Long before there were any inklings of the current low oil price environment, the management had begun to explore ways to resolve bottlenecks in the growth of the Company. This year, innovative strategies are being implemented to drive growth, and human resources systems reforms were deepened to stimulate the vitality of the Company’s development.

A people-oriented approach with a strategy to develop talent forms the foundation of the Company’s development. We fully appreciate that talent is the driving force of our growth. Without a sufficient talent reserve, the Company would lack the

CNOOC LIMITED Annual Report 2016       7

momentum for long-term growth. For this reason, we have stepped up our efforts to train young management and research personnel and we have adopted incentives to stimulate the continued development of the Company.

Thanks to its effective talent and development strategies, the Company has made considerable achievements in the area of scientific research during the year. With research focusing on exploration and development technology of deep-water oil and gas fields, offshore heavy oil, low porosity and low permeability oil and gas fields, the Company has benefitted from some remarkable research progresses – a number of which have already been applied with good results. Such research provides strong technical support for the sustainable development of the Company.

However, reforming and innovating do not mean reckless endeavor. During the past year, we maintained a prudent financial policy and focused our efforts in building a sound risk management system to better monitor and control the risks associating with major investment decision-making processes.

The Company attaches great importance to health, safety and environmental protection, promoting the awareness of safety, strengthening safety and risk control, and enhancing the development of a safety culture. We have taken strict precautions to prevent major risks in order to achieve smooth and stable operations throughout the year.

We have continued to ensure that our standards are on par with our international first-class peers. Through continuous learning and innovation, we want to ensure a smooth ride for the Company. In 2016, the Company was awarded the “Asian Excellence Award” and “Asia’s Best Corporate Social Responsibility (China)” award by Corporate Governance Asia, the Platinum Award of “2016 Corporate Awards” and “Best Initiatives in Environmental Responsibility” by The Asset, and “2016 China Securities Golden Bauhinia Awards – Most Influential Brand for a Listed Company” by Ta Kung Pao, which highlights the market recognition of the Company’s good governance and its fulfilment of social responsibility.

A comprehensive strategic plot

In 2017, our strategies in exploration will focus on the continued search for large and medium-sized oil and gas fields. We will adhere to a value-driven approach, optimize our exploration portfolio and focus on the quality of our oil and gas reserves. We will prioritize high-return and quick-monetization assets to enhance the competitiveness of our core business and to secure the mid-to-long term sustainable development of the Company.

In 2017, a total of five new projects will commence production, of which, the Penglai 19-9 comprehensive adjustment project and the Enping 23-1 oilfields have already come on stream. During the year, more than 20 new projects will be under construction, laying a strong foundation for the sustainable development of the Company.

After years of hard work, we have established our presence in more than 20 countries and regions. With its diversified portfolio of high-quality assets, the Company actively participates in numerous world-class oil and gas projects, becoming one of the world’s leading industry players. Whatever challenges lie ahead, we are fully confident of the Company’s future development potential.

In 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company. Mr. Yuan Guangyu was appointed as the President and an Executive Director of the Company. Mr. Li Fanrong resigned as the Chief Executive Officer and an Executive Director. Mr. Lv Bo resigned as a Non-executive Director. On behalf of the Board of Directors, I would like to express my gratitude to Mr. Li Fanrong and Mr. Lv Bo for their contributions and services to the Company and welcome Mr. Liu Jian and Mr. Yuan Guangyu.

Considering the uncertainties in the world’s economy, we have no way of predicting the future of oil prices. Nevertheless, with our team’s determination and perseverance, with our courage and confidence, we believe that we can overcome difficulties and look forward to a brighter future.

Yang Hua

Chairman and CEO

Hong Kong, 23 March 2017

8    CNOOC LIMITED Annual Report 2016

Business Overview

Overview

CNOOC Limited is an upstream company specializing in the exploration, development and production of oil and natural gas. It is the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, is also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2016, the Company had net proved reserves of approximately 3.88 billion BOE (including approximately 0.29 billion BOE in its equity method investees). In 2016, the Company had total net oil and gas production of 1,302,922 BOE per day (including net oil and gas production of approximately 49,280 BOE per day in its equity method investees).

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As of the end of 2016, approximately 62.5% of the Company’s net proved reserves and approximately 65.2% of its net production were derived from offshore China.

In its independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As of the end of 2016, approximately 84.4% of the Company’s net proved reserves and approximately 75.3% of its net production in offshore China were derived from independent projects.

In its PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to the Company all of its rights and obligations under all the PSCs (except those relating to its management and regulatory function as a state-owned company), including new PSCs that will be signed in the future.

After years of hard work, we have established our presence in more than 20 countries and regions. Our overseas assets account for over 50% of the Company’s total assets. With its diversified portfolio of high-quality assets, the Company actively participates in numerous world-class oil and gas projects, becoming one of the world’s leading industry players. Currently, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil and various other countries. As of the end of 2016, approximately 37.5% of the Company’s net proved reserves and approximately 34.8% of its net production were derived from overseas.

In 2016, the recovery of the global economy remained slow and uneven with divergent economic trends in major economies. International oil prices stayed at low level. The entire oil and gas industry and the Company still faced severe market situation and difficult business environment.

In 2016, the Company persisted with operating strategies formulated at the beginning of the year, which includes, maintaining prudent financial policy; continuing to lower costs and increase efficiency through innovation in technology and management; ensuring operation safety and compliance; focusing on return by balancing short-term benefit and long-term development. The Company further intensified the “Year of Quality and Efficiency” program, implemented various measures to improve quality and efficiency and established mechanism with long-lasting effect; and maintained the momentum of healthy and sustainable development.

In 2016, the Company accomplished its production and business targets in spite of all difficulties. The Company managed to maintain appropriate exploration expenditures and carry out intensive exploration program, and achieved successful results while continuing to control total capital expenditure. Four new projects planned in early 2016 all came on stream. The production target was met with a total volume of 476.9 million BOE. To ensure sustainable development in the future, the Company steadily pushed ahead the construction of new projects with a total of approximately 20 projects under construction in the year. All in cost per BOE was US$34.67, representing a decline for the third consecutive year. The Company has maintained a healthy financial position with a net profit of RMB637 million for the year. Meanwhile, health, safety and environmental protection performance remained stable.

Looking forward to 2017, the global economy will continue to recover slowly and international oil prices are expected to stay at a relatively low level despite of a certain rebound. The external operating environment is likely to remain tough. In spite of this, the Company remains confident and persistent. We will further strengthen our operating strategies, which include: balancing

CNOOC LIMITED Annual Report 2016       9

short-term and mid-to-long term development; maintaining prudent financial policy and improving capital efficiency; and optimizing asset portfolio and focusing more on the returns of assets.

In 2017, the capital expenditure of the Company is anticipated to be RMB 60-70 billion. To maintain its competitive financial position, the Company will continue to stress on efficiency, enhance investment return, strengthen cost controls and focus on cash flow management. Our production target for 2017 is 450-460 million BOE with five new projects to come on stream. Meanwhile, the Company will maintain its high standards in health, safety and environmental protection.

EXPLORATION

In 2016, the Company strengthened the integration of exploration and development. We have prioritized the exploration of offshore China and struck a balance between mature areas, rolling areas and frontier areas. Overseas, we focused on high-quality blocks and conventional oil and gas. The Company strengthened value-driven exploration philosophy and mainly focused on searching for mid-to-large-sized oil and gas fields while reducing the proportion of high risk and high cost wells. In addition, the Company continued to maintain a reasonable proportion of exploration investment so as to ensure long-term sustainable development with a relatively high level of exploration activities. Due to the significant decrease in international oil prices, the reserve replacement ratio for the Company is 8% for 2016. Excluding economic revision, the reserve replacement ratio for the Company is 145%.

The Company’s major exploration areas as at the end of 2016 are shown in the table below:

		Major Exploration Areas
	Areas	(Net) (km²)

	Bohai	43,068

	Western South China Sea	73,388

Offshore China	Eastern South China Sea	55,424

	East China Sea	85,413

	Subtotal	257,292

	Asia (excluding China)	5,670

	Africa	4,668

	Oceania	25,140

Overseas	North America	3,710

	South America	7,505

	Europe	12,979

	Subtotal	59,671

Total		316,963

In offshore China, the exploration activities of the Company remained at a high level and a total of 115 exploration wells were drilled. In addition, the Company completed 17 unconventional wells onshore China. A total of 2,471 kilometers of 2D Seismic Data was acquired independently; a total of 11,347 square kilometers of 3D Seismic Data was acquired independently and through PSC. The Company made 12 new discoveries and successfully appraised 19 oil and gas structures in offshore China. The success rate of independent exploration wells in offshore China is 52-69%.

In 2016, the Company continued to implement a proactive exploration strategy in offshore China, resulting in successful achievements including the followings:

Firstly, we effectively completed the appraisal of four mid-to-large sized oilfields including Kenli 16-1, Caofeidian 12-6/6-2,

10    CNOOC LIMITED Annual Report 2016

Penglai 20-2/20-3 and Liuhua 21-2.

Secondly, progress was made in the deepwater natural gas exploration of Qiongdongnan Basin, with the structure of Lingshui 25-1 successfully appraised which expanded the reserve scale of the structure.

Thirdly, integration of exploration and development was realised using existing facilities and additional reserves were obtained at Jinzhou 25-1, Caofeidian 6-4, Weixinan oilfields, Wenchang 13-6, Panyu 4-1 and Xijiang 30-1.

Such achievements have further consolidated the position of offshore China as the core area of the Company and demonstrated the Company’s unique strength in offshore China.

Overseas, the Company drilled 14 exploration wells, acquired approximately 9,613 kilometers of 2D seismic data and approximately 23,980 square kilometers of 3D seismic data. For overseas exploration, the Company made two new discoveries and successfully appraised six oil and gas structures. Main achievements include the followings:

Firstly, five appraisal wells were successfully drilled with the Libra project in Brazil which further confirmed the reserve scale.

Secondly, Liza oilfield in Guyana was successfully appraised, which expanded to new layers and escalated reserve size; success was again made in the wildcat of the Payara structure.

Thirdly, successful in the exploration of the Owowo West structure in Nigeria which proved to be a large scale oil and gas reservoir and increased the economic value of the block.

In 2016, the Company adhered to its philosophies of “exploration management” overseas and continued to optimize exploration portfolio. While acquiring new exploration opportunities, the Company also successfully farmed out the interests in some overseas blocks, resulting in better returns for the Company.

During the year, the Company made continual improvement in optimizing exploration, reducing operating costs and enhancing efficiency through management; and strengthened geological research, raised operation standards and refined operation process management, which further improved operation efficiency and lowered exploration cost.

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The Company’s major exploration activities in 2016 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Offshore China

Bohai	16	40	0	1	7	0	30	0	0	0	966	0

Eastern South China Sea	16	8	0	1	4	0	3	1	0	0	3,720	1,639

Western South China Sea	14	13	3	0	1	0	7	0	2,471	0	4,374	0

East China Sea	3	0	0	0	0	0	0	0	0	0	647	0

Subtotal	49	61	3	2	12	0	40	1	2,471	0	9,708	1,639

Overseas	0	0	2	12	0	2	0	7	0	9,613	0	23,980

Total	49	61	5	14	12	2	40	8	2,471	9,613	9,708	25,619

In 2017, the Company will continue to reinforce the integration of exploration and development, increase the ability and shorten the cycle of reserve monetization. For offshore China, it will further prioritize investment in mature areas while continuing to explore new areas. For overseas exploration, with its foothold on existing core projects, the Company will seek rolling development. It will continue to maintain a reasonable proportion of exploration investment in its total capital expenditure so as to ensure mid-and long-term sustainable development with a relatively high level of exploration activities.

Engineering Construction, Development and Production

In 2016, the Company successfully completed its operation targets and the target of oil and gas production set early this year. The Company carefully organized its operational resources and made smooth progress in engineering construction.

In 2016, while ensuring safety in the development, production and operation, the Company took efficiency enhancement and cost reduction as the core mission and accomplished its development and production target for the year. The Company’s net oil and gas production reached 476.9 million BOE, which completed the production target of 470-485 million BOE set in the beginning of the year. The 4 new projects planned for 2016, including Kenli 10-4 oilfield, Panyu 11-5 oilfield, Weizhou 6-9/6-10 comprehensive adjustment and Enping 18-1 oilfield, all came on stream during the year.

In 2016, the Company’s development and production were driven by innovation and led by effectiveness, with emphasis on quality, performance and sustaining development. The achievements include the followings:

Firstly, we continued to maintain high production efficiency through refined management.

Secondly, we continuously conducted special programs to lower operating expenses and achieved significant result with operating expenses at US$7.62 per BOE, which decreased for three consecutive years.

Thirdly, we made in-depth optimization in the technological plan of development projects, achieving remarkable result in cost reduction and efficiency enhancement.

Fourthly, we lowered the failure rate of equipment and facilities by comprehensively implementing integrity management.

Looking forward to 2017, the workload of onshore construction and offshore installation will increase. A total of five new projects are expected to commence production, including Penglai 19-9 comprehensive adjustment, Enping 23-1 oilfields and Weizhou 12-2 oilfield Phase II in offshore China and BD gas field and Hangingstone project overseas. Among them, Penglai 19-9 comprehensive adjustment and Enping 23-1 oilfields have commenced production in January 2017. In addition, it is expected that over 20 new projects will be under construction in 2017, supporting the Company’s sustainable growth in the future.

In 2017, the Company’s development and production are expected to face a harsh external environment due to continued pressure from international oil prices. We will optimize development plans, strengthen integration, effectively connect engineering construction with development and production, while steadily pushing ahead development of key overseas areas. We will select and appraise infill drilling, closely monitor the trend of oil prices and maintain the flexibility on infill drilling.

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REGIONAL OVERVIEW

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2016, the reserve and daily production volume in Bohai were 950.2 million BOE and 477,380 BOE/day, respectively, representing approximately 24.5% and 36.6% of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2016, the Company made seven successful discoveries in Bohai, namely Luda 29-1, Jinzhou 25-1 West, Caofeidian 12-6, Caofeidian 6-2, Bozhong 34-8, Penglai 20-2 and Qinhuangdao 31-4. In addition, the Company successfully appraised 10 oil and gas structures, including Caofeidian 12-6, Kenli 16-1, Penglai 7-6, Luda 21-2, Caofeidian 6-2, Penglai 31-3 South, Penglai 20-2, Bozhong 29-1, Caofeidian 6-4 and Penglai 20-3. Among which, Kenli 16-1, Caofeidian 12-6/6-2 and Penglai 20-2/20-3 structures were proved to be mid-to-large sized oilfields after appraisals. The Company fully implemented the integration of exploration and development and obtained new reserves around Jinzhou 25-1 and Caofeidian 6-4 oilfields.

These new discoveries and successful appraisals further demonstrated Bohai’s potential as a core production region for the Company.

For development and production, Kenli 10-4 oilfield commenced production during the year. Penglai 19-9 comprehensive adjustment commenced production in January 2017. Currently, there are a number of new projects under construction including Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment, Penglai 19-9 oilfield Phase II comprehensive adjustment and Bozhong 34-9 oilfield.

Western South China Sea

Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2016, the reserves and daily production volume in Western South China Sea reached 818.8 million BOE and 144,835 BOE/day, respectively, representing approximately 21.1% and 11.1% of the Company’s total reserves and daily production, respectively.

In 2016, the Company made one new independent discovery in Western South China Sea, namely Weizhou 6-13 North. Six independent successful appraisals were made, namely Weizhou 6-8, Weizhou 12-2, Weizhou 6-13 North, Wushi 17-5, Lingshui 25-1 and Wenchang 13-6. Among which, the successfully appraisal of Lingshui 25-1 represents progress made in the deepwater natural gas exploration of Qiongdongnan Basin. In addition, a PSC project, Panyu 10-4, was successfully appraised.

For development and production, Weizhou 6-9/6-10 comprehensive adjustment commenced production during the year. Weizhou 12-2 oilfield Phase II is planned to commenced production in 2017. Currently, new projects including Wenchang 9-2/9-3/10-3 gas fields, Weizhou 6-13 oilfield and Dongfang 13-2 gas field are under construction.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2016, the reserves and daily production volume in Eastern South China Sea reached 505.5 million BOE and 213,835 BOE/day, respectively, representing approximately 13.0% and 16.4% of the Company’s total reserves and daily production, respectively.

In 2016, the Company made 4 new independent discoveries in Eastern South China Sea, namely Huizhou 21-1 South, Panyu 4-1, Huizhou 19-10 and Xijiang 30-1, improving the overall efficiency of exploration and development in the region. Among which, Panyu 4-1 and Xijiang 30-1 are new reserves obtained through integrated exploration and development at the surrounding areas of the existing facilities. In addition, two successful appraisals of oil and gas structures were made, namely Liuhua 21-2 and Xijiang 30-1.

For development and production, Panyu 11-5 oilfield and Enping 18-1 oilfield commenced production during the year. Enping

CNOOC LIMITED Annual Report 2016       13

23-1 oilfields commenced production in January 2017. Currently, Huizhou 33-1 oilfield and other new projects are under construction.

East China Sea

The typical water depth of the Company’s operation area in the East China Sea region is approximately 90 meters. As of the end of 2016, the reserves and daily production volume in East China Sea represented approximately 3.8% and 1.1% of the Company’s total reserves and daily production, respectively.

Overseas

Asia (excluding China)

Asia (excluding China) was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2016, the reserves and daily production volume derived from Asia (excluding China) reached 245.0 million BOE and 75,780 BOE/day, respectively, representing approximately 6.3% and 5.8% of the Company’s total reserves and daily production, respectively.

Indonesia

As of the end of 2016, the Company’s asset portfolio in Indonesia consisted of three development and production blocks and a block under construction, among which, the Company acted as the operator for the Southeast Sumatra block, while the Madura Strait PSC was a joint operation block, in which the BD gas field is planned to commence production in 2017. In addition, the Company, as a non-operator, also holds working interests in the production sharing contracts in Malacca PSC.

The Company owns approximately 13.90% interest in the Tangguh LNG Project in Indonesia. In 2016, production volume of phase I of the Project remained stable. Currently, the investment decision for the third LNG train of phase II is completed, and the project is now in the construction stage and is expected to be completed and commence production in 2020.

Iraq

The Company holds 63.75% participating interest in the technical service contract of Missan oilfields in Iraq and acts as the lead contractor of these oilfields.

In 2016, the Company continuously drilled development wells, increased workload, implementing water injection plan and reinforced management of operation and maintenance under the Iraq project, resulting in a steady increase of daily net production to approximately 33,000 barrels per day.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2016, the reserves and daily production volume derived from Oceania reached 77.4 million BOE and 26,107 BOE/day, respectively, representing approximately 2.0% and 2.0% of the Company’s total reserves and daily production, respectively.

Australia

The Company owns 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2016, the North West Shelf LNG Project generated stable production and achieved favorable economic returns.

The Company also owns one exploration block in Australia, which is currently under appraisal.

Other Regions in Oceania

The Company owns interests in four blocks which are still under exploration in Papua New Guinea and a joint research block in New Zealand.

Africa

Africa is one of the relatively large oil and gas reserves and production base for the Company. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2016, the reserves and daily production volume derived from Africa reached 138.0 million BOE and 80,297 BOE/day, respectively, representing approximately 3.6% and 6.2% of the Company’s total reserves and daily production, respectively.

14    CNOOC LIMITED Annual Report 2016

Nigeria

The Company owns 45% interest in the OML130 block in Nigeria. OML130 is a deepwater project comprised of four oilfields, namely, Akpo, Egina, Egina South and Preowei.

In 2016, the Akpo oilfield maintained stable production. Through infill drillings and optimization measures, its net production reached approximately 62,000 barrels per day, with record low operating cost per barrel. The Egina project is in the engineering construction stage and is currently drilling development wells and constructing production facilities such as FPSO.

In addition, Nexen Petroleum Nigeria Limited holds a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, together with a number of other discoveries and exploration targets. Nexen Petroleum Exploration & Production Nigeria Limited and Nexen Petroleum Deepwater Nigeria Limited hold an 18% non-operating interest in the OPL 223 and OML 139 PSC, respectively. In 2016, new discovery was made in the exploration of Owowo West structure in deepwater Nigeria.

We plan to utilize the synergy of Usan and OML130 projects to establish an oil and gas production base in west Africa.

Uganda

The Company owns one-third of the interest in each of EA 1, EA 2 and EA 3A in Uganda. EA 1, EA 2 and EA 3A are located at Lake Albert Basin in Uganda, which is one of the most promising basins for oil and gas resources in Africa.

In 2016, the Company, as the operator of EA 3A, made further optimization and research on the developing plan of the Kingfisher oilfield with cost reduction and efficiency enhancement as the core mission.

In 2016, government’s development and production licenses were obtained for 8 oilfields in the EA1 and EA2 blocks. In 2016, the route plan of oil pipeline in Uganda was confirmed, laying the foundation for accelerated development of the oilfields.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in the Republic of The Congo, Algeria and the Gabonese Republic. In 2016, after drilling and appraisal, the REZ structure in Algeria was proven to be one of the major discoveries of the region in recent years.

North America

North America has become the biggest overseas reserves and production region of the Company. The Company holds interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago, as well as part of the shares of MEG Energy Corporation in Canada. As of the end of 2016, the Company’s reserves and daily production volume derived from North America reached 619.1 million BOE and 117,738 BOE/day, respectively, representing approximately 16.0% and 9.0% of the Company’s total reserves and daily production, respectively.

The U.S.

The Company currently holds 27% and 13% interest in two shale oil and gas projects in the U.S., namely the Eagle Ford and Niobrara shale oil and gas projects respectively.

In 2016, as the number of wells drilled decreased under the low oil price environment, the net production of the Eagle Ford project decreased and averaged approximately 53,000 BOE/day. Under the current low oil price environment, our operators have slowed down asset development, which would impact our near-term production.

In addition, the Company owns interest in two major deepwater developments, Stampede and Appomattox, and a number of other exploration blocks in the U.S. Gulf of Mexico, through its wholly-owned subsidiary, Nexen Energy ULC (“Nexen”).

Canada

Canada is one of the world’s major regions with rich oil sands resources, participation in oil sands development will be favorable to the sustainable growth of the Company. In Canada, the Company, through its subsidiary, Nexen, owns 100% working interest in the oil sands project located at the Long Lake as well as three other oil sands leases in the Athabasca region in northeastern Alberta. We also hold a 7.23% interest in the Syncrude project and a 25% interest in several other non-operated exploration and development leases.

In 2016, the Company continued the development of the Long Lake project. Its net production averaged approximately 21,000 BOE/day. For the oil sands project in Canada, under the low oil price environment, the Company will leverage on its overall

CNOOC LIMITED Annual Report 2016       15

advantages, lower cost and enhance efficiency, and control the pace of investment to provide a solid resource safeguard for its long-term development.

In addition, the Company holds approximately 12.39% of the shares of MEG Energy Corporation in Canada, which is listed on the Toronto Stock Exchange.

Other Regions in North America

The Company owns 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production. The engineering construction of phase III of the natural gas project progressed smoothly and was completed with production commenced in the second half of 2016. In addition, the Company owns 100% exploration interest in the deepwater exploration blocks 1 and 4 of the Perdido Fold Belt in Mexico.

South America

In South America, the Company mainly holds a 50% interest in Bridas Corporation (“Bridas”) and a 10% interest in the PSC of the Libra oilfield in Brazil, among which, the Company’s 50% interest in Bridas is accounted for by equity methods. As of the end of 2016, the Company’s reserves and daily production volume derived from South America reached 293.9 million BOE and 48,548 BOE/day, respectively, representing approximately 7.6% and 3.7% of the Company’s total reserves and daily production, respectively.

Argentina

The Company holds a 50% interest in Bridas and makes joint management decisions. Bridas holds 40% interest in Pan American Energy (“PAE”) in Argentina and 100% interest in AXION Refinery. Bridas engages in upstream oil and gas exploration and production activities as well as downstream refining activities in Argentina and other countries. The strength of upstream and downstream integration is gradually realized.

In 2016, under the low oil price environment, the Company sought balance between production and returns, enhanced operating efficiency, optimized operating plans and innovated development plans. The daily net production of Bridas averaged approximately 48,000 BOE/day. The downstream refinery maintains a high level of operation capacity and is implementing quality improvement project according to clean energy requirements of the government.

Brazil

The Company holds a 10% interest in the Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 km2 and water depth of about 2,000 meters.

In 2016, the Company drilled five appraisal wells in the Libra northwestern block which further increased the reserve.

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company will fully leverage on the development opportunities of the Libra project in Brazil to seek a new driver for production growth.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia and interests in Stabroek exploration block offshore Guyana.

Europe

The Company holds interests in several oil and gas fields such as Buzzard and Golden Eagle in the North Sea. As of the end of 2016, the Company’s reserves and daily production volume derived from Europe reached 81.8 million BOE and 104,473 BOE/day, respectively, representing approximately 2.1% and 8.0% of the Company’s total reserves and daily production, respectively.

United Kingdom

The Company’s asset portfolio in the North Sea consists of projects under production, development and exploration, mainly including: a 43.2% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, and a 36.5% interest in the Golden Eagle oilfield, making the Company the largest crude oil operator in the North Sea.

The United Kingdom is one of the Company’s key overseas areas, as several key projects such as Buzzard and Golden Eagle have contributed considerably to the Company’s production. In 2016, the net production of Buzzard oilfield averaged approximately 66,000 barrels per day. In the future, we will continue to intensify our efforts in the oil and gas development in the UK, and actively look for exploration and development blocks with potential in order to achieve a stable and sustainable development in the region.

16    CNOOC LIMITED Annual Report 2016

Other Regions in Europe

The Company holds a license issued by the government of Iceland for carrying out oil exploration operations in the Norwegian Sea, Northeast Iceland. In 2016, the project is at exploration and appraisal stage and has preliminary completed the processing and interpretation of newly acquired 2D seismic data.

Sales and Marketing

Sales of Crude Oil

The Company sells its crude oil produced offshore China to the PRC market mainly through CNOOC China Limited, its wholly-owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets mainly through another wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd. Nexen Energy ULC, a wholly-owned subsidiary of the Company, sells its crude oil and synthetic oil to international markets separately.

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay by Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, respectively, all of which are the benchmarking crude oil prices in the Far East. Beginning in 2017, the benchmark price for crude oil sold in China is changed to Brent. The Company’s major customers in China are Sinopec, PetroChina and CNOOC. The crude oil produced overseas and sold in the international markets is benchmarked at the Brent and WTI oil prices.

In 2016, affected by the sustaining low international oil prices, the Company’s realized oil prices declined significantly. In 2016, the Company’s average realized oil price was US$41.40/barrel, representing a decline of 19.3% year over year.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally include a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the Southeastern coast of China and mainly include Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, China BlueChemical Ltd, etc.

The LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Dapeng, Guangdong and Putian, Fujian, China.

In 2016, the Company’s average realized natural gas price was US$5.46/mcf, representing a 14.6% decrease year over year, primarily due to the Chinese government’s onshore natural gas price reform in 2015, resulting in two decreases of overall prices in the onshore natural gas market in China. The Company gradually adjusted the sale prices for its major natural gas users through negotiation.

In China, the current oversupply of natural gas adversely affects the development, operation and income of the Company’s natural gas business. In view of the current natural gas market competition, the Company will coordinate the designs and approvals of relevant projects and the gas price negotiations with downstream users, with the aim of promoting the development of oil and gas fields under construction. Meanwhile, to cope with the current weak demand in specific regions, the Company will coordinate the price negotiations with downstream users to ensure the stable gas sales of producing oil and gas fields.

Research and Development

In 2016, the Company continued to implement its “technology-driven” strategy. It released and implemented the “Thirteenth Five-year” research and development plan and completed the top-level design of the “Thirteenth Five-year” key technology projects and top-level design for the establishment of research platform; continued to implement system for research coordination and strengthened the joint project development and mastering of core technology of different institutes. The Company actively initiated the “Quality and Efficiency Year 3.0” program. Through technological innovations, the Company was able to establish a solid foundation for reserve and production growth, as well as cost control and efficiency enhancement. A series of research findings have been applied to increase production efficiency.

CNOOC LIMITED Annual Report 2016       17

Major Scientific Project Development

In 2016, the Company focused on core business needs and undertook national oil and gas major projects and national key research and development programs. It continued to conduct core technological projects such as deep water oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability. The “Geology theory and technology innovation on continental margin area in the north of South China Sea deep water and its important hydrocarbon discovery” was awarded National Scientific and Technological Progress Award (Second Class), while significant landmark achievements such as Differential Hydrocarbon Enrichment Mechanism of Active Fault Belts and the major Discovery of High Quality Oil Field Groups with Hundred Million Tons Reserves in Bohai, exploration technology and practice for large gas field in deep water area of Western South China Sea, Key Technology on infilling and optimization of clustering well pattern in offshore SZ36-1 oil fields, and key technology and application in enhanced oil recovery technology for offshore heavy oilfield by polymer flooding, which will provide technological support for the sustainable development of the Company.

Innovative Development of Key Technologies

Remarkable result was achieved in using key vector processing technologies for multi-component seismic data, with trial processing of the seismic data from two target areas of over 200 square kilometers in Bohai and Weixinan completed. Time-lapse Seismic Interpretation Technology was successfully applied in processing new data of the Xijiang 24-1 oil producing region. Operating efficiency was enhanced by key technological achievements such as intelligent zonal water injection technology on offshore oilfield and cuttings-carrying technology in highly deviated well drilling.

RISK MANAGEMENT AND INTERNAL CONTROL SYSTEM

Since its establishment, the Company has treated risk management and internal control as a top priority. The Company recognizes that it is the duty and obligation of its management to establish and maintain a risk management and internal control system, which serves the Company’s strategic objectives and meets the Company’s business practice.

The Company’s Risk Management Committee is directly managed by the Chief Executive Officer and has been authorized by the Board to be in charge with the organization and implementation of the overall risk management and internal control, on-going monitoring of the risk management and internal control systems of the Company, and making periodic reports to the Board regarding the status of the risk management and internal control systems of the Company.

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO (“Committee of Sponsoring Organizations of the Tread way Commission”) of the U.S., established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management-Principles and Guidelines”. The Risk Management Committee established the overall targets and policies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risk of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as following-up and periodically reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO of the U.S., established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and completeness of all information reported.

•	In 2016, the Company has optimized the risk management work for compliance requirements. The Board considered that as of 31 December 2016, the Company’s risk management system and the Company’s internal control over financial reporting were effective.

As a company listed in Hong Kong, the U.S. and Canada, the Company will continue to strictly comply with all regulatory requirements, strengthen its risk management and internal control system, and maintain a high standard of corporate governance to ensure the Company’s healthy development.

18    CNOOC LIMITED Annual Report 2016

RISK FACTORS

Although we have established the risk management system to identify, analyze, evaluate and respond to risks, our business activities are subject to the following risks, which could have material effects on our strategy, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

Our business, cash flows and profits fluctuate with changes in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for oil and natural gas, market uncertainty and various other factors beyond our control, including, but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions by major oil-producing countries, the price and availability of other energy sources, domestic and foreign government regulations, natural disasters and weather conditions. Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Low oil and natural gas prices may adversely affect our business, revenue and earnings. Lower oil and natural gas prices may result in the write-off of higher cost reserves and other assets, reduction of the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and natural gas prices may also impact our long-term investment strategy and operation capability for our projects.

Our business and strategy may be substantially affected by complex macro economy, politically instability, war and terrorism and changes in policy and fiscal and tax regimes.

Economic conditions, energy costs, geopolitical issues and the availability and cost of credit resulted in a severe and prolonged global economic downturn period. The complex economic outlook may materially and adversely affect our business and financial conditions.

Some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international activities, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in fiscal and tax regime are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes as well as potential trade and economic sanctions due to deteriorated relations between different countries.

Our financial performance is subject to the tax and fiscal regime of host countries in which we operate. Any changes in the tax and fiscal regime in these countries may increase our tax burden and have an adverse effect on our financial performance. For example, in October 2015, the Organization for Economic Co-operation and Development (OECD) published the “Base Erosion and Profit Shifting Project” (BEPS Project) final report with 15 action items, to enhance multilateral cooperation, pursuant to which the participating countries will amend their tax laws and tax treaties and strengthen their supervision on the corporate taxation and transfer pricing activities. Global changes to tax laws may result in additional or double taxation being imposed on the company in some circumstances.

Oil and natural gas industry are very competitive.

We compete in the PRC and international markets with national oil companies, major integrated oil and gas companies and various other independent oil and gas companies for access to oil and gas resources, products, alternative energy, customers, capital financing, technology and equipment, personnel and business opportunities. Competition may result in shortage of these resources or over-supply of oil and gas, which could increase our cost or reduce our earnings, and adversely impact our business, financial condition and results of operations. For example, the over-supply of natural gas in China may negatively impact our development, operation and revenue of natural gas projects.

In addition to competition, as we need to obtain various approvals from governmental and other regulatory authorities in order to maintain our operations, we may face unfavorable results such as project delays and cost overruns, which may further impact the realization of our strategies and adversely impact our financial condition.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and the long-lasting accuracy of our price assumptions.

We review the oil and natural gas price assumptions on a periodic basis when evaluating project decisions and business opportunities. We generally test projects and other business opportunities against a long-term price range. While we believe our current long-term price assumptions are prudent, if such assumptions proved to be incorrect, it could have a material adverse effect. For short-term planning purposes, we stress test the project feasibility against a wider range of prices.

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Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from flaring will increase as long as there are no gas gathering systems in place. Over time, we expect that a growing share of our CO2 emissions will be subject to supervision and result in an increase in our costs. Furthermore, the public’s continued and increased attention to climate changes, including activities organized by non-governmental and political organizations, is likely to lead to implementation of additional regulations on reducing greenhouse gas emissions. If we are unable to find economically viable and publicly acceptable solutions that could reduce our CO2 emissions for new and existing projects, we may experience additional costs, project delays, reduced production and reduced demand for the Company’s products.

Mergers, acquisitions and divestments may expose us to additional risks and uncertainties, and we may not be able to realize the anticipated benefits from acquisitions and divestments.

Mergers and acquisitions may not succeed due to various reasons, such as difficulties in integrating activities and realising synergies, outcomes differing from key assumptions, host governments reacting or responding in a different manner from that envisaged, or liabilities and costs being underestimated. Any of these would reduce our ability to realise the anticipated benefits. We may not be able to successfully divest non-core assets at acceptable prices, resulting in increased pressure on our cash position. In the case of divestments, we may be held liable for past acts, or failures to act or perform responsibilities. We may also be subject to liabilities if a purchaser fails to fulfil all of its commitments. These risks may result in an increase in our costs and inability to achieve our business goals.

The nature of our operations exposes us and the communities in which we work to a wide range of health, safety, security and environment risks.

Every aspect of our daily operations exposes us to health, safety, security and environmental (HSSE) risks given the geographical area, operational diversity and technical complexity of our operations. Our operations include productions and transportations of oil and gas in difficult geographic or climate zones, as well as environmentally sensitive regions, such as Canada, the basins in Uganda or offshore, especially in deep water area. Our operations expose us and the areas in which we operate to a number of risks, including major process safety incidents, natural disasters, earthquakes, social unrest, health and safety lapses and crimes. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in casualties, environmental damage disruption of business activities and, depending on their cause and severity, material damage to our reputation, exclusion from bidding on mineral rights and eventually loss of our licence to operate. In certain circumstances, liabilities could be imposed without regard to our fault in the matter. Regulatory requirements for HSSE change constantly and may become more stringent over time. In the future, we may incur significant additional costs in complying with such requirements or bear liabilities such as fines, penalties, clean-up costs and third-party claims, as a result of breach of laws and regulations relating to HSSE matter. Our reputation may be adversely affected.

We maintain various insurance policies for our operations against potential losses. However, our ability to insure against our risks is subject to the availability of relevant insurance products in the market. In addition, we cannot ensure you that our insurance coverage is sufficient to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies on a timely basis, or at all. If any of our losses are not covered by our insurance coverage, or if the insurance compensation is less than our losses or the claim is not paid on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

Violations of anti-fraud, corruption and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti-fraud and corporate governance, are constantly changing and strengthening, especially in the United States, United Kingdom, Canada and China. The compliance with these laws and regulations may increase our cost. If the Company, our employees, executives or directors fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our brand and reputations, the ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

The current or future activities of our controlling shareholder, CNOOC, or its affiliates in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention and possible imposition of sanctions on CNOOC, which could materially and adversely affect our shareholders.

We cannot predict the interpretation or implementation of government policies at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions. As a result of such activities by CNOOC, we could be prohibited from engaging in business activities in the U.S. or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with

20    CNOOC LIMITED Annual Report 2016

respect to our securities could also be prohibited. Pension or endowment funds of certain U.S. State and local governments or universities may sell our securities due to certain restrictions on investments in companies that engage in activities in sanctioned countries, such as Iran and Sudan. We may also be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company and investment in our company.

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. To our knowledge, in 2016, China Oilfield Services Limited (COSL), one of our non-controlled affiliates, provided certain drilling and other related services in Iran, and another non-controlled affiliate of ours was engaged in submarine cable installation and trenching services in Iran. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of not discovering commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 51.2% of our proved reserves were undeveloped as of 31 December 2016. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the market prices of our oil and gas products, the production performance of reservoirs, extensive engineering judgments, comprehensive judgement of engineers and the fiscal and tax regime in the countries where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove be incorrect over time. Consequently, the results of drilling, testing, production and changes in the price of oil and gas may require substantial upward or downward revisions to our initial reserve data.

If we fail to develop or gain access to appropriate technologies, or to deploy them effectively, the realization of our strategies as well as our competitiveness and ability to operate may be adversely affected.

Technology and innovation are vital for us in meeting the global energy demands in a competitive environment.For example, we strive to rely on technologies and innovations to enhance our competiveness in the development of unconventional oil and gas resources, including oil sands, shale oil and gas and coalbed methane, and deep water exploration and development. In the context of an operating environment with stricter environmental compliance standards and requirements, although current knowledge recognise these newly developed technologies as safe to the environment, there still exists unknown or unpredictable elements that may have an impact on the environment. This may in turn harm our reputation and operation, increase our costs or even result in litigations and sanctions. We may face risks in failing to meet the required environmental standards if our technologies in unconventional oil and gas operations are not sophisticated.

Breach of our cyber security or break down of our IT infrastructure could damage our operations and our reputation.

Intentional attacks on our cyber system, negligent management of our cyber security and IT system management and other factors may cause damage or break down to our IT infrastructure, which may disrupt our operations, result in loss or misuse of data or sensitive information, cause injuries, environmental harm or damages in assets, violate laws or regulations and result in potential legal liability. These actions could result in significant costs or damage to our reputational.

CNOOC largely controls us and we regularly enter into connected party transactions with CNOOC and its affiliates.

Currently, CNOOC indirectly owns or controls 64.44% of our shares. As a result, CNOOC is able to control our board composition, or our Board, determine the time and amount in dividend payments, and controls us in various aspects. Under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations under any new PSCs to us (except for those relating to administrative functions as a state-owned company), our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favour its own interests over ours.

In addition, we regularly enter into connected transactions with CNOOC and its affiliates. Certain connected transactions require a review by the Hong Kong Stock Exchange and are subject to prior approvals by the independent shareholders. If these transactions are not approved, the Company may not be able to proceed as planned and it may adversely affect our business and financial condition.

CNOOC LIMITED Annual Report 2016       21

Oil and natural gas transportation may expose us to financial loss and reputation harm.

Our oil and gas transportation involves marine, land and pipeline transportation, which are subject to hazards such as capsizing, collision, acts of piracy and damage or loss from severe weather conditions, explosions, oil and gas spills and leakages. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations, risk of financial loss and reputation harm. We may not be insured against all of these risks and uninsured losses and liabilities arising from these hazards could reduce the funds available to us for financing, exploration and investment, which may have a material adverse effect on our business, financial condition and results of operations.

We face various risks with regard to our business and operations in North America.

Transportation and export infrastructure in North America is limited, and without the construction of new transportation and export infrastructure, our oil and natural gas production capacity may be affected. In addition, we may be required to sell our products into the North American markets at lower prices than in other markets, which could materially and adversely affect our financial performance.

Aboriginal people in Canada have claimed aboriginal title and rights to the lands and mineral resources in substantial portion of western Canada. As a result, negotiations with aboriginal people on surface activities are required and may result in timing uncertainties or delays of future development activities. Declaration by aboriginal people, if successful, could have a significant adverse effect on our business in Canada.

We may have limited control over our investments in joint ventures and our operations with partners.

A portion of our operations are conducted in the forms of partnerships or in joint ventures in which we may have limited ability to influence and control their operation or future development. Our limited ability to influence and control the operation or future development of such joint ventures could materially and adversely affect the realization of our target returns on capital investment and lead to unexpected future costs.

If we depend heavily on key customers or suppliers, our business, results of operations and financial condition could be adversely affected.

Key sales customers – if any of our key customers reduced their crude oil purchases from us significantly, our results of operation could be adversely affected. In order to reduce reliance on a single customer, we adopt measures including signing annual sales contracts, developing sales plans, and participating in market competition so as to maintain a stable cooperation with customers.

Key suppliers – we have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and a consensus in corporate cultures and win-win cooperation. Further, we actively explore new suppliers to ensure adequacy and foster competition.

We face currency risks and liquidity risks.

Currency risks – The Company’s oil and gas sales are substantially denominated in Renminbi and U.S. dollars. The depreciation of the Renminbi against the U.S. dollar may result in double effects. The appreciation of the U.S. dollar against the Renminbi may increase the Company’s revenue in the sales of oil and gas, but it may increase our costs of equipment and import of raw materials in the meantime.

Liquidity risks – Certain restrictions on dividend distribution imposed by the laws of the host countries in which we operate may adversely and materially affect our cash flows. For instance, as the dividend of our wholly owned subsidiaries in the PRC shall be distributed pursuant to the laws of the PRC and the articles and association, and we may face risks of not obtaining adequate cash flows from such subsidiaries. In addition, a ratings downgrade could potentially increase financing costs and adversely impact our ability to access financing, which could put pressure on the Company’s liquidity.

health, safety and environmental protection (“Hse”)

As always, the Company takes safety as top priority in its works. “Safety and environmental protection come first, people oriented and well-equipped facilities” have been regarded as the core values of health, safety and environmental protection (HSE). The Company constantly improves the systematic management of HSE work and nourishes a safety culture with characteristics of the Company, striving to provide a safe working environment for the Company and contractors and establishing first class management capability in safe production.

In 2016, the Company continued to improve HSE management, adhered to systematic management, completely upgraded the

22    CNOOC LIMITED Annual Report 2016

HSE internal control system and converted management documents covering overseas projects HSE and public health events and accidents into internal control system. In 2016, the Company strengthened safety supervising measures, implemented management and control of offshore production facilities according to the level of risks, established complete risk monitoring and control indicators including monitoring and control of major operating risks of well control and engineering construction, which effectively prevented major incidents. The Company also strengthened base-level frontline safety management, promoted the establishment of job responsibility list, improved the site patrol and inspection system and enhanced the protection ability in respect of safety production on site.

For offshore China, in 2016, the Company coordinated annual audit inspection to promote HSE management, organised and conducted HSE system review, and special review of high risk contractors such as diving contractors and helicopter contractors. Special production safety inspections were also carried out and self-inspection was organised utilizing information system for units under the Company according to “Six Provisions on Work Safety Announcement” and the implementation of remedial measures was supervised.

In 2016, the Company comprehensively enhanced the risk prevention ability of systems by improving emergency response management mechanism, integrating emergency response management information systems, improving ICS system establishment and comprehensively strengthening emergency response training and exercises to minimize the impact of emergencies. Early warning and emergency handling were properly made all times. There were 13 typhoons affecting the normal production during the year, and the Company successfully avoided personal injury and death by initiating typhoon emergency plan.

In 2016, the Company paid more attention to the safety management of base-level units and held an essay writing activity of “Safety Management at the Base-level”. We summed up and refined the safety management experience of base-level units, and publicised and promoted effective safety management measures.

In 2016, the Company intensified the coordinated management of energy saving and emission reduction, released “Development Plan of Energy Saving and Emission Reduction for the Next Five Year”, made a thorough survey on energy saving and emission reduction in units under the Company, developed carbon emission monitoring and verification techniques and endeavoured to reduce emission of greenhouse gases. The consolidated energy consumption was 2,710,300 tons of standard coal, consolidated energy consumption for unit oil and gas produced was 0.0470 ton standard coal/ton, and energy saving of 162,200 tons of standard coal was achieved for the year.

Overseas, the Company organised and conducted a HSE review of the Nexen headquarters in Calgary and Long Lake oil sands facilities in Canada and a safety review on the facilities and equipment evaluation of the Indonesian SES oilfield delayed project and pushed further ahead the establishment and improvement of HSE management plans for oversea projects of units under the Company.

During 2016, the Company’s safety management faced challenges again, but we upheld high HSE standards. The Company’s OSHA (Occupation Safety and Health Administration) statistics of the year is shown below.

				Number	Rate
	Gross	Number of	Rate of	of Lost	of Lost
	Man-hours	Recordable	Recordable	Workdays	Workdays	Fatal
Scope	(million)	Cases	Cases	Cases	Cases	Cases

Company staff	43	10	0.05	5	0.02	3

Staff of the Company and
direct contractors	122	65	0.11	26	0.04	5

Corporate Citizen

The Company has been pursuing good social responsibility and the development of harmony between enterprise and society, and between people and nature, and has regarded its social responsibility as an undeniable obligation. While being committed to achieving sustainable development and creating value for its shareholders, the Company strives to provide clean and reliable energy supply for society and meeting needs of stakeholders.

Our social responsibilities are: to build CNOOC Limited into a driving force for sustainable energy supply, a leading force for clean, healthy and green energy development, and a motivating force for the mutual progress of stakeholders and society.

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In 2017, the Company will publish and provide on its website the “2016 Environmental, Society and Governance Report”, which will set out a full review of the corporate social responsibility performed by the Company in 2016.

Human resources

The Company always considers employees as its most valuable asset and cares for their rights and development. The Company strives to create an open, transparent and fair working environment. We adhere to the people-oriented spirit and staff caring concept, placing high emphasis on safeguarding the legal rights and interest of our staff. The Company has built a professional and highly efficient workforce capable of overcoming challenges, which has been essential to the success of the Company.

In 2016, under the pressure of persisting low oil price, the Company continued to motivate staff and inspire their creativity through improving institutional mechanisms and systems, enhancing organizational efficiency, continuing to strengthen the teams’ ability and to stimulate their talent. We had built up adequate human resources support amid the suppressed oil price environment.

Labor Policy underpinned by Objectivity, Openness and Fairness

The Company protects the basic human rights of all employees according to laws, and respects the values, identity and privacy of employees with different cultural background. In China, the Company is in strict compliance with “Labour Law of the People’s Republic of China”, “Labour Contract Law of the People’s Republic of China” and other labor laws and regulations to safeguard all the legal rights and interests of our employees. Overseas, the Company abides by relevant laws and regulations and diligently implements the relevant international conventions ratified by the Chinese government to ensure that we respect the legal rights of all our employees.

All employees entered into employment contracts with the Company based on the principles of equality and voluntariness. The Company opposes any form of inhumane treatment and forced labour and is in strict compliance with regulations regarding salary, overtime hours and statutory benefits requirements in places where we operate.

The Company actively creates systems and mechanisms with equal opportunities and fair rules and establishes a culture of respecting and trusting talents, so as to provide an environment that motivates employees to pursue personal development and advancement, and establish a clean, sound, open and inclusive cultural environment. The Company upholds the principle of objectivity, openness and fairness in the employment system in respect of recruitment, training, promotion and compensation regardless of race, nationality, religion, gender, age, marital status and employees with special legal status.

The Company adheres to gender equality in the workplace, and makes an active effort to increase the number of female employees and to offer training for management positions for women. In addition, the Company also organizes a variety of leisure activities for female employees through different means and encourages them to participate in a variety of activities.

Sufficient Safeguard of Employees’ Rights

The Company also strives to create an open, transparent and fair working environment. Adhering to the people-oriented spirit and staff caring concept, we place high emphasis on safeguarding the legal rights of our staff.

We offer employees with competitive compensation packages amongst industry peers and establish a salary growth mechanism, gradually implementing an allocation system that is consistent with the market. The Company’s remuneration system, which fully takes field employees into account, is closely associated with employees’ performance and contributions. A pay mechanism that links employee incomes with the Company’s profits growth has also been adopted to ensure that our employees fully benefit from the growth and development of the Company.

A comprehensive and effective social security system has also been built and all kinds of social and supplementary insurances are provided for employees on a timely basis. In addition to making contributions for the five basic social insurances including pension, medical, work-related injury, unemployment and maternity insurances, the Company also provides supplementary insurances including personal accident insurance, commercial supplementary medical insurance and supplementary medical insurance for children.

A series of measures have been adopted to help employees maintain better work-life balances, which include: providing employees with paid annual leave and family visit leave, one-off settling subsidies and comprehensive allowances for employees deployed to positions away from home to help them adapt to living in such places.

24    CNOOC LIMITED Annual Report 2016

Staff Development

We focus on providing opportunities and career development path for the advancement and personal growth of our staff. Based on different professional groups and job characteristics, the Company has built respective paths for promotions. In 2016, the title management system was further improved to strengthen appraisal work.

For staff training, the Company offered a variety of training courses to ensure comprehensive coverage. In 2016, a total of approximately 205,000 attendees participated in the Company’s trainings and 40 core training programs and projects were completed for key professionals and positions with approximately 1,680 attendees.

The Company continued to encourage professional skills certification and further increased the proportion of experienced professionals. In 2016, a total of approximately 3,000 employees received certifications. Currently there are approximately 3,900 employees with titles of senior worker or above, and approximately 670 technicians and senior technicians, accounting for 65% and 11% of the total technical workforce, respectively.

Cultivation of International Talents

The Company has always placed strong focus on the cultivation of international talents with an established system of strata training through a variety of ways to enhance international talent cultivation, promoting business integration within and outside the Company.

In 2016, the Company followed up and evaluated the effectiveness of the revised overseas human resources management measures, whereby problems were analysed and measures were improved to satisfy the different needs of human resources management for overseas business. We continued to implement measures and projects for international talents selection, training and appraisal, and formulated appraisal standard for international talents. Short- and long-term talent exchanges were continuously made with Nexen to cultivate international talents and facilitate integration.

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Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and attained high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2016, the Company was awarded the “Asia’s Best CSR (China)”, “Asia’s Best CEO (Investor Relations (China))” and “Best Investor Relations Company (China)” by Corporate Governance Asia magazine, “2016 Corporate Governance awards – Platinum” and “2016 Corporate Awards-Best Initiatives in Environmental Responsibility” by The Asset magazine, and “2016 China Securities Golden Bauhinia Awards – Most Influential Brand for a Listed Company” by Ta Kung Pao. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2016, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions in the “Corporate Governance Code and Corporate Governance Report” set out in Appendix 14 to the Listing Rules (the “CG Code”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner so as to protect the interests of all shareholders. The Company values the importance of corporate governance and in light of the CG Code, the Company set out a summary of the Company’s key corporate governance practices during 2016 below.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board

Principle: “An issuer should be headed by an effective board which should assume responsibility for its leadership and control and be collectively responsible for promoting its success by directing and supervising its affairs. Directors should take decisions objectively in the best interests of the issuer.

The board should regularly review the contribution required from a director to perform his responsibilities to the issuer, and whether he is spending sufficient time performing them.”

•	The Board consisted of eight members, including two Executive Directors, two Non-executive Directors and four Independent Non-executive Directors, as of 31 December 2016.

•	The list of Directors, their respective biographies, and their respective roles in the Committees and the management are set out on pages 44 to 51 and 152 of this annual report, respectively. The relevant information has also been disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•	The Company holds Board meetings at least four times a year at approximately quarterly intervals. Five Board meetings were held in 2016. Members of the Board have also actively participated in the discussions on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•	There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

•	The Board has regularly reviewed the contribution required from a Director to perform his responsibilities to the Company, and whether he is spending sufficient time performing them in accordance with the CG Code.

26    CNOOC LIMITED Annual Report 2016

Attendance of full Board meetings held in 2016

	No. of meetings attended
	(5 meetings in total)
	by Director	by proxy

Executive Directors
Yang Hua (Chairman) (Note 1)	5	0
Yuan Guangyu (Note 2)	3	0
Li Fanrong (Note 3)	2	0

Non-executive Directors
Liu Jian (Vice Chairman) (Note 4)	0	0
Wu Guangqi (Note 5)	5	0
Lv Bo (Note 6)	5	0

Independent
Non-executive Directors
Chiu Sung Hong	5	0
Lawrence J. Lau	5	0
Tse Hau Yin, Aloysius	5	0
Kevin G. Lynch	5	0

Note 1:	With effect from 15 June 2016, Mr. Yang Hua, Chairman of the Board, was re-designated from a Non-executive Director to an Executive Director of the Company and appointed as the Chief Executive Officer of the Company.

Note 2:	With effect from 15 June 2016, Mr. Yuan Guangyu was appointed as an Executive Director and the President of the Company.

Note 3:	With effect from 15 June 2016, Mr. Li Fanrong resigned as an Executive Director, the Chief Executive Officer and the President of the Company.

Note 4:	With effect from 20 December 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company.

Note 5:	With effect from 15 June 2016, Mr. Wu Guangqi was re-designated from an Executive Director to a Non-executive Director. With effect from 20 December 2016, he was appointed as a member of the Remuneration Committee.

Note 6:	With effect from 20 December 2016, Mr. Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•	Dates of regular Board meetings have been scheduled at least two months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notices have been given.

•	Minutes of the meetings of the Board and Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable request by any Director.

•	Minutes of the meetings of the Board and Committees recorded sufficient details of the matters considered by the Board and Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Committee meetings are sent to all Directors and all Committee members respectively within a reasonable time after the Board meetings and Committee meetings for their comments and records.

•	Committees may, upon reasonable request, seek independent professional advice in appropriate circumstances at the Company’s expense. The Board would resolve to provide separate independent professional advice to Directors to assist them in performing their duties to the Company at the Company’s expense.

•	If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such interest has been considered to be material by the Board, the matter will not be dealt with by a written resolution but a Board meeting will be convened for that matter. Independent Non-executive Directors who do not (and whose close associates also do not) have material interest in the transaction will be present at such Board meeting.

CNOOC LIMITED Annual Report 2016       27

•	The Company has arranged appropriate insurance cover in respect of legal action against its Directors.

A.2	Chairman and Chief Executive

Principle: “There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of business. There should be a clear division of these responsibilities to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•	Mr. Yang Hua serves both as the Chairman of the Board and as the CEO of the Company as he is familiar with the culture and operations of the Company and has extensive experience in the oil and gas industry. The Directors consider that vesting two roles in the same individual enables the Company to make and implement decisions promptly and efficiently and will not impair the balance of power and authority between the Directors and the management of the Company.

•	The Chairman ensures all Directors are properly briefed on issues arising at Board meetings and is responsible for ensuring that Directors receive, in a timely manner, adequate information, which must be accurate, clear, complete and reliable.

•	One of the important roles of the Chairman is to provide leadership for the Board. The Chairman ensures that the Board works effectively and performs its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman delegates the responsibility of drawing up the agenda for each Board meeting and Committee meeting to the Joint Company Secretaries who will take into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, and the Chairman is primarily responsible for approving the agenda.

•	The Chairman takes primary responsibility for ensuring that good corporate governance practices and procedures are established.

•	The Chairman encourages all Directors to make full and active contribution to the Board’s affairs and takes the lead to ensure that the Board acts in the best interests of the Company. The Chairman encourages Directors with different views to voice their concerns, allows sufficient time for discussion of issues and ensures that Board decisions fairly reflect Board consensus.

•	The Chairman holds meetings with the Independent Non-executive Directors and Non-executive Directors without the presence of the Executive Directors at least annually.

•	The Chairman ensures that appropriate steps are taken to provide effective communication with shareholders and that their views are communicated to the Board as a whole.

•	The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-executive Directors and Independent Non-executive Directors in particular and ensuring constructive relations between Executive and Non-executive Directors.

•	The CEO is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board.

A.3	Board composition

Principle: “The board should have a balance of skills, experience and diversity of perspectives appropriate to the requirements of the issuer’s business. It should ensure that changes to its composition can be managed without undue disruption. It should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•	The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder’s value with the highest standards of integrity and ethics. The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•	As of 31 December 2016, the Board consisted of eight members: two of them were Executive Directors, two of them were

28    CNOOC LIMITED Annual Report 2016

Non-executive Directors and four of them were Independent Non-executive Directors. All Directors were identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that set out the names of the Directors of the Company. A list of the Directors identifying their updated roles and functions was maintained on the Company’s website and on the Hong Kong Stock Exchange’s website during the reporting period.

•	The Executive Directors of the Company are all individuals with extensive experience in the Company’s respective fields of operation. Both of them are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Both Mr. Yang Hua and Mr. Yuan Guangyu have over 30 years of experience in the oil and gas industry.

•	The Non-executive Directors of the Company are all individuals with extensive experience in the parent company’s respective fields of operation.

•	The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economic, financial and investment fields. They have extensive experience and knowledge of corporate management and make significant contributions to the Company’s strategic decisions.

•	The Company believes that the active involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The diverse backgrounds of the Board members ensure that they can fully represent the interests of all shareholders of the Company and to enhance the effectiveness of the Board and corporate governance.

•	The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all of the Independent Non-executive Directors are independent.

A.4 & A.5 Appointments, re-election and removal & Nomination Committee

Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for orderly succession for appointments. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•	The Nomination Committee comprises two Independent Non-executive Directors (Mr. Lawrence J. Lau and Mr. Kevin G. Lynch) and one Executive Director (Mr. Yang Hua, whose re-designation from Non-executive Director to Executive Director became effective on 15 June 2016), with Mr. Yang Hua serving as the Chairman of the Nomination Committee. A list of members of the Nomination Committee is set out under the section headed “Company Information” on page 152 of this annual report.

•	The role of the Nomination Committee is to determine the policy and establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•	The main authorities and responsibilities of the Nomination Committee are to make recommendations to the Board for suitable candidates to serve as Directors and senior management of the Company for approval by the Board, to review the structure, size and composition of the Board (including the skills, knowledge and experience), and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitiveness of the Company.

•	When nominating a particular candidate for director, the Nomination Committee will consider (1) the breadth and depth of the management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience or knowledge of the candidate in international operations. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. When nominating an Independent Non-executive Director who has served the Company for more than nine years, the Board will propose shareholders’ vote by way of a separate resolution on any decision to re-elect such Independent Non-executive Director and include in the circular and/or explanatory statement accompanying the notice of the relevant general meeting to shareholders the reasons why the Board still considers such Director as independent and

CNOOC LIMITED Annual Report 2016       29

shall be re-elected. Mr. Lawrence J. Lau who has served as an Independent Non-executive Director of the Company for over nine years, will retire from office and being eligible for re-election at the forthcoming annual general meeting of the Company to be held on 26 May 2017. Mr. Lau has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Lau has expressed objective views and given valuable independent guidance to the Company over the years. He is currently a member of the audit committee and the nomination committee, and has served as a member of the independent board committee in connection with the connected transactions entered into by the Company and its subsidiaries. Mr. Lau has continued to demonstrate firm commitments to his role. Mr. Lau has provided confirmation of his independence according to Rule 3.13 of the Listing Rules. The Board considers that Mr. Lau remains independent for the purpose of the Listing Rules despite the fact that he has served the Board for over nine years. In accordance with Code Provision A.4.3 of the CG Code, the Company will include in the notice of the annual general meeting to be held in 2017 and the circular of the Company the reasons why the Board still considers Mr. Lau as independent and shall be re-elected.

•	The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendations of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	Our Non-executive Directors are appointed for a term of one year. However, none of our existing Independent Non-executive Directors are appointed for a specific term, which constitutes a deviation from the CG Code. Further explanation is set out under the section headed “Compliance with the Corporate Governance Code” on page 42.

•	All Directors, including those appointed for a specific term are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Articles of Association of the Company (as amended and adopted by special resolution of the Company on 27 May 2009) (the “Articles”) and the CG Code.

•	The following is a summary of the work performed by the Nomination Committee under its charter during the year:

—	Reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board and its committees and made recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

—	Assessed the independence of Independent Non-executive Directors;

—	Identified individuals suitably qualified to become Board members and made recommendations to the Board on the selection of individuals nominated for directorships;

—	Made recommendations to the Board on the re-election of Directors and reviewed succession planning for Directors, in particular the Chairman and CEO, according to the nomination procedure and process and criteria adopted by the Company;

—	Reviewed and monitored the training and continuous professional development of Directors and senior management and made recommendations to the Board in that regard; and

—	Evaluated and assessed the effectiveness of the Nomination Committee and the adequacy of the charter of the Nomination Committee and recommended the proposed changes to the charter to the Board (if necessary).

•	During the year ended 31 December 2016, Mr. Yang Hua, the Chairman of the Board and the Chairman of the Nomination Committee, was re-designated from a Non-executive Director to an Executive Director and appointed as the CEO with effect from 15 June 2016. Mr. Yuan Guangyu, was appointed as an Executive Director and the President of the Company with effect from 15 June 2016. Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company with effect from 20 December 2016. Mr. Wu Guangqi was re-designated from an Executive Director to a Non-executive Director and also resigned as the Compliance Officer of the Company with effect from 15 June 2016, and

30    CNOOC LIMITED Annual Report 2016

was appointed as a member of the Remuneration Committee of the Company with effect from 20 December 2016. Mr. Li Fanrong resigned as an Executive Director, the Chief Executive Officer and the President of the Company with effect from 15 June 2016. Mr Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 20 December 2016. Other than the above, the Nomination Committee considered that any other change to the composition of the Board was not necessary. It will keep assessing whether any such change is required going forward and will recommend to the Board qualified candidates as Directors according to the nomination policy and procedure of the Nomination Committee.

•	In accordance with Code Provision A.5.6 of the CG Code and to demonstrate the Company’s continued commitment to high standards of corporate governance, the Board adopted a board diversity policy (the “Policy”) on 20 August 2013 prior to the implementation date as required by the Listing Rules. The Policy aims to continue to improve corporate governance and ensure the diversity of Board members. A summary of the Policy is set out below:

Purpose:	The Policy aims to continue to improve corporate governance and ensure the diversity on the Board.

Policy statement:

With a view to leading its leap-forward development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and sustainable development. In designing the Board’s composition, board diversity shall be considered from a number of aspects, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and length of service. All Board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regard to the benefits of diversity on the Board.

Selection criterion:

Selection of candidates will be based on diversity of perspectives, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and diversified vision.

Since the adoption of the Policy in August 2013, the Board has observed the Policy and took into account the objectives set out in the Policy in reviewing its Board composition. In particular, in selecting the candidates for Non-executive Director, not only the Board considered the knowledge, experience and industry-specific exposures of the candidates, the Board also took into account other factor such as cultural background and diversified vision of the candidates. In selecting candidates for Executive Director, the Board will consider knowledge and exposures in the oil and gas industry, leadership and management skills and experience and length of service at the Group. As a result, the Nomination Committee considered that there is sufficient diversity at the Board level.

Attendance of individual members at Nomination Committee meetings in 2016

	No. of meeting attended
	(1 meeting in total)
Directors	by committee member	by proxy

Yang Hua (Chairman)	1	0
Lawrence J. Lau	1	0
Kevin G. Lynch	1	0

A.6	Responsibilities of Directors

Principle: “Every director must always know his responsibilities as a director of an issuer and its conduct, business activities and development. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•	Directors’ training and professional development:

CNOOC LIMITED Annual Report 2016       31

–	All Directors newly appointed to the Board receive a comprehensive, formal and tailored induction on appointment for the purpose of giving an overview of the business and operations of the Group and appropriate briefings and trainings from the Company covering the statutory and regulatory obligations of Directors, organizational structure, policies, procedures and codes of the Company and terms of reference of Committees. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company, and their responsibilities under statutes and common law, the Listing Rules, legal and other regulatory requirements as well as the Company’s business and governance policies, so that they are able to discharge their responsibilities properly.

–	The Company also recognizes the importance of continuous professional development of the Directors. Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. During the year, the Company arranged a training conducted by its external professional advisers on the updates on Listing Rules, applicable laws, rules and regulations relating to Directors’ duties and responsibilities. The training covered a broad range of topics including new amendments to the Listing Rules, risk management and internal control systems, Environmental, Social and Governance reporting and US Foreign Corrupt Practices Act.

–	Certain Directors also attended trainings organized by the Company or external professional bodies on other regulatory updates as well as obligations of directors. In addition, Directors also read materials/publications which they thought appropriate and necessary for the fulfillment of their roles. The Directors provided their regular training records to the Company.

–	In addition, the Company also provided regular updates to Directors in respect of continuing obligations of listed issuers and their directors as well as monthly updates on the business and operations of the Group.

•	The Non-executive Directors and the Independent Non-executive Directors actively participate in Board meetings and Committees meetings to exercise their independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct of the Company. They are responsible for taking the lead where potential conflicts of interests arise.

•	The Non-executive Directors and the Independent Non-executive Directors are invited to serve on the Audit, Remuneration and Nomination Committees of the Company.

•	During 2016, each Non-executive Director or Independent Non-executive Director attended or otherwise appointed an alternate to attend all regularly scheduled meetings of the Board and Committees on which such Non-executive Director or Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings and shared their experience, skills and expertise with the Board or the relevant Committees. All of the Non-executive Directors and Independent Non-executive Directors of the Company made positive contributions to the development of the Company’s strategy and policies through independent, constructive and informed comments. The Non-executive Directors and the Independent Non-executive Directors have been responsible for scrutinising our performance in achieving agreed corporate goals and objectives and monitoring our performance reporting.

•	Mr. Yang Hua, Chairman of the Board, together with the Independent Non-executive Directors attended the General Meetings held in 2016 and responded to questions raised by the shareholders in order to develop a balanced understanding of the views of shareholders.

32    CNOOC LIMITED Annual Report 2016

Attendance at general meetings in 2016:

No. of meetings attended
(2* meetings in total)

Executive Directors
Yang Hua (Chairman) (Note 1)	2
Yuan Guangyu (Note 2)	1
Li Fanrong (Note 3)	0

Non-executive Directors
Liu Jian (Vice Chairman) (Note 4)	0
Wu Guangqi (Note 5)	1
Lv Bo (Note 6)	2

Independent Non-executive Directors
Chiu Sung Hong	2
Lawrence J. Lau	2
Tse Hau Yin, Aloysius	2
Kevin G. Lynch	2

Note 1:	With effect from 15 June 2016, Mr. Yang Hua, Chairman of the Board, was re-designated from a Non-executive Director to an Executive Director of the Company and appointed as the Chief Executive Officer of the Company.

Note 2:	With effect from 15 June 2016, Mr. Yuan Guangyu was appointed as an Executive Director and the President of the Company.

Note 3:	With effect from 15 June 2016, Mr. Li Fanrong resigned as an Executive Director, the Chief Executive Officer and the President of the Company.

Note 4:	With effect from 20 December 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company.

Note 5:	With effect from 15 June 2016, Mr. Wu Guangqi was re-designated from an Executive Director to a Non-executive Director. With effect from 20 December 2016, he was appointed as a member of the Remuneration Committee.

Note 6:	With effect from 20 December 2016, Mr. Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee.

*	Two general meetings were held in 2016 including the Annual General Meeting held on 26 May 2016 and the extraordinary general meeting held on 1 December 2016.

•	The Directors are required to inform the Company in case of any change in the number and nature of offices held in public companies or organizations and other significant commitments. Please refer to “Directors and Senior Management” on pages 44 to 51 for the biographies of the Directors.

A.7	Supply of and access to information

Principle: “Directors should be provided in a timely manner with appropriate information in the form and quality to enable them to make an informed decision and perform their duties and responsibilities.”

•	The Company’s senior management regularly provides the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organises presentations to the Board conducted by professional advisers on specific transactions as appropriate.

•	For regular Board meetings and Committee meetings, the agenda and accompanying Board papers are sent in full to all Directors at least three days before the intended date of the Board meetings or Committee meetings.

•	The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries, who will provide full and prompt responses to queries raised by the Directors. All Directors are entitled to have access to the Board papers, minutes and related materials upon reasonable notice.

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B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT AND BOARD EVALUATION

B.1	The level and make-up of remuneration and disclosure

Principle: “An issuer should disclose its directors’ remuneration policy and other remuneration related matters. The procedure for setting policy on executive directors’ remuneration and all directors’ remuneration packages should be formal and transparent. Remuneration levels should be sufficient to attract and retain directors to run the company successfully without paying more than necessary. No director should be involved in deciding his own remuneration.”

•	The Remuneration Committee comprises two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius), one Non-executive Director (Mr. Lv Bo served as a member of the Remuneration Committee until 20 December 2016 and Mr. Wu Guangqi served as a member of the Remuneration Committee with effect from 20 December 2016), with Mr. Chiu Sung Hong serving as the Chairman of the Remuneration Committee. The Remuneration Committee is delegated with the authority of determining and approving salaries, bonuses, share option packages, performance appraisal systems and retirement plans for all Executive Directors and senior management. A list of members of the Remuneration Committee is set out in “Company Information” on page 152 of this annual report.

•	The major responsibilities and authorities of the Remuneration Committee include making recommendations to the Board on the Company’s policy and structure of the remuneration of Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy, determining and reviewing the service contracts and specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, reviewing and approving the compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure consistency with contractual terms, and making recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•	The Company’s emolument policy is to maintain fair and competitive packages with reference to industry standards and prevailing market conditions. The Remuneration Committee is mindful that levels of remuneration must be sufficient to attract and retain the Directors and senior management in order to run the Company successfully, but at the same time, the Company should avoid setting remunerations which are in excess of those necessary for this purpose. The Directors’ emolument package may comprise the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered in determining the Directors’ remuneration package:

—	Business needs, company goals and objectives;

—	Responsibilities of the Directors and their individual contribution; and

—	Changes in relevant markets, for example, supply/demand fluctuations and changes in competitive conditions.

Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2016, are set out on pages 96 to 97 of this annual report.

No individual Director or any of his/her associates or senior management of the Company is permitted to determine his/her own remuneration.

The Company seeks to apply similar principles when determining the remuneration packages for senior management with reference to the Board’s corporate goals and objectives. Other general staff and employees are rewarded on a performance-rated basis with other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to notes 9 to 10 to the financial statements on pages 96 to 98 of this annual report for details of Directors’ remuneration and senior management’s remuneration by band and the five highest paid individuals in the Company.

•	The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee is determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•	The Remuneration Committee also administers the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the

34    CNOOC LIMITED Annual Report 2016

limitations prescribed by laws and the rules of such plans and programs.

•	The Remuneration Committee consults the Chairman and CEO about its proposal relating to the remuneration of other Executive Directors and have access to independent professional advice if necessary.

•	The following is a summary of the work performed by the Remuneration Committee under its charter during the year:

—	Reviewed and approved the remuneration packages of the Company’s individual Executive Directors and senior management of the Company;

—	Reviewed and approved the remuneration packages of the newly appointed Director and senior management;

—	Made recommendations to the Board on the Company’s policy and structure for Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

—	Assessed performance of Executive Directors and approved the terms of their service contracts;

—	Made recommendations to the Board on the remuneration of the Company’s Non-executive Directors; and

—	Evaluated and assessed the effectiveness of the Remuneration Committee and the adequacy of the charter of the Remuneration Committee and recommended the proposed changes to the charter to the Board (if necessary).

Attendance of individual members at Remuneration Committee meetings in 2016

	No. of meetings attended
	(2 meetings in total)
Directors	by committee member	by proxy

Chiu Sung Hong (Chairman)	2	0
Tse Hau Yin, Aloysius	2	0
Wu Guangqi (Note 1)	0	0
Lv Bo (Note 2)	1	1

Note 1:	Mr. Wu Guangqi was appointed as member of the Remuneration Committee with effect from 20 December 2016.

Note 2:	Mr. Lv Bo resigned as member of the Remuneration Committee with effect from 20 December 2016. Mr. Lv Bo appointed Mr. Chiu Sung Hong as his proxy to attend the Remuneration Committee meeting held on 30 November 2016 and to vote on his behalf.

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting

Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•	The Company has established a mechanism for reporting to the Board by providing a monthly management report in order to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•	Directors will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•	Directors will also discuss and analyse the performance of the Group, the long term business model and corporate strategies of the Company for achieving the Company’s objectives and generating or preserving value over the longer term. Please

CNOOC LIMITED Annual Report 2016       35

refer to the relevant section in Management’s Discussion and Analysis on pages 63 to 67 for details.

•	If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

•	In response to Section 404 of the Sarbanes-Oxley Act promulgated by the U.S. Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, the management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•	The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual reports, interim reports and announcements made through the Hong Kong Stock Exchange’s website and the Company’s website, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a balanced, clear and understandable assessment in its interim and annual reports, other financial disclosures required by the Listing Rules, reports to the regulators and information disclosed under statutory requirements to enable investors to appraise its development over the period and its financial position.

•	The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas business and discloses details of its oil and gas properties in its annual report (as set out on pages 131 to 143).

•	The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern as referred to in Code Provision C.1.3 of the CG Code.

•	The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors’ Report on page 68.

C.2	Risk management and internal control

Principle: “The board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the issuer’s strategic objectives, and ensuring that the issuer establishes and maintains appropriate and effective risk management and internal control systems. The board should oversee management in the design, implementation and monitoring of the risk management and internal control systems, and management should provide a confirmation to the board on the effectiveness of these systems.”

•	The Board acknowledges that it is its responsibilities to ensure that the Company establishes and maintains appropriate and effective risk management and internal control systems and review their effectiveness. Such systems are designed to manage rather than eliminate risks of failure to achieve business objectives, and can only provide reasonable, but not absolute, assurance against material misstatement or loss.

•	The Board regularly, and at least annually, receives reports from the management of the Company regarding the establishment, review and evaluation of the Company’s strategic, financial, operational and compliance control, risk management and internal control systems. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan.

•	The Audit Committee is delegated by the Board to oversee the risk management and internal control systems and the internal audit function of the Company on an on-going basis (at least annually). For work completed by the Audit Committee on the Company’s risk management and internal control systems, please refer to the section headed “C.3 Audit Committee” below.

•	The Company’s Risk Management Committee is directly managed by the Chief Executive Officer and has been authorized by the Board to be in charge with the organization and implementation of the overall risk management and internal control. The Risk Management Committee is responsible for establishing the risk management and internal control systems, implementing standardized organization, authorization, responsibilities, procedures and methods for the risk management and internal control systems. The Risk Management Committee is also responsible for ongoing monitoring of the risk management and internal control systems of the Company, and makes periodic reports to the Audit Committee and the Board regarding the status of the risk management and internal control systems of the Company.

36    CNOOC LIMITED Annual Report 2016

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO in the United States of America (“COSO”), established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management – Principles and Guidelines”. The Risk Management Committee established the overall targets and policies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risk of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as periodically following-up and reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company. The risk management reports are submitted to the Audit Committee and the Board periodically.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO, established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control system of the Company to ensure the timeliness, accuracy and completeness of all information reported.

•	The Company has established procedures for identifying, handling and disseminating inside information in compliance with the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), including the issue of an inside information disclosure policy, the requirement for the employees of the Company to read and comply with such policy and the annual review and update (if necessary) of such inside information disclosure policy, pre-clearance on dealing in Company’s securities by Directors and designated members of the management, notification of regular blackout period and securities dealing restrictions to relevant Directors and employees, identification of project by code name and dissemination of information to stated purpose and on a need-to-know base have been implemented by the Company to guard against possible mishandling of inside information within the Group.

•	Whistleblowing policy and system have been established for employees and those who deal with the Company to raise concerns about possible improprieties in any matter relating to the Company.

•	The Company has maintained an open channel to handle and discuss internal reports concerning finance, internal control and fraud to ensure that all reports will receive sufficient attention and any significant internal control weakness or reports will directly reach to the chairman of the Audit Committee.

•	The Company has established a mechanism for remediating internal control deficiency under which the management of each level are assigned with clear responsibilities relating to remediating internal control deficiency in accordance with their respective levels. Those responsibilities are also included in the internal performance indicators of the Company.

•	During the reporting period, the Company’s internal audit function provided independent assurance as to the adequacy and effectiveness of the Company’s risk management and internal control systems. The financial condition, operational control and compliance control of the Company were examined by the internal audit function according to the audit plan approved by the Audit Committee. Different audit areas were assigned according to risk priority. The internal audit function assisted the Board to monitor the effectiveness of the risk management and internal control systems. After completion of an internal audit, analysis, appraisals, recommendations related to the activities inspected were formulated. The internal audit function reported to the Audit Committee and the Board about internal audit findings, internal audit recommendation and the management responses. In addition, the internal audit function maintained a regular dialogue with the Company’s external auditors so that both are aware of the significant factors which may affect their respective scope of work.

•	Reports from external auditors on internal control and relevant financial reporting matters were presented to and reviewed by the Audit Committee.

•	The management reported the above works to the Audit Committee for the purpose of assisting the Audit Committee to review the effectiveness of the risk management and internal control systems.

•	The management evaluated the design and operating effectiveness of the Company’s risk management system and the Company’s internal control over financial reporting for 2016 and did not discover any material weakness from the evaluation. As a result, the Board considered that as of 31 December 2016, the Company’s risk management system and the Company’s internal control over financial reporting were effective.

CNOOC LIMITED Annual Report 2016       37

C.3	Audit Committee

Principle: “The board should establish formal and transparent arrangements to consider how it will apply financial reporting, risk management and internal control principles and maintain an appropriate relationship with the issuer’s auditors. The audit committee established under the Listing Rules should have clear terms of reference.”

•	The Audit Committee consists of three Independent Non-executive Directors (Mr. Tse Hau Yin, Aloysius, Mr. Chiu Sung Hong and Mr. Lawrence J. Lau), with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and Chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 152 of this annual report.

•	The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as the effectiveness of the Company’s risk management and internal control systems. The Audit Committee, together with senior management and the external auditors, review the accounting principles and practices adopted by the Group and discuss the risk management and internal control and financial reporting matters. The Board also assesses the effectiveness of risk management and internal control systems based on the reviews by the Risk Management Committee, senior management and internal audit function and external auditors.

•	The Audit Committee is also responsible for overseeing the operation of the internal control system so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions in financial reporting. The Audit Committee also meets at least twice a year with our external auditors.

•	The Audit Committee is responsible for overseeing and monitoring the risk management and internal control systems of the Company on an ongoing basis and review with our external auditors and management periodically, not less than annually, the scope, adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems, and any related significant findings regarding risks or exposures and consider recommendations for improvement of such controls. The review should cover all material aspects, including strategic, financial, operational and compliance controls. In conducting annual review, the Audit Committee should, in particular, consider the factors including (a) the changes, since the last annual review, in the nature and extent of significant risks, and the Company’s ability to respond to changes in its business and the external environment; (b) the scope and quality of management’s ongoing monitoring of risks and of the internal control systems, and where applicable, the work of its internal audit function and other assurance providers; (c) the extent and frequency of communication of monitoring results to the Board and the Audit Committee which enables them to assess the effectiveness of the risk management and internal control systems of the Company; (d) significant control failings or weaknesses that have been identified during the period. Also, the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company’s financial performance or condition; (e) and the effectiveness of the Company’s processes for financial reporting and Listing Rule compliance.

•	The Audit Committee is also responsible for reviewing the Company’s internal audit function, ensuring co-ordination within the Group and between the Company’s internal and external auditors, and ensuring that the internal audit function is adequately resourced and has appropriate standing within the Company and to review and monitor its effectiveness.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts, annual results announcements, unaudited interim accounts and interim results announcements before they are tabled to the Board for approval, and discussed with senior management and the external auditors over such accounts;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the matters including:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the annual report of the Company; and

38    CNOOC LIMITED Annual Report 2016

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—	In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors, have frequent contacts with the external auditors to discuss issues from time to time;

—	On behalf of the Board, conducted a review of the effectiveness of the Company’s risk management and internal control systems for the year ended 31 December 2016. The annual review included works such as:

(i)	review of reports submitted by and discussions with the Risk Management Committee and other senior management concerned regarding major risks identified, changes in the nature and extent of major risks since the last annual review, measures and response plans to manage risks identified, and the ability of the Company to respond to such changes in its business operation, etc.;

(ii)	review on whether the management has established effective risk management and internal control systems pursuant to the Listing Rules as well as under relevant US requirements and to evaluate the scope and quality of the management’s works on the risk management system, internal control system and internal audit;

(iii)	review the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting, financial reporting functions and internal audit functions to ensure that the management had performed its duty;

(iv)	review of the effectiveness of the internal audit function of the Company to ensure coordination within the Group and between the Company’s internal and external auditors and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company;

(v)	consider the major investigation findings on risk management and internal control systems and management’s response to these findings; and

(vi)	make recommendations to the Board and the senior management on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal control.

On the basis of the aforesaid review, the Audit Committee was not aware of any significant issues that would have an adverse impact on the effectiveness and adequacy of the risk management and internal control systems of the Company;

—	Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and made recommendations to the Board in relation to the appointment of external auditors, as well as the proposed auditors’ fees;

—	Reviewed and approved the Company’s audit and non-audit pre-approval policy to ensure auditors’ independence;

—	Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting, risk management and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reviewed the arrangements by which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, risk management and internal control or other matters and ensure that proper arrangements are in place for fair and independent investigation and for appropriate follow-up actions;

—	Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and risk management and internal control systems and made appropriate recommendations where necessary;

CNOOC LIMITED Annual Report 2016       39

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs as appropriate and performed certain corporate governance duties delegated by the Board set out in Board Committees & Corporate Governance Functions section on page 40; and

—	Evaluated and assessed the effectiveness of the Audit Committee and the adequacy of the charter of the Audit Committee, and considered and recommended the proposed amendments to the charter and presented to the Board for approval.

•	Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at Audit Committee meetings in 2016

	No. of meetings attended
Independent	(4 meetings in total)
Non-executive	by committee
Directors	member	by proxy

Tse Hau Yin, Aloysius
(Chairman and Financial Expert)	4	0
Chiu Sung Hong	4	0
Lawrence J. Lau	4	0

D.	DELEGATION BY THE BOARD

D.1	Management functions

Principle: “An issuer should have a formal schedule of matters specifically reserved for board approval. The board should give clear directions to management on the matters that must be approved by it before decisions are made on the issuer’s behalf.”

•	The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders. The Board delegates its management and administration functions to management and gives clear directions as to the powers of management at the same time, in particular, with respect to the circumstances where management should report back and obtain prior approval from the Board before making decisions or entering into any commitments on the Company’s behalf.

•	The day-to-day management is conducted by senior management and employees of the Company, under the direction of the CEO and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions. The Company formalises the functions reserved to the Board and those delegated to management and reviews those arrangements periodically to ensure that they remain appropriate to the Company’s needs.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of these plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)	Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

•	The Board and the senior management have respective responsibilities, accountabilities and contributions. The primary functions performed by the senior management are to conduct the daily business and implement the abovementioned affairs

40    CNOOC LIMITED Annual Report 2016

approved and delegated by the Board and other matters as the Board may from time to time request.

•	The Directors review such delegation arrangements periodically to ensure they remain appropriate to our needs.

•	Directors clearly understand delegation arrangements in place. The Company has entered into service agreements with the Executive Directors and Non-executive Directors and has formal letters of appointment for Independent Non-executive Directors setting out the key terms and conditions of their engagements and appointments.

D.2	Board Committees & Corporate Governance

D.3	Functions

Principle: “Board committees should be formed with specific written terms of reference which deal clearly with their authority and duties.”

•	The Company has established an Audit Committee, a Remuneration Committee and a Nomination Committee (each a “Committee”) and has established a specific written committee charter (the “Charter”) which deal clearly with its authority and duties. The Charters of the Committees are published on the websites of the Hong Kong Stock Exchange and the Company. These Committees will report to the Board on their decisions and recommendations.

•	The Board has delegated the responsibility for performing certain corporate governance related duties and functions to the Audit Committee and the Nomination Committee.

•	The Audit Committee shall be responsible for performing the corporate governance duties set out below:

(i)	Developing and reviewing the Company’s policies and practices on corporate governance and making recommendations to the Board;

(ii)	Reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements and making recommendations to the Board in that regard;

(iii)	Developing, reviewing and monitoring the Code of Ethics for Directors and Senior Officers (“Code of Ethics”) and making recommendations to the Board in that regard; and

(iv)	Reviewing the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report and making recommendations to the Board in that regard.

•	The Nomination Committee shall be responsible for reviewing and monitoring the training and continuous professional development of Directors and senior management and making recommendations to the Board in that regard.

CNOOC LIMITED Annual Report 2016       41

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication

Principle: “The board should be responsible for maintaining an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with them and encourage their participation.”

•	The Board recognizes the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•	A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•	The general meetings also provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, and the external auditors of the Company, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

•	The Chairmen of the Board and all Committees, or in his absence, an alternate appointed by him will, whenever possible, propose separate resolutions for each substantially separate issue at general meetings of the Company.

•	The Company’s management ensures the external auditors attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditors’ independence.

•	The Board established a shareholders’ communication policy and review it on a regular basis to ensure its effectiveness.

E.2	Voting by Poll

Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”

•	In 2016, all votes of shareholders at the general meetings of the Company were taken by poll or otherwise in accordance with the Listing Rules. The Chairman of a meeting ensured that shareholders were familiar with the procedures of voting by poll at the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

F.	Company Secretary

Principle: “The company secretary plays an important role in supporting the board by ensuring good information flow within the board and that board policy and procedures are followed. The company secretary is responsible for advising the board through the chairman and/or the chief executive on governance matters and should also facilitate induction and professional development of directors.”

•	Ms. Li Jiewen and Ms. Tsue Sik Yu, May are the Joint Company Secretaries of the Company. Their biographies are set out on page 51 of this report. The Nomination Committee of the Company has the responsibility to make recommendation for suitable candidates for the appointment of company secretary to the Board and the Board has the responsibility to approve their selection, appointment or dismissal by physical meeting of the Board.

•	The Joint Company Secretaries will report to the Chairman of the Board and/or the CEO.

•	Each of the Joint Company Secretaries has taken no less than 15 hours of relevant professional training every year.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures

42    CNOOC LIMITED Annual Report 2016

as well as all applicable rules and regulations are followed.

SHAREHOLDERS’ COMMUNICATION AND RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

The procedures for shareholders to convene an Extraordinary General Meeting of the Company (“EGM”) are governed by Article 60 of the Articles and sections 566 to 568 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong). On the request of shareholders of the Company, representing at least 5% of the total voting rights of all shareholders having a right to vote at general meetings, the Directors are required to call a general meeting.

The request must state the general nature of the business to be dealt with at the EGM and may include the text of a resolution that may properly be moved and is intended to be moved at the EGM, be authenticated by the shareholder(s) making the request, and sent to the Company in hard copy form or in electronic form. The Directors must call an EGM within 21 days after the date on which they become subject to the requirement and such EGM must be held on a date not more than 28 days after the date of the notice convening the meeting is given.

Whilst giving the above request, shareholders are recommended to provide written explanation of the reasons and material implications relating to the proposed resolutions to enable all of the shareholders to properly consider and determine the proposed resolutions.

The Company will, upon receipt of a request referred to above, issue a notice of extraordinary general meeting of the proposed resolutions and (if applicable) circulars containing further information relating to the proposed resolutions in accordance with the Listing Rules.

Further enquiries relating to the above or enquiries that Shareholders wish to be put to the Board may be addressed to the Joint Company Secretaries of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

PROCEDURES FOR PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS BY SHAREHOLDERS

Shareholders are requested to follow sections 615 and 616 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to give to other shareholders, who are entitled to receive notice of the annual general meeting, notice of a resolution that may properly be moved and is intended to be moved at the annual general meeting.

Shareholders are requested to follow sections 580 to 583 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to circulate to other shareholders, who are entitled to receive notice of a general meeting, a statement with respect to a matter mentioned in a proposed resolution or other business to be dealt with at the general meeting.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2016, the Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provisions A.2.1 and A.4.1 of the CG Code. The following summarises the requirement under the above-mentioned code provisions A.2.1 and A.4.1 and the reason for such deviation.

CG Code Provision A.2.1

Under CG Code provision A.2.1, the roles of Chairman and Chief Executive Officer should be separate and not be performed by the same individual.

Mr. Yang Hua assumes both the roles of the Chairman and the Chief Executive Officer as he is familiar with the culture and operations of the Company and has extensive experience in oil and gas industry. The Directors consider that vesting two roles in the same individual enables the Company to make and implement decisions promptly and efficiently and will not impair the balance of power and authority between the Board and the management of the Company. The Company has established board committees (namely, Audit Committee, Remuneration Committee and Nomination Committee), whose members comprise Independent non-executive Directors and are responsible for important corporate governance functions. In particular, the Audit Committee of the Company is responsible for overseeing and monitoring the risk management and internal control systems of the Company, to support the Board in discharging its responsibilities and to ensure the adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems. The four Independent Non-executive

CNOOC LIMITED Annual Report 2016       43

Directors who possess balance of skills and experience appropriate to the business of the Company also contribute valuable independent views to the Board. The Directors consider that although Mr. Yang Hua serves as both the Chairman and Chief Executive Officer, there are sufficient checks and balances at the board level.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years (with the exception of Mr. Kevin G. Lynch, who was appointed on 1 March 2014 and was re-elected at the annual general meeting of the Company held on 23 May 2014). The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGES IN DIRECTORS

During the year ended 31 December 2016, there was the following change in Directors.

With effect from 15 June 2016, (i) Mr. Yang Hua, the Chairman of the Board and the Chairman of the Nomination Committee, was re-designated from a Non-executive Director to an Executive Director and appointed as the Chief Executive Officer; (ii) Mr. Wu Guangqi was re-designated from an Executive-Director to a Non-executive Director, and also resigned as the Compliance Officer of the Company; (iii) Mr. Yuan Guangyu was appointed as an Executive Director and the President of the Company; and (iv) Mr. Li Fanrong resigned as Executive Director, the Chief Executive Officer and the President of the Company.

With effect from 20 December 2016, (i) Mr Liu Jian was appointed as the Vice Chairman and a Non-executive Director; (ii) Mr. Wu Guangqi was appointed as a member of the Remuneration Committee of the Company; and (iii) Mr. Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there is no other change in the information of Directors of the Company except as disclosed in this annual report.

CODE OF ETHICS

The Board adopted a Code of Ethics in 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivity involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements. As part of its continued efforts to improve its corporate governance standards, the Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2016.

The Company has provided all its Directors and senior officers with a copy of the Code of Ethics and requires them to comply with the Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the Code of Ethics. All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious breaches will result in dismissal.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the abovementioned Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2016, with the required standards set out in the Model Code.

44    CNOOC LIMITED Annual Report 2016

SERVICES AND REMUNERATION OF AUDITORS

Deloitte Touche Tohmatsu, appointed as the independent auditors of the Company on 24 May 2013, was re-appointed and engaged as the Company and its subsidiaries’ auditors (“Auditors”) for the financial year ended 31 December 2016. Services provided by the auditors and fees charged by the auditors for the services for the year ended 31 December 2016 are as follows:

Audit Fees

The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB 45.2 million for the financial year ended 31 December 2015 and RMB 46.7 million for the financial year ended 31 December 2016.

Audit-related Fees

The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB 8.5 million for the financial year ended 31 December 2015 and RMB 6.0 million for the financial year ended 31 December 2016.

Tax Fees

The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB 0.6 million for the financial year ended 31 December 2015 and RMB 0 for the financial year ended 31 December 2016.

All Other Fees

The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB 2.5 million for the financial year ended 31 December 2015 and RMB 0 for the financial year ended 31 December 2016.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2015 and for the financial year ended 31 December 2016.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

CNOOC LIMITED Annual Report 2016       45

Directors and Senior Management

Executive Directors
1	Yang Hua (Chairman)
2	Yuan Guangyu

Non-executive Directors
3	Liu Jian (Vice Chairman)
4	Wu Guangqi

Independent Non-executive Directors
5	Chiu Sung Hong
6	Lawrence J. Lau
7	Tse Hau Yin, Aloysius
8	Kevin G. Lynch

46    CNOOC LIMITED Annual Report 2016

EXECUTIVE DIRECTORS

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. He was appointed as the Chairman and Director of Nexen Energy ULC, a subsidiary of the Company, with effect from 15 June 2016. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. Mr. Yang was re-designated from a Non-executive Director to an Executive Director and appointed as the Chief Executive Officer of the Company with effect from 15 June 2016.

Yuan Guangyu

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch, a subsidiary of the Company. Mr. Yuan also serves as the Director and General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He was appointed as the Chairman of CNOOC International Limited with effect from 15 June 2016. Mr. Yuan was appointed as an Executive Director and President of the Company with effect from 15 June 2016.

Li Fanrong

Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Yangtze University in China, and received an MBA degree from the Business School of Cardiff University in United Kingdom. Mr. Li has been working in the oil and gas industry in China over 30 years. He joined CNOOC in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Operation Manager of CNOOC/AMOCO Joint Operating Group, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. Mr, Li also served as Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company. He has served as Vice President of CNOOC since April 2010. He was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.He also serves as a Director of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive

CNOOC LIMITED Annual Report 2016       47

Director with effect from 16 September 2010. Mr. Li resigned from his positions as an Executive Director, the Chief Executive Officer and the President of the Company with effect from 15 June 2016.

NON-EXECUTIVE DIRECTORS

Liu Jian

Born in 1958, Mr. Liu is a professor-level senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 to August 2015. In August 2015, Mr. Liu was appointed as the General Manager of CNOOC. Mr. Liu also served as the director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. He was appointed as Chairman and Director of CNOOC China Limited, a subsidiary of the Company, with effect from 28 February 2017. Mr. Liu was appointed as the Vice Chairman and a Non-executive Director of the Company with effect from 20 December 2016.

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Chairman of CNOOC Marine Environment and Ecology Protection Foundation, and served as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company since 1 June 2005 and he also serves as a Director of CNOOC International Limited and served as a Director of CNOOC China Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company and has resigned as the Compliance Officer of the Company with effect from 15 June 2016.

Lv Bo

Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined CNOOC in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014. Mr. Lv resigned from his position as a Non-executive Director of the Company with effect from 20 December 2016.

48    CNOOC LIMITED Annual Report 2016

INDEPENDENT NON-EXECUTIVE DIRECTORS

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited seven books and published more than 180 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and a member of its Currency Board Sub-committee and Investment Sub-Committee, and Chairman of Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute. In addition, he also serves as a Member and Chairman of the Prize Recommendation Committee, LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited, and an Independent Non-executive Director of Hysan Development Company Limited, both of which are listed on the Hong Kong Stock Exchange, and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds ten honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the

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Chancellor of the University of King’s College, Senior Fellow of Massey College, former Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Sobey Foundation, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s) listed on the Toronto Stock Exchange, a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and Co-chair of Ontario Economic Summit. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

Other Members of Senior Management

Chen Wei

Born in 1958, Mr. Chen is an Executive Vice President, the General Counsel and Compliance Officer of the Company. He is a professor-level senior engineer. He received his B.S. degree from East China Petroleum Institute (now China University of Petroleum) and MBA from Tsinghua University. He has over 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department of CNOOC Exploration and Development Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and General Manager of Science and Technology Development Department of CNOOC, and a Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC. In March 2013, Mr. Chen was appointed as the Assistant President of CNOOC and the Executive Vice President of the Company. In May 2016, Mr. Chen was appointed as the General Counsel of CNOOC, the General Counsel and Compliance Officer of the Company.

Zhu Weilin

Born in 1956, Mr. Zhu is an Executive Vice President of the Company. Mr. Zhu is a professor-level senior engineer. He graduated from Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Manager of the Exploration Department, Manager of Science Management Department, and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC International Limited, the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC, Executive Vice President of the Company and the General Manager of the Exploration Department of the Company, responsible for the Company’s oil and gas exploration operations. In July 2015, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company. In May 2016, Mr. Zhu retired as an Executive Vice President of the Company.

Chen Bi

Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and international affairs of the Company. Mr. Chen is a professor-level senior engineer. He graduated from the Southwest Petroleum Institution (now Southwest Petroleum University) and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1989 and an MBA degree from Tsinghua University in 2001. Mr. Chen joined CNOOC in 1982 and has over 30 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy General Manager of Development and Production Department of CNOOC, Deputy General Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. In October 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In January 2009, Mr. Chen was appointed as the Executive Vice President of the Company. In May 2016, Mr. Chen ceased to serve as an Executive Vice President of the Company.

Xie Yuhong

Born in 1961, Mr. Xie is an Executive Vice President and General Manager of Exploration Department of the Company as well as

50    CNOOC LIMITED Annual Report 2016

a professor-level senior engineer. Mr. Xie obtained a Ph.D. Degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Naihai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Naihai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Naihai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Naihai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Naihai West Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Deputy Chief Geologist of CNOOC, Deputy Chief Geologist and General Manager of Exploration Department of the Company. In May 2016, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and General Manager of Exploration Department of the Company.

Li Yong

Born in 1963, Mr. Li is an Executive Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. He is a senior engineer. He received his B.S. degree from Southwest Petroleum University, master of Petroleum Economics from Scuola E Mattei of Italy and MBA from Peking University. He has over 30 years of experience in the oil and gas industry. Mr. Li joined CNOOC in 1984 and previously served as Comprehensive Technology Manager and Drilling Manager of Exploration Department of CNOOC, Director of Drilling Office of Exploration and Development Department of the Company. In April 2003, he was appointed as Deputy General Manager of Tianjin Branch of CNOOC (China) Limited. In October 2005, he was appointed as Executive Vice President and Chief Operating Officer of COSL. In April 2009, he was appointed as Executive Director and President of COSL. In September 2010, he served as Executive Director, Chief Executive Officer and President of COSL. In June 2016, he was appointed as Assistant President of CNOOC, Executive Vice President of the Company, Director of CNOOC Bohai Petroleum Administration Bureau and General Manager of CNOOC China Limited Tianjin Branch.

Zhang Guohua

Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Zhanjiang Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In March 2003, he was appointed as Senior Vice President of the Company. In October 2005, Mr. Zhang was appointed as Senior Vice President of the Company and General Manager of CNOOC China Limited Shanghai Branch. In July 2009, he was appointed as Director of Donghai Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Director of Nanhai West Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Zhanjiang Branch.

Zhong Hua

Born in 1960, Mr. Zhong is Chief Financial Officer of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation (“COONWC”), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company of Oil Production Company of COONWC, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 2-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Development Department and Manager of Administration Department of COONWC. From September 1999 to October 2005, Mr. Zhong was General Manager of Administration Department and General Manager and Director of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On 16 September 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. From March 2012 to November 2015, Mr. Zhong served as Joint Company Secretary of the Company.

Deng Yunhua

Born in 1963, Mr. Deng is an academician of the Chinese Academy of Engineering and the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and Exploration and received a master’s degree in Engineering in 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy

CNOOC LIMITED Annual Report 2016       51

Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute. Mr. Deng became Deputy Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng served as Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy General Director of CNOOC Research Institute from 2009 to 2015. In November 2015, he was appointed as the Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of Beijing Research Center of CNOOC China Limited.

Song Lisong

Born in 1957, Mr. Song is the Chief Safety Official and General Manager of the Quality, Health, Safety & Environmental Protection (QHSE) Department of the Company. He graduated in 1982 with a bachelor’s degree from the Department of Petroleum Development of East China Petroleum Institute (now China University of Petroleum), majoring in Drilling Engineering. In 1999, he graduated with a master’s degree of management from Department of Economic Management of School of Management, TianJin University. From 1982 to 1994, he served as Supervisor and Platform Manager for Bohai Oil Corporation, and a staff member of the offshore division of the Technology Safety Department and the head of the offshore safety division of the Technical Safety and Environmental Protection Department respectively. From 1994 to 1999, Mr. Song served as Director of the Safety Production Division and head of the Safety Office of the HSE Department of CNOOC. From 1999 to 2001, he served as Deputy Manager of the HSE Department of the Company. From 2001 to 2003, he served as Director of operational safety of the HSE Department of CNOOC. From 2003 to 2013, he served as the General Manager of the HSE Department of CNOOC and the Company. From March 2013 to September 2016, he served as the Deputy Chief Safety Official of CNOOC, the Chief Safety Official and General Manager of the QHSE Department of the Company. From September 2016 to now, he has been serving as the Deputy Chief Safety Official of CNOOC and the Chief Safety Official of the Company.

Liu Zaisheng

Born in 1962, Mr. Liu is a Vice President of the Company and Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. Mr. Liu graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree. From 1983 to 1994, he served as Deputy Manager of District Research First Team of Exploration and Development Department Research Institute of Nanhai East Oil Corporation of CNOOC. From 1994 to 1997, he served as Principal of Seismic Engineer and Principal of Geologist of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 1999, he served as Deputy Manager of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 2001, he served as Deputy Director of Scientific and Technology Research Institute of Nanhai East Oil Corporation of CNOOC. From 2001 to 2004, he served as Director of Nanhai East Institute of the Research Center of CNOOC China Limited. From 2004 to 2009, he served as Manager, Assistant to General Manager, Deputy General Manager and Acting General Manager of Technology Department of CNOOC China Limited Shenzhen Branch respectively. From 2009 to 2016, he served as General Manager of CNOOC China Limited Shenzhen Branch and Director of Nanhai East Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC Deepwater Development Limited respectively. From April to November 2016, he served as Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, and General Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. In February 2017, Mr. Liu was appointed as a Vice President of the Company.

Qiu Zongjie

Born in 1958, Mr. Qiu is a Vice President and General Manager of Development and Production Department of the Company. He graduated from China University of Petroleum with a master degree. From 1982 to 1993, he served as Cadre and Deputy Manager of Oil Testing Company of CNOOC Nanhai West Corporation Oil Production Company. From 1993 to 1999, he served as Manager of Weizhou 11-4 oilfield, head of the operation division, Principal Engineer, Deputy Manager, Manager (and Manager of Oilfield Development Department) of CNOOC Nanhai West Corporation Oil Production Company respectively. From 1999 to 2001, he served as Manager of Petroleum Production Department of CNOOC Nanhai West Corporation. From 2001 to 2005, he served as Deputy General Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2007, he served as Deputy General Manager of CNOOC China Limited Shenzhen Branch. From 2007 to 2016, he served as General Manager of Development and Production Department of the Company. He has been a Vice President and General Manager of Development and Production Department of the Company since February 2017.

52    CNOOC LIMITED Annual Report 2016

JOINT COMPANY SECRETARIES

Li Jiewen

Born in 1965, Ms. Li Jiewen is the Joint Company Secretary and the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors). Ms. Li is a senior economist and Certified Senior Enterprise Risk Manager and a member of CPA Australia. Ms. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in Naval Architecture and Ocean Engineering in 1987. She received a master’s degree in Management from Zhejiang University in 2001. Ms. Li joined CNOOC in 1987 and has been working in the oil and gas industry for over 30 years. From 1987 to 1989, Ms. Li was a Assistant Engineer in Nanhai East Oil Corporation of CNOOC. From 1990 to 2003, she worked as the Assistant Engineer, Budget and Planning Engineer, Budget Supervisor, Assistant Finance Manager of CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From February 2004 to October 2006, she served as the Finance Manager of CNOOC China Limited Shenzhen Branch. From October 2006 to November 2010, Ms. Li was the Deputy General Manager of the Controllers Department of the Company. Ms. Li served as the General Manager of the Controllers Department of the Company from November 2010 to June 2016. Ms. Li also served as the Director of Nexen Energy ULC, a subsidiary of the Company. Ms. Li has been also appointed as the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company since October 2015. Ms. Li was appointed as Joint Company Secretary of the Company with effective from 27 November 2015.

Tsue Sik Yu, May

Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006, and MBA from The University of Hong Kong from 2014 to 2016. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year, and became a member of ACCA since 2016. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

CNOOC LIMITED Annual Report 2016       53

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2016.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 of this annual report for a summary of the assets and liabilities of the Group as at 31 December 2016 and the operating results of the Group for the year then ended.

BUSINESS REVIEW

Overview and Performance of the Year

A review of the business of the Group and analysis of the Group’s performance using financial key performance indicators is provided in the Business Overview and Management’s Discussion and Analysis section on pages 8 to 24 and pages 63 to 67 of this annual report.

Environmental Policies and Performance

During the process of oilfield development, the Company highly values the protection of natural and ecological environment and its comprehensive environmental protection measures ensure the Company to comply with the applicable laws and regulations on environmental protection.

The Company’s environmental protection management system emphasizes the management of the whole process. During the process of construction and production of oilfields, we place Environment Impact Assessment (EIA), compliance with set standards or targets on pollutant emissions, control on total discharge amount and reduction on emissions as our priorities. During the pre-feasibility study phase, the environmental risk pre-assessment report will be conducted to identify the environmental sensitive areas for protecting marine ecosystem. During the ODP (Overall Development Plan) stage, it is a necessity to prepare and submit the EIA to the government for approval in advance of a project to be set up. During the construction stage, environmental protection supervision and management are strictly performed and tightened in order to reduce the impact on natural and social environment. During the production stage, pollutant emission monitor program is carried out, which analyzes the scope and extent of impact of the production process on the environment such that relevant environmental protection measures could be adopted. The environmental protection information system covers all information from EIA documents from all levels of the Group, information in relation to the report, statistics, monitoring and pre-warning system regarding pollutant emissions. The system enables us to achieve information management on environmental related matters.

For the year ended 31 December 2016, the Company has carried out the laws and regulations of the PRC on energy saving and reduction in emission, viewing energy saving and reduction in emission as important works for the transformation of the mode of development and optimization of the industrial structure. We kept on strictly carrying out energy-saving assessment and examination on new oilfield investment projects, ensuring this work can be integrated from the initial stage of projects. We also strengthened the efforts in technical reformation, which is the key to improve energy efficiency and reduce carbon emissions.

Regarding the environmental issues that have material impacts on the Company’s business performance and future development, please refer to the environmental, social and governance report of 2016 prepared by the Company (the “2016 ESG report”) to be available on the Company’s website.

Compliance with Relevant Laws and Regulations

For the year ended 31 December 2016, compliance procedures were in place to ensure adherence to applicable laws, rules and regulations which have significant impact on the Group. The Board and senior management within their respective duties in

54    CNOOC LIMITED Annual Report 2016

conjunction with internal and external professional advisors monitored the Group’s policies and practices on compliance with legal and regulatory requirements. Changes in the applicable laws, rules and regulations which have significant impact on the Group were brought to the attention of relevant employees and relevant operation units from time to time. During the reporting period, various works of the Board and senior management were in compliance with the relevant laws and regulations, the articles of association of the Company, charters of the board committees, internal policies and the relevant provisions of various internal control systems. Decision-making process was legitimate and effective. Directors and senior management performed in a diligent and responsible manner and the resolutions of the general meetings and board meetings were implemented faithfully. Meanwhile, the Company has timely performed its disclosure obligations which were in strict compliance with the requirements of the listing rules or manuals of the Hong Kong Stock Exchange, New York Stock Exchange and Toronto Stock Exchange.

In accordance with the requirements of the laws, regulations and related policies in Hong Kong, PRC and relevant other jurisdictions in which the Company operates, the Company provides and maintains statutory benefits for its staff, including but not limited to pension schemes, mandatory provident fund, basic medical insurance, work injury insurance, etc. Further, the Group has been committed in complying relevant laws and regulations on work and occupational safety of employees of the Group.

Key Relationships with Stakeholders

The support and trust of our stakeholders is integral to the Company’s growth and success. Our stakeholders include shareholders and creditors, employees and employee organizations, governments and regulatory authorities, business partners and service providers, the public and communities, charities and non-government organizations (NGOs), and clients. We place emphasis on communications with our stakeholders and have established an open and transparent communication channel for each category of stakeholders to understand their expectations and requests.

Through specified communication methods, we looked into and sorted out the focuses and concerns of the stakeholders, and responded with corresponding actions and measures. We continued to strengthen the quality and effectiveness of information disclosure, comply with applicable laws and regulations and actively participate in public welfare activities, with the purpose of achieving mutual development and value sharing with our stakeholders. We have also formulated key indicators based on the focuses and concerns of different stakeholders to reflect our management performance on various subject matters. Some of our key indicators include return on equity and payout ratio for shareholders and creditors; employee training frequency, turnover rate and OSHA statistics for employees and employee organizations; violations of laws and regulations and safety and environment performance concerned by the government; partners’ feedback and contracts’ execution capability for business partners and service providers; public opinion and corporate image concerned by the public; community evaluations for communities; response rate on enquiries for charities and NGOs; satisfactory reports for clients; etc. Going forward, we will endeavor to improve our current policies, strive to maximize our stakeholders’ value and achieve a mutually beneficial outcome.

For more details on Company’s key relationships with stakeholders, please refer to the 2016 ESG report.

Key Risks and Uncertainties

A description of principal risks and uncertainties that the Group may be facing is provided in the Business Overview on pages 8 to 24 of this annual report.

Prospects

A description of the likely future development in the Company’s future business is provided in the Chairman’s statement on pages 6 to 7 and Business Overview on pages 8 to 24 of this annual report.

Subsequent Event

Please refer to note 38 to the consolidated financial statements for details of the significant events after the reporting period of the Group.

LOANS

Please refer to note 26 to the consolidated financial statements on pages 111 to 113 of this annual report for details of the loans and borrowings of the Group as at 31 December 2016.

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PROPERTY, PLANT AND EQUIPMENT

Please refer to note 14 to the consolidated financial statements on pages 103 to 104 of this annual report for the movements in property, plant and equipment of the Group for the year ended 31 December 2016.

RESERVES

The distributable reserves of the Company as at 31 December 2016 amounted to RMB121,571 million.

Please refer to the consolidated statement of changes in equity on page 75 and note 39 to the consolidated financial statements on pages 129 to 130 of this annual report for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2016.

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Particulars of the Company’s subsidiaries, associates and joint ventures as at 31 December 2016 are set out in notes 16, 17 and 18 to the consolidated financial statements on pages 105 to 109 of this annual report.

DIVIDENDS

An interim dividend of HK$0.12 (tax inclusive) per share was declared on 24 August 2016, and paid to the shareholders of the Company on 13 October 2016.

The Board recommended a payment of a final dividend of HK$0.23 (tax inclusive) per share for the year ended 31 December 2016, payable on 18 July 2017 to all shareholders on the register of members of the Company on 16 June 2017 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 31 to the consolidated financial statements on page 120 of this annual report for details of the retirement benefits of the Group for the year ended 31 December 2016.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2016 represented approximately 12% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 38% of the total purchases of the Group for the year ended 31 December 2016.

Sales to the largest third party customer for the year ended 31 December 2016 represented approximately 7% of the Group’s total revenue. The total sales attributable to the five largest third party customers of the Group accounted for approximately 18% of the Group’s total revenue for the year ended 31 December 2016.

For the year ended 31 December 2016, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective close associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

The donations by the Group for the year ended 31 December 2016 amounted to RMB34 million.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2016 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	on normal commercial terms or better; and

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3.	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Comprehensive framework agreement with CNOOC in respect of the provision of a range of products and services

The Company entered into a comprehensive framework agreement on 6 November 2013 with CNOOC, controlling shareholder of the Company, for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 1 November 2010. The term of the comprehensive framework agreement is for a period of three years from 1 January 2014. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps are set out below:

Categories of continuing connected transactions		Annual caps for 2014 to 2016

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services	For the three years ended 31 December 2016, RMB15,000 million, RMB16,100 million and RMB17,200 million, respectively

(b)	Provision of oil and gas development and support services	For the three years ended 31 December 2016, RMB47,200 million, RMB49,600 million and RMB52,100 million, respectively

(c)	Provision of oil and gas production and support services	For the three years ended 31 December 2016, RMB10,500 million, RMB11,600 million and RMB12,800 million, respectively

(d)	Provision of marketing, management and ancillary services	For the three years ended 31 December 2016, RMB1,408 million, RMB1,875 million and RMB2,075 million, respectively

(e)	FPSO vessel leases	For the three years ended 31 December 2016, RMB1,450 million, RMB2,180 million and RMB2,350 million, respectively

CNOOC LIMITED Annual Report 2016       57

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its Associates	For the three years ended 31 December 2016, RMB100 million, RMB100 million and RMB100 million, respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the three years ended 31 December 2016, RMB346,700 million, RMB438,600 million and RMB504,400 million, respectively

(b)	Long term sales of natural gas and liquefied natural gas	For the three years ended 31 December 2016, RMB30,700 million, RMB38,900 million and RMB44,700 million, respectively

The Company expected to continue the continuing connected transactions contemplated under such comprehensive framework agreement after 31 December 2016. Therefore, the Company entered into a new comprehensive framework agreement with CNOOC on 15 November 2016. The term of the new comprehensive framework agreement is for a period of three years from 1 January 2017. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on 6 November 2013, with more details about the pricing principles. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. For details of such relevant annual caps, please refer to the announcement of the Company dated 15 November 2016 and the circular of the Company dated 16 November 2016.

Financial services provided by CNOOC Finance Corporation Limited to the Group

On 14 October 2008, the Company entered into a financial services framework agreement with CNOOC Finance Corporation Limited, an associate of CNOOC (“CNOOC Finance”), pursuant to which CNOOC Finance provides the Group a range of financial services. On 20 August 2010, the Company entered into a renewal agreement with CNOOC Finance to renew such financial services framework agreement.

As the financial services framework agreement (as renewed on 20 August 2010) expired on 31 December 2013, the Company entered into a new renewal agreement (“New Renewal Agreement”) with CNOOC Finance on 27 November 2013 to renew the financial services framework agreement for a term of another three years from 1 January 2014 to 31 December 2016. The New Renewal Agreement is substantially on the same terms as the terms contained in the renewal agreement entered into by the Company on 20 August 2010. The continuing connected transactions in respect of the depositary services under the New Renewal Agreement are exempted from independent shareholders’ approval requirements, but subject to the annual reporting, annual review and announcement requirements.

The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed RMB22 billion for the period from 1 January 2014 to 31 December 2016.

58    CNOOC LIMITED Annual Report 2016

The Company expected to continue the continuing connected transactions contemplated under the New Renewal Agreement after 31 December 2016. Therefore, on 1 December 2016, the Company entered into a new financial services framework agreement with CNOOC Finance pursuant to which CNOOC Finance continues to provide a range of financial services as may be required and requested by the Group, for a term of another three years from 1 January 2017 to 31 December 2019. Apart from the duration of the new financial services framework agreement, the pricing policy for the depositary services and update of the address and relevant dates, the new financial services framework agreement is substantially on the same terms as the terms contained in the financial services framework agreement (as renewed on 20 August 2010 and 27 November 2013) entered into by the Company on 14 October 2008. The continuing connected transactions in respect of the depositary services under the new financial services framework agreement are exempted from independent shareholders’ approval requirement, but subject to the annual reporting, annual review and announcement requirements. The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed RMB19.5 billion for the period from 1 January 2017 to 31 December 2019.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2016:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB17,200 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB52,100 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB12,800 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB2,075 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB2,350 million.

(ii)	The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB504,400 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB44,700 million.

(iv)	The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance did not exceed RMB22 billion.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies for the transactions involving the provision of goods or services by the Group as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

CNOOC LIMITED Annual Report 2016       59

4.	have not exceeded the applicable caps.

Please also refer to note 30 to the consolidated financial statements on pages 116 to 119 of this annual report for a summary of the related party transactions which include the Group’s continuing connected transactions.

SHARE CAPITAL

Please refer to note 28 to the consolidated financial statements on page 114 of this annual report for details of movements in the Company’s total issued shares for the year ended 31 December 2016.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (expired in 2015); and

4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued shares of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option schemes.

Please refer to the note 28 to the consolidated financial statements on pages 114 to 115 of this annual report for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2016.

60    CNOOC LIMITED Annual Report 2016

During the year ended 31 December 2016, the movements in the options granted under all of the above share option schemes were as follows:

										Price of the	Weighted average
										Company’s	closing price of the
	Number of share options									shares	Company’s shares
									Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	As at 31			price	before the	before the	At exercise
Name of category	As at 1 January	during	during	during	During	December	Date of grant of	Exercise period of	of share	grant date	exercise	date of
of grantee	2016	the year	the year	the year	the year	2016	share options	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share

Executive Directors Yang Hua	1,770,000	-	-	(1,770,000)	-		14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	-	-
	1,857,000	-	-	-	1,857,000		25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	-	-
	1,857,000	-	-	-	1,857,000		29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	-	-
	2,835,000	-	-	-	2,835,000		27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	-	-
	2,000,000	-	-	-	2,000,000		20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	-	-

Yuan Guangyu	1,857,000	-	-	-	1,857,000		27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	-	-
	1,899,000	-	-	-	1,899,000		20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	-	-

Non-executive Directors
Wu Guangqi	1,770,000	-	-	(1,770,000)	-		14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	-	-
	1,857,000	-	-	-	1,857,000		25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	-	-
	1,857,000	-	-	-	1,857,000		29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	-	-
	1,857,000	-	-	-	1,857,000		27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	-	-
	1,857,000	-	-	-	1,857,000		20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	-	-

CNOOC LIMITED Annual Report 2016       61

										Price of the	Weighted average
										Company’s	price of the
	Number of share options									shares	Company’s shares
									Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	As at 31			price	before the	before the	At exercise
Name of category	As at 1 January	during	during	during	during	December	Date of grant of	Exercise period of	of share	grant date	exercise	date of
of grantee	2016	the year	the year	the year	the year	2016	share options*	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share

Other Employees** in aggregate	33,630,000	-	-	-	(33,630,000)	-	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	-	-
	39,202,000	-	-	(7,812,000)	-	31,390,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	-	-
	46,404,000	-	-	(8,178,000)	-	38,226,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	-	-
	55,002,000	-	-	(10,179,000)	-	44,823,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	-	-
	65,081,000	-	-	(11,724,000)	-	53,357,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	-	-

Total	262,592,000	-	-	(37,893,000)	(37,170,000)	187,529,000

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

62    CNOOC LIMITED Annual Report 2016

EQUITY-LINKED AGREEMENT

Save as disclosed in this annual report, there was no equity-linked agreement entered into by the Company during the year ended 31 December 2016.

PURCHASE, SALE OR REDEMPTION OF Listed securities

Save as disclosed in this annual report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2016.

NAME OF DIRECTOR

The Directors of the Company during the year and up to the date of this annual report are:

Executive Directors

Yang Hua (Chairman) (Note 1)

Yuan Guangyu (Note 2)

Li Fanrong (Note 3)

Non-executive Directors

Liu Jian (Vice Chairman) (Note 4)

Wu Guangqi (Note 5)

Lv Bo (Note 6)

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Note 1:	With effect from 15 June 2016, Mr. Yang Hua, Chairman of the Board, was re-designated from a Non-executive Director to an Executive Director of the Company and appointed as the Chief Executive Officer of the Company.

Note 2:	With effect from 15 June 2016, Mr. Yuan Guangyu was appointed as an Executive Director and the President of the Company.

Note 3:	With effect from 15 June 2016, Mr. Li Fanrong resigned as an Executive Director, the Chief Executive Officer and the President of the Company.

Note 4:	With effect from 20 December 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company.

Note 5:	With effect from 15 June 2016, Mr. Wu Guangqi was re-designated from an Executive Director to a Non-executive Director. With effect from 20 December 2016, he was appointed as a member of the Remuneration Committee.

Note 6:	With effect from 20 December 2016, Mr. Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee.

In accordance with the Company’s Articles of Association and pursuant to Appendix 14 to Listing Rules, Mr. Liu Jian, Mr. Yuan Guangyu, Mr. Lawrence J. Lau and Mr. Kevin G. Lynch will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

The list of directors who have served on the boards of the subsidiaries of the Company included in the annual consolidated financial statements for the financial year ended 31 December 2016 during the year and up to the date of this report is as follows:

Chen Bi, Chen Ming, Chen Wei, Chen Yan, Chen Zhaoguang, Cheng Chi, Cui Hanyun, Deng Jinhui, Ding Fang, Duan Chenggang, Fang Zhi, Gong Shaobo, Han Mei, Hua Chenggang, Huang Chunlin, Jing Fengjiang, Kuang Likun, Leng Haoyu, Li Bo, Li Fanrong, Li Jiewen, Li Qijun, Li Rongguang, Li Yong, Lin Yaosheng, Ling Fuhai, Liu Jian, Liu Kuang, Liu Mingquan, Liu Song, Liu Xiangdong, Liu Xiaoxiang, Liu Zaisheng, Lu Yongfeng, Ma Qiangui, Pang Jian, Qiu Zongjie, Ren Qi, Shen Yiming, Sheng Jianbo, Shi Hesheng, Tao Weixiang, Wang Shoushan, Wang Xin, Wang Yaohui, Wang Zhizhong, Wu Guangqi, Wu Peikang, Xiang Hua, Xiao Zongwei, Xie Wensheng, Xie Yuhong, Xing Weiqi, Yang Hua, Yu Jin, Yuan Guangyu, Zhang Bing, Zhang Fengjiu, Zhang Guohua, Zhao Hong, Zhao Shunqiang, CNOOC Limited, Zhong Hua, Zhou Hongbo, Zhu Weilin

CNOOC LIMITED Annual Report 2016       63

Alan O’Brien, Anita R. Koval, Ariel D. Schneider, Baptiste Aubry, Bastiaan Spaargaren, Brent C. Tilford, Carolyn Hoogsteyns, Christine M. O’Connor, Colin T. O. Brewer, Colleen V. Johnson, Corey D. Riley, Darie Robbrecht, Darren C. Jones, Darren Jay Knoll, David O. Tudor, Dedde Zeelenberg, Elsina T. Kromhout, EQ Management and Consultancy Limited, Gina A. Barber, Gregg E. Radetsky, Ian M. Smale, Jacqueline J. Loke Mun-Tze, James G. Doran, Jamie D. Doyle, Jerome A. van Zuijlen, Jessica Lanzillotta, John A. Pritchett, John F.M. Abbott, John Michael Killip, Juan M. Acosta, Katarzyna Kopaczewska, Kenneth J. Krieg, Kimberly D. Woima, Kurt Rohner, Lawson A.W. Hunter, Lester C. Jager, Marie L. Jersak, Marilyn J. Schonberner, Marjorie Allo, Masaki Ogihara, Paul Harris, Peter D. Addy, Quinn E. Wilson, Ray C. J. Riddoch, Rick C. Beingessner, Rick L. Sumrall, Robert H. Henkhuzens, Ronald W. Bailey, Rosalind L. C. Bynoe, Roy L. Swystun, Ryan A. Rueve, SGG Management (Netherlands) B.V., Sheila Kaul, Shoji Sorimachi, Simon R. Perchard, Theresa A. Roessel, Tiara Ltd., Timothy J. Keating, USN (Ret.), Admiral, Tina O’Connor, Trevor L. Norman, W. Mark Simpson, Wilhelmus G. Rieff, Yu Liang

DIRECTORS’ INTERESTS

As at 31 December 2016, apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the Hong Kong Stock Exchange are as follows:

			Approximate
			percentage of
		Ordinary	total issued
Name of Director	Nature of interest	shares held	shares

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%

Save as disclosed above, as at 31 December 2016, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange. All the interests held by the Directors and chief executive represent long positions.

64    CNOOC LIMITED Annual Report 2016

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 31 December 2016, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Approximate
		percentage of
	Ordinary	total issued
	shares held	shares

(i) CNOOC (BVI) Limited	28,772,727,268	64.44%

(ii) Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%

(iii) CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 31 December 2016, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 44 to 51 of this annual report for information concerning the Directors and senior management of the Company.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN transaction, arrangement and contract OF SIGNIFICANCE

No Director (including those to be re-elected) has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2016 or during the year, none of the Directors or entities connected with the Directors was materially interested, either directly or indirectly, in any transaction, arrangement or contract which is significant in relation to the business of the Group to which the Company or any of its subsidiaries was a party.

DIRECTORS’ PERMITTED INDEMNITY PROVISION

Pursuant to the Company’s Articles of Association, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he/she may sustain or incur in or about the execution of the duties of his/her office or otherwise in relation thereto. The Company has arranged appropriate directors’ and officers’ liability insurance coverage for the Directors and officers of the Group during the year ended 31 December 2016.

MANAGEMENT CONTRACTS

Other than the service contracts of the Directors, the Company has not entered into any contract with any individual, firm or body corporate to manage or administer the whole or any substantial part of any business of the Company during the year.

CNOOC LIMITED Annual Report 2016       65

EMOLUMENTS OF THE DIRECTORS, Senior Management AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 9 and 10 to the consolidated financial statements on pages 96 to 98 of this annual report for details of the emoluments of the Directors, senior management and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2016, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Except deviation from the CG Code provisions A.2.1 and A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2016.

Please refer to the Corporate Governance Report on pages 25 to 43 of this annual report for details.

AUDITORS

Deloitte Touche Tohmatsu was appointed as the auditors of the Company for the year ended 31 December 2016 and has audited the accompanying financial statements. A resolution to re-appoint Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 26 May 2017.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules. As at the date of this report, based on publicly available information and within the Directors’ knowledge, approximately 35.56% of the Company’s total issued shares were held by the public. The total number of total issued shares of the Company is 44,647,455,984. The closing price of the share of the Company as at 30 December 2016 is HK$9.70 per share.

VOTING BY POLL

In 2016, all votes of shareholders were taken by poll in the annual general meeting and extraordinary general meetings of the Company. Pursuant to the Rule 13.39(4), all votes of shareholders will be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

By Order of the Board

YANG Hua

Chairman

Hong Kong, 23 March 2017

66    CNOOC LIMITED Annual Report 2016

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Chairman’s Statement and the Business Overview section, as well as the Group’s audited financial statements and the related notes.

Development Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2016, approximately 51.2% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining stable production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

In 2016, we continued our efforts to lower costs and enhance efficiency through innovation in technology and management. Operating expenses per BOE decreased for the third consecutive year. Under low oil price environment, we attached more importance to cash flow management and maintained a healthy financial position.

2016 Overview

In 2016, the recovery of the global economy remained slow and uneven with divergent economic trends in major economies. The pace of U.S. economic recovery picked up while that of Eurozone was not firm and even subdued in Japan. Some emerging economies faced more challenges. In 2016, the economy of China was generally stable with notable progress and achievements, and recorded a 6.7% growth in its GDP for the year.

At the end of November 2016, OPEC reached the first production-cutting agreement in eight years and international oil price rebounded to over US$50 per barrel. In 2016, WTI crude oil price averaged US$43.34 per barrel, representing a decrease of 11.0% over the previous year; Brent crude oil price averaged US$45.13 per barrel, representing a decrease of 15.8% year over year.

Under the pressure of a persisting low oil price, the Company further intensified the “Year of Quality and Efficiency” program, strictly and scientifically controlled capital expenditure and lowered costs and increased efficiency to consolidate the foundation for development and to pursue long-term sustainable development. In addition, the Chinese government enacted regulations of the overall replacement of business tax with Value Added Tax (“VAT”) nationwide effective from May 1, 2016, and the 5% production tax had been transferred to regular VAT in independent oil and gas fields at the same time which has positive effects on reducing the cost in the Company.

CNOOC LIMITED Annual Report 2016       67

During the year, the Company realized a net production of 476.9 million BOE, representing a decrease of 3.8% over the previous year, which reached the annual production target. For exploration, the Company made breakthroughs domestically and overseas, consolidating our resources for sustainable development. New project construction progressed smoothly. All four new projects planned for 2016 have commenced production. HSE maintained a stable performance.

The Company maintained a solid financial condition in 2016. Oil and gas sales were RMB121,325 million (US$18,287.3 million, with the exchange rates applicable for 2016 at 6.6344), representing a decrease of 17.2% over the previous year. Net profit was RMB637 million (US$96.0 million), representing a decrease of 96.9% over the previous year.

As at 31 December 2016, the Company’s basic and diluted earnings per share were RMB0.01 and RMB0.01, respectively. The board of directors has recommended the payment of a final dividend of HK$0.23 per share (tax inclusive).

Looking into 2017, the global economy will continue to recover slowly and international oil prices will stay low despite of certain rebound. The external operating environment is likely to remain tough. In spite of this, the Company remains confident and persistent. We will further strengthen our operating strategies to meet our production and operation targets.

BUSINESS REVIEW

For details, please refer to “Business Overview” on page 8 to 24 of the annual report.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit decreased 96.9% to RMB637 million (US$96.0 million) in 2016 from RMB20,246 million in 2015, primarily as a result of the decrease in profitability under the low international oil price environment and impairment charge.

Revenues

Our oil and gas sales, realized prices and sales volume in 2016 are as follows:

	2016	2015	Change	Change (%)

Oil and gas sales (RMB million)	121,325	146,597	(25,272)	(17.2%)
Crude and liquids	106,448	128,929	(22,481)	(17.4%)
Natural gas	14,877	17,668	(2,791)	(15.8%)
Sales volume (million BOE)*	458.3	480.1	(21.8)	(4.5%)
Crude and liquids (million barrels)	387.6	404.0	(16.4)	(4.1%)
Natural gas (bcf)	410	444	(34)	(7.5%)
Realized prices
Crude and liquids (US$/barrel)	41.40	51.27	(9.87)	(19.3%)
Natural gas (US$/mcf)	5.46	6.39	(0.93)	(14.6%)
Net production (million BOE)	476.9	495.7	(18.8)	(3.8%)
China	311.1	323.4	(12.3)	(3.8%)
Overseas	165.8	172.3	(6.5)	(3.8%)

*	Excluding our interest in equity-accounted investees.

In 2016, our net production was 476.9 million BOE (including our interest in equity-accounted investees), representing an decrease of 3.8% from 495.7 million BOE in 2015, mainly due to the quality improvement and efficiency enhancement, and the optimization of production plan under the low oil price environment. In addition, the wildfire in Canada caused production suspension brought further decrease in production. The decrease in crude and liquids sales was primarily due to lower realised oil prices and sales volume in 2016 compared to 2015. The decrease in natural gas sales was primarily due to lower China government state-prescribed price and decrease in downstream demand.

Operating expenses

Our operating expenses decreased 18.2% to RMB23,211 million (US$3,498.6 million) in 2016 from RMB28,372 million in 2015, attributable from effective cost control. The operating expenses per BOE decreased 14.9% to RMB50.6 (US$7.62) per BOE in 2016 from RMB59.4 (US$9.55) per BOE in 2015. Operating expenses per BOE offshore China decreased 10.9% to RMB 44.1

68    CNOOC LIMITED Annual Report 2016

(US$6.65) per BOE in 2016 from RMB49.5 (US$7.96) per BOE in 2015. Overseas operating expenses per BOE decreased 20.1% to RMB64.1 (US$9.66) per BOE in 2016 from RMB80.2 (US$12.88) per BOE in 2015.

Taxes other than income tax

Our taxes other than income tax decreased 35.6% to RMB6,941 million (US$1,046.2 million) in 2016 from RMB10,770 million in 2015. The decrease was mainly due to the decrease in oil and gas revenue, in addition, the transfer from 5% production tax to regular VAT in independent oil and gas fields in China brought further decrease.

Exploration expenses

Our exploration expenses decreased 25.7% to RMB7,359 million (US$1,109.2 million) in 2016 from RMB9,900 million in 2015, due to the dry hole expense decreased significantly compared to 2015 under strengthening intensify of exploration appraisal during the year and reducing the proportion of high risk and high cost wells. Meanwhile, the seismic expense decreased as compared to 2015 under the circumstance of increasing workload of 3D seismic data collection, resulting from continued strengthening of geological research and improvement in the operation standards.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization decreased 6.2% to RMB68,907 million (US$10,386.3 million) in 2016 from RMB73,439 million in 2015, resulting from the decrease of production volume. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 0.2% to RMB146.8 (US$22.12) per BOE in 2016 from RMB146.4 (US$23.53) per BOE in 2015.

The dismantlement-related depreciation, depletion and amortization costs decreased 55.7% to RMB1,569 million (US$236.5 million) in 2016 from RMB3,545 million in 2015. Our average dismantling costs per BOE decreased 54.0% to RMB3.42 (US$0.52) per BOE in 2016 from RMB7.43 (US$1.19) per BOE in 2015, primarily due to the fact that the expected dismantlement costs in independent oil and gas fields no longer included the relevant taxes after the replacement of business tax with VAT in China.

Impairment, provision and write off

Our impairment and provision increased 343.2% to RMB12,171 million (US$1,834.5 million) in 2016 from RMB2,746 million in 2015. In 2016, certain oil and gas properties located in North America, Europe and Africa were impaired, which was reflected by the revision of the estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. Meanwhile, the Company wrote off certain oil and gas assets in North America due to the expired lease contracts. Approximately RMB823 million was included in the exploration expenses and RMB605 million was included in the depreciation, depletion and amortisation charge, respectively. Please refer to Note 14 to the Consolidated Financial Statement of this annual report. In addition, the company had an approximately RMB1,403 million bad debt provision which was classified as impairment and provision due to risk associated with the collection of Nigeria trade receivable. Please refer to Note 7 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased 13.8% to RMB6,493 million (US$978.8 million) in 2016 from RMB5,705 million in 2015 due to the increasing of transportation costs in North America resulting from technology improvement of some production facilities. Our selling and administrative expenses per BOE increased 18.4% to RMB14.15 (US$2.13) per BOE in 2016 from RMB11.95 (US$1.92) per BOE in 2015.

Exchange losses, net

Our net exchange losses increased 452.4% to RMB790 million (US$119.1 million) in 2016 from RMB143 million in 2015, primarily as a result of the increase in exchange losses as a result of RMB, GBP and CAD fluctuation against the US dollars.

Investment income

Our investment income increased 15.7% to RMB2,774 million (US$418.1 million) in 2016 from RMB2,398 million in 2015, primarily attributable to the increase in return on corporate wealth management products and money market funds held by the Company.

Share of (losses)/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed 104.0% to RMB76 million (US$11.5 million) in 2016, while in 2015 we shared profits of RMB1,903 million, primarily attributable to losses from sales of shares of Northern Crosss (Yukon) Limited located in Canada and decreases in profitability of some associates and a joint venture due to continuous decline in oil price.

CNOOC LIMITED Annual Report 2016       69

Income tax credit

Our income tax credit increased 89.7% to RMB5,912 million (US$891.1 million) in 2016 from RMB3,116 million in 2015, mainly because of an increase in deferred tax credit recognized on temporary differences and tax losses in overseas and a decrease in income tax expense due to decreased profit in China. In addition the UK government reduced the combined income tax rate on North Sea oil and gas activities from 50% to 40% and resulted in a one-time reversal of net deferred tax liability.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2016 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2016		2015		Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	72,863	10,982.6	80,095	(7,232)	(9.0%)
Used in investing activities	(27,953)	(4,213.3)	(76,495)	48,542	(63.5%)
Used in financing activities	(43,240)	(6,517.5)	(6,893)	(36,347)	527.3%

Cash generated from operating activities

The cash inflow from operating activities decreased 9.0% to RMB72,863 million (US$10,982.6 million) in 2016 from RMB80,095 million in 2015, primarily attributable to the decrease in oil and gas sales cash inflows caused by the decline in international oil price.

Cash used in investing activities

In 2016, our capital expenditure (excluding acquisition) decreased 24.1% to RMB51,347 million (US$7,739.5 million) from 2015, because the Company reduced its capital expenditure on the basis of improving quality and efficiency in response to the challenges of low oil prices. Our development expenditures in 2016 were primarily related to the capital expenditure of offshore China, block in offshore Nigeria, deep-water Gulf of Mexico and Iraq technical service contract project, as well as the expenses incurred for improving recovery factors of the oilfields in production. The Company had no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of other financial assets of RMB62,900 million (US$9,480.9 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of other financial assets in the amount of RMB81,675 million (US$12,310.8 million), and the decrease in our time deposits with maturity over three months in the amount of RMB1,180 million (US$177.9 million).

Cash used in financing activities

In 2016, the increase in net cash outflow from financing activities was mainly due to the repayment of bank borrowings of RMB23,412 million (US$3,528.9 million) and RMB4,866 million (US$733.4 million) from the repayment of guaranteed notes and the cash outflow from the distribution of dividends of RMB14,153 million (US$2,133.3 million), partially offset by the proceeds from bank loans of RMB4,293 million (US$647.1 million).

At the end of 2016, our total interest-bearing outstanding debt was RMB150,476 million (US$22,681.2 million), compared to RMB164,645 million at the end of 2015. The decrease in debt in 2016 was primarily attributable to repayment of bank loans and guaranteed notes. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 28.2%, lower than that of 29.9% in 2015. The main reason for the decrease was the decreased scale of interest-bearing debts.

70    CNOOC LIMITED Annual Report 2016

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2014	2015	2016
	(Rmb million)

China
Development	49,128	25,187	15,048
Exploration	13,718	9,515	6,205

Subtotal	62,845	34,702	21,253

Overseas
Development	33,403	25,957	24,516
Exploration	9,455	5,201	2,964

Subtotal	42,858	31,158	27,480

Total	105,704	65,860	48,733

Note:	Capitalized interests for 2014, 2015 and 2016 were RMB1,842 million, RMB1,385 million and RMB1,430 million, respectively.

Others

Employees

As of 31 December 2016, the Company had 15,279 employees in China, 4,157 employees overseas and 282 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted an appropriate remuneration structure.

For more information on employees and human resources, please refer to “Human Resources” in “Business Overview” section of this annual report.

CHARGES ON ASSETS

Please refer to Note 37 to the Consolidated Financial Statements of this annual report.

CONTINGENCIES

Please refer to Note 33 to the Consolidated Financial Statements of this annual report.

CNOOC LIMITED Annual Report 2016       71

Independent Auditor’s Report

TO THE SHAREHOLDERS OF CNOOC LIMITED

(Incorporated in Hong Kong with limited liability)

Opinion

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as “the Group”) set out on pages 73 to 130, which comprise the consolidated statement of financial position as at 31 December 2016, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2016, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Determination of the recoverable amount of the oil and gas properties

We identified the determination of the recoverable amount of the oil and gas properties as a key audit matter due to the significant judgements involved in management’s impairment assessment, such as determination of estimated future oil and gas prices, future production estimates, estimated future capital expenditures and operating expenses and discount rates.

See note 3 and note 14 to the consolidated financial statements for information.

Our procedures in relation to the determination of the recoverable amount of oil and gas properties included:

•     Examining the methodology used in management’s determination of the recoverable amount of oil and gas properties.

•     Assessing the key assumptions and estimations used in the discounted cash flows in management’s determination of the recoverable amount, including:

•       Comparing the estimated oil and gas prices with forecasted prices derived from third party oil price forecasts and existing gas contracts.

•       Comparing the production estimates, estimated capital expenditures and operating expenses with the prior year estimates, and with

72    CNOOC LIMITED Annual Report 2016

         corresponding data from the reserve reports prepared by the reserve engineers on a sample basis.

•        Evaluating the competence and objectivity of the reserve engineers.

•     Involving our internal valuation specialists to evaluate management’s calculation of the recoverable amount, including the reasonableness of the discount rates used by management.

Realisability of deferred tax assets

We identified the realisability of deferred tax assets as a key audit matter due to significant judgements required in management assessment to estimate the future taxable profits and the periods over which the deferred tax assets are expected to be realised.

See note 11 to the consolidated financial statements for information.

Our procedures in relation to the realisability of deferred tax assets, particularly for those components which are making significant losses in recent years, included:

•     Evaluating management’s assessment on the realisability of the deferred tax assets by checking whether the key assumptions used to estimate future taxable profits were consistent with those used in management’s impairment assessment on the recoverable amount of the oil and gas properties and those considered in business plans of the Group, where appropriate.

•     Together with our internal tax specialists, assessing whether the periods over which the deferred tax assets are expected to be realised and other relevant factors considered by management in its assessment were supported by applicable tax regulations.

Determination of the recoverable amount of the oil sands properties of Long Lake assets as impacted by the uncertainty of the related future operating plan

We identified the determination of the recoverable amount of the oil sands properties of Long Lake assets as a key audit matter due to the uncertainty of the related future operating plan.

See note 14 to the consolidated financial statements for information.

Our procedures in relation to the determination of the recoverable amount of the oil sands properties of Long Lake assets included:

•     Discussing with management to understand the future operating plan for Long Lake assets and assessing management’s assumptions that the upgrader will be returned in service by considering the expenditures, technology and workforce required to resume the related operations.

•     Assessing the impact of the future operating plan on the determination of the recoverable amount of the oil sands properties by considering the outcomes of different possible scenarios.

•     Checking whether the key assumptions used in management’s determination of the recoverable amount of the oil sands properties were consistent with those considered in the future operating plan of Long Lake assets.

Other Information

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in

CNOOC LIMITED Annual Report 2016       73

doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB, HKFRSs issued by the HKICPA and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

74    CNOOC LIMITED Annual Report 2016

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor’s report is Li Kin Fai.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

23 March 2017

CNOOC LIMITED Annual Report 2016       75

Consolidated Statement of Profit or Loss and other Comprehensive Income

Year ended 31 December 2016

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2016	2015

REVENUE
Oil and gas sales	5	121,325	146,597
Marketing revenues		20,310	21,422
Other income		4,855	3,418

		146,490	171,437

EXPENSES
Operating expenses		(23,211)	(28,372)
Taxes other than income tax	11(ii)	(6,941)	(10,770)
Exploration expenses		(7,359)	(9,900)
Depreciation, depletion and amortisation	7	(68,907)	(73,439)
Special oil gain levy	6	-	(59)
Impairment and provision	7, 14	(12,171)	(2,746)
Crude oil and product purchases		(19,018)	(19,840)
Selling and administrative expenses		(6,493)	(5,705)
Others		(4,802)	(3,150)

		(148,902)	(153,981)

(LOSS)/PROFIT FROM OPERATING ACTIVITIES		(2,412)	17,456
Interest income	7	901	873
Finance costs	8	(6,246)	(6,118)
Exchange losses, net		(790)	(143)
Investment income	7	2,774	2,398
Share of (losses)/profits of associates	17	(609)	256
Share of profit of a joint venture		533	1,647
Non-operating income, net		574	761

(LOSS)/PROFIT BEFORE TAX	7	(5,275)	17,130
Income tax credit	11(i)	5,912	3,116

PROFIT FOR THE YEAR ATTRIBUTABLE TO
OWNERS OF THE PARENT		637	20,246

76    CNOOC LIMITED Annual Report 2016

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations		10,422	7,979
Share of other comprehensive (expense)/income of associates		(127)	74
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated
as at fair value through other comprehensive income	19	(461)	(1,573)
Others		12	134

OTHER COMPREHENSIVE INCOME FOR THE YEAR,
NET OF TAX		9,846	6,614

TOTAL COMPREHENSIVE INCOME FOR THE YEAR
ATTRIBUTABLE TO OWNERS OF THE PARENT		10,483	26,860

EARNINGS PER SHARE ATTRIBUTABLE TO
OWNERS OF THE PARENT
Basic (RMB Yuan)	13	0.01	0.45
Diluted (RMB Yuan)	13	0.01	0.45

Details of the dividends proposed and paid for the year are disclosed in note 12 to the consolidated financial statements.

CNOOC LIMITED Annual Report 2016       77

Consolidated Statement of Financial Position

31 December 2016

(All amounts expressed in millions of Renminbi)

	Notes	2016	2015

NON-CURRENT ASSETS
Property, plant and equipment	14	432,465	454,141
Intangible assets	15	16,644	16,423
Investments in associates	17	3,695	4,324
Investment in a joint venture	18	26,300	24,089
Equity investments	19, 34	4,266	3,771
Deferred tax assets	11(i)	24,844	13,575
Other non-current assets	20	7,422	7,828

Total non-current assets		515,636	524,151

CURRENT ASSETS
Inventories and supplies	21	8,709	9,263
Trade receivables	22	23,289	21,829
Derivative financial assets	34	428	7
Equity investments	19, 34	15	14
Other financial assets	19, 34	52,889	71,806
Other current assets		6,150	7,415
Time deposits with maturity over three months	23	16,830	18,010
Cash and cash equivalents	23	13,735	11,867

Total current assets		122,045	140,211

CURRENT LIABILITIES
Loans and borrowings	26	19,678	33,585
Trade and accrued payables	24	25,345	32,614
Derivative financial liabilities	34	426	-
Other payables and accrued liabilities	25	14,866	13,534
Taxes payable		6,775	4,647

Total current liabilities		67,090	84,380

NET CURRENT ASSETS		54,955	55,831

TOTAL ASSETS LESS CURRENT LIABILITIES		570,591	579,982

NON-CURRENT LIABILITIES
Loans and borrowings	26	130,798	131,060
Provision for dismantlement	27	50,426	49,503
Deferred tax liabilities	11(i)	5,670	11,627
Other non-current liabilities		1,326	1,751

Total non-current liabilities		188,220	193,941

NET ASSETS		382,371	386,041

EQUITY
Equity attributable to owners of the parent
Issued capital	28	43,081	43,081
Reserves	29	339,290	342,960

TOTAL EQUITY		382,371	386,041

YANG Hua	YUAN Guangyu
Director	Director

78    CNOOC LIMITED Annual Report 2016

Consolidated Statement of Changes in Equity

Year ended 31 December 2016

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent

			Statutory and
		Cumulative	non-
	Issued	translation	distributable	Other	Retained	Proposed
	capital	reserve	reserves	reserves	earnings	final dividend		Total

Balance at 1 January 2015	43,081	(20,918)	20,000	6,497	319,625	11,325		379,610
Profit for the year	–	–	–	–	20,246	–		20,246
Other comprehensive income/(expense),
net of income tax	–	7,979	–	(1,365)	–	–		6,614

Total comprehensive income/(expense)	–	7,979	–	(1,365)	20,246	–		26,860
2014 final dividend	–	–	–	–	58	(11,325)		(11,267)
2015 interim dividend	–	–	–	–	(9,162)	–		(9,162)
2015 final dividend	–	–	–	–	(9,397)	9,397		–

Balance at 31 December 2015	43,081	(12,939)*	20,000 *	5,132 *	321,370 *	9,397	*	386,041

Balance at 1 January 2016	43,081	(12,939)	20,000	5,132	321,370	9,397		386,041
Profit for the year	–	–	–	–	637	–		637
Other comprehensive income/(expense),
net of income tax	–	10,422	–	(576)	–	–		9,846

Total comprehensive income/(expense)	–	10,422	–	(576)	637	–		10,483
2015 final dividend	–	–	–	–	(143)	(9,397)		(9,540)
2016 interim dividend	–	–	–	–	(4,613)	–		(4,613)
Proposed 2016 final dividend	–	–	–	–	(9,096)	9,096		–

Balance at 31 December 2016	43,081	(2,517)*	20,000 *	4,556 *	308,155 *	9,096	*	382,371

*	These reserve accounts comprise the consolidated reserves of approximately RMB339,290 million (2015: RMB342,960 million) in the consolidated statement of financial position.

CNOOC LIMITED Annual Report 2016       79

Consolidated Statement of Cash Flows

Year ended 31 December 2016

(All amounts expressed in millions of Renminbi)

	Notes	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	32	82,137	96,095
Income taxes paid		(9,274)	(16,000)

Net cash flows from operating activities		72,863	80,095

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditure		(51,347)	(67,674)
Additions to investments in associates		(221)	(9)
Decrease in time deposits with maturity over three months		1,180	4,825
Dividends received from an associate		135	164
Dividends received from a joint venture		–	32
Interest received		1,010	812
Investment income received		2,013	2,177
Purchase of other financial assets		(62,900)	(122,030)
Purchase of equity investments		(63)	(236)
Proceeds from sale of other financial assets		81,675	104,900
Proceeds from disposal of property, plant and equipment		532	544
Proceeds from disposal of an associate		33	–

Net cash flows used in investing activities		(27,953)	(76,495)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		–	23,184
Repayment of guaranteed notes		(4,866)	(789)
Proceeds from bank loans		4,293	20,541
Repayment of bank loans		(23,412)	(24,127)
Dividends paid		(14,153)	(20,419)
Interest paid		(5,102)	(5,283)

Net cash flows used in financing activities		(43,240)	(6,893)

NET INCREASE/(DECREASE) IN CASH
AND CASH EQUIVALENTS		1,670	(3,293)
Cash and cash equivalents at beginning of year		11,867	14,918
Effect of foreign exchange rate changes, net		198	242

CASH AND CASH EQUIVALENTS AT END OF YEAR	23	13,735	11,867

80    CNOOC LIMITED Annual Report 2016

Notes to Consolidated Financial Statements

31 December 2016

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Companies Ordinance (Cap. 622). A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2016 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2015, except for the first time adoption of the amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2016. The adoption of the amendments had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9 (2014)	Financial Instruments[1]
IFRS 15/HKFRS 15	Revenue from Contracts with Customers[2]
IFRS 16/HKFRS 16	Leases[3]
IFRIC 22	Foreign Currency Transactions and Advance Consideration[2]
Amendments to IFRS 2/HKFRS 2	Classification and Measurement of Share-based Payment Transactions[2]
Amendments to IFRS 15/HKFRS 15	Clarifications to IFRS 15/HKFRS 15 Revenue from
Contracts with Customers[2]
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an
and IAS 28/HKAS 28	Investor and its Associate or Joint Venture[4]
Amendments to IAS 7/HKAS 7	Disclosure Initiative[5]
Amendments to IAS 12/HKAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[5]
Amendments to IAS 40	Transfers of Investment Property[2]
Amendments to IFRSs	Annual Improvements to IFRS Standards 2014-2016 Cycle[6]

1.	Effective for annual periods beginning on or after 1 January 2018, except for the 2009 version of IFRS 9/HKFRS 9, which the Group adopted in advance

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2.	Effective for annual periods beginning on or after 1 January 2018

3.	Effective for annual periods beginning on or after 1 January 2019

4.	Effective for annual periods beginning on or after a date to be determined

5.	Effective for annual periods beginning on or after 1 January 2017

6.	Effective for annual periods beginning on or after 1 January 2017 or 1 January 2018, as appropriate

IFRS 16/HKFRS 16 Leases

IFRS 16/HKFRS 16, which upon the effective date will supersede IAS 17/HKAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16/HKFRS 16, a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognise depreciation of the right-of-use asset and interest on the lease liability, and also classify cash payments of the lease liability into a principal portion and an interest portion and present them in the consolidated statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under IAS 17/HKAS 17.

In respect of the lessor accounting, IFRS 16/HKFRS 16 substantially carries forward the lessor accounting requirements in IAS 17/HKAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for these two types of leases differently.

The Group is in the process of assessing the impact of application of IFRS 16/HKFRS 16. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16/HKFRS 16 until the Group completes a detail review.

The Group anticipates that the application of other new and revised IFRSs/HKFRSs that have been issued but are not yet effective will have no material effect on the Group’s consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2016.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests

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in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at subsequent reporting dates in accordance with IFRS 9/HKFRS 9 (2009) or IAS 39/HKAS 39, with the corresponding gain or loss being recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the business acquired, the difference is recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Subsidiaries

Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Associates

Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of associates is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

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Joint arrangements

Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint control

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint operations

Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain joint operation.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue is first distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue is allocated among the co-owners.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs/HKFRSs applicable to the particular assets, liabilities, revenues and expenses.

Joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of joint ventures is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Where the profit sharing ratios are different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group’s investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control of the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

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(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

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Producing oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others

Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The useful lives of vehicles, office equipment and other assets are in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

Intangible assets (other than goodwill)

The intangible assets of the Group comprise software, gas processing rights of the NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights. Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible assets regarding software have been amortised on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised over the life of the contracts on the straight-line basis. The intangible assets related to the seismic data usage rights are amortised over the estimated useful life of the seismic data.

Major maintenance and repairs

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is replaced, and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs

All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

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Financial assets

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

(a)	Financial assets at amortised cost

Debt instruments and hybrid contracts that meet the following conditions are subsequently measured at amortised cost less impairment loss:

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value.

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest income for debt instruments measured subsequently at amortised cost is recognised in profit or loss in accordance with the policies set out for “Revenue Recognition” below.

(b)	Financial assets at fair value through profit or loss (FVTPL)

Investments in equity instruments are classified as at FVTPL, unless the Group designates such investment that is not held for trading as at FVTOCI on initial recognition.

A financial asset is held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative that is not designated and effective as a hedging instrument.

Debt instruments that do not meet the amortised cost criteria (see (a) above) are measured at FVTPL. In addition, debt instruments that meet the amortised cost criteria but are designated as at FVTPL are measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognising the gains and losses on them on different bases.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognised in profit or loss.

(c)	Financial assets at fair value through other comprehensive income (FVTOCI)

On initial recognition, the Group can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. The Group has investments in certain equity instruments (publicly traded or non-publicly traded), the purpose of which are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity securities are designated as at FVTOCI.

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income and accumulated in the other reserves. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the investments.

Dividends on these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established in accordance with IAS 18/HKAS 18 Revenue, unless the dividends clearly represent a recovery of part of the cost of the investment.

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Fair value

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 34.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset, other than those at FVTPL and FVTOCI, or a group of financial assets may be impaired.

If there is objective evidence that an impairment loss on financial assets measured at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced either directly or by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

(i)	The contractual rights to receive cash flows from the asset have expired; or

(ii)	the Group has transferred its rights to receive cash flows from the asset, or the Group retains the contractual rights to receive the cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has no control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised within “Finance costs” in profit or loss.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation

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process.

Financial guarantee contracts

A financial guarantee contract is recognised initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories and supplies

Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in profit or loss.

(b)	Dismantlement liability

Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss and other comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or expense.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or

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substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the balance sheet liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit and taxable temporary differences will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•	when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit and taxable temporary differences will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices.

90    CNOOC LIMITED Annual Report 2016

Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

(b)	Marketing revenues

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenue.

(c)	Other income

Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and gains from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

(d)	Dividend income

Dividend income is recognised when the Group’s right to receive payment is established.

(e)	Interest income

Interest income is recognised as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of profit or loss and other comprehensive income on a net basis.

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 28.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was cancelled or modified during the years ended 31 December 2016 and 2015.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The Group’s contributions to these defined contribution plans are

CNOOC LIMITED Annual Report 2016       91

charged to profit or loss in the year to which they relate.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Foreign currencies

These consolidated financial statements are presented in Renminbi (“RMB”). Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of profit or loss and other comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Reserve base

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key

92    CNOOC LIMITED Annual Report 2016

determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas properties

The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual oil and gas prices and oil and gas price assumptions and unforeseen operational issues.

(c)	Recoverable amount of oil and gas properties

The Company makes an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. In any event, the Company would make an estimate of the asset’s recoverable amount, which is calculated as the higher of the asset’s value in use and its fair value less costs of disposal. The Company recognises an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. The Company charges an impairment loss to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises. A reversal of an impairment loss is credited to the consolidated statement of profit or loss and other comprehensive income in the period in which it arises.

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with the Company’s anticipated drilling plan, changes in the Company’s capital costs and operating expense assumptions, which the Company expects to decrease further as a result of sustained lower oil and gas prices, and the discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to various risk factors. The complex economic outlook may also materially and adversely affect the Company’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Actual cash flows are likely to be different from those estimated or forecast since anticipated events frequently do not occur as expected and unforeseen events may arise. The Group’s results of operations could be materially and adversely affected for the period in which future impairment charges are incurred.

The sensitivity analysis for the impairment testing involves estimates and judgments to consider numerous assumptions comprehensively. Those assumptions interact on each other and interrelate with each other complexly and do not have fixed patterns along with the changes in price. Accordingly, the Company believes that the preparation of the sensitivity analysis for the impairment testing will be impracticable. Changes in assumptions could affect impairment charges and reversals in the consolidated statement of profit or loss and other comprehensive income, and the carrying amounts of assets in the consolidated statement of financial position.

(d)	Dismantlement costs

Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business

CNOOC LIMITED Annual Report 2016       93

relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company’s domicile.

4.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended 31 December 2016 and 2015.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

External Revenue	114,935	137,243	30,986	33,777	569	417	–	–	146,490	171,437
Intersegment Revenue *	10,676	12,339	(10,676)	(12,339)	113	85	(113)	(85)	–	–

Total revenue	125,611	149,582	20,310	21,438	682	502	(113)	(85)	146,490	171,437

Segment (loss)/profit for the year	(346)	15,695	656	879	30,701	6,048	(30,374)	(2,376)	637	20,246

Amounts included in the measure
of segment profit or loss
Operating expenses	(23,220)	(28,372)	–	–	–	–	9	–	(23,211)	(28,372)
Taxes other than income tax	(6,901)	(10,748)	–	7	(40)	(29)	–	–	(6,941)	(10,770)
Exploration expenses	(7,393)	(9,973)	–	–	–	–	34	73	(7,359)	(9,900)
Depreciation, depletion
and amortisation	(68,333)	(72,665)	(144)	(324)	(470)	(509)	40	59	(68,907)	(73,439)
Impairment and provision	(12,180)	(2,690)	9	(56)	–	–	–	–	(12,171)	(2,746)
Selling and administrative expenses	(4,920)	(3,644)	(296)	(340)	(1,307)	(1,733)	30	12	(6,493)	(5,705)
Interest income	217	147	1	–	1,805	1,028	(1,122)	(302)	901	873
Finance costs	(3,384)	(3,407)	(1)	(1)	(4,183)	(3,369)	1,322	659	(6,246)	(6,118)
Share of (losses)/profits of
associates and a joint venture	(63)	(117)	–	–	(13)	2,020	–	–	(76)	1,903
Income tax credit/(expense)	3,811	44	(24)	(8)	2,125	3,080	–	–	5,912	3,116

Other segment information
Investments in associates and
a joint venture	737	800	–	–	29,258	27,613	–	–	29,995	28,413
Others	497,413	532,765	1,898	3,336	342,810	344,037	(234,435)	(244,189)	607,686	635,949

Segment assets	498,150	533,565	1,898	3,336	372,068	371,650	(234,435)	(244,189)	637,681	664,362

Segment liabilities	(331,339)	(364,056)	(947)	(2,243)	(138,352)	(145,475)	215,328	233,453	(255,310)	(278,321)

Capital expenditure	49,122	66,122	–	11	395	386	–	–	49,517	66,519

94    CNOOC LIMITED Annual Report 2016

*	Certain oil and gas produced by the E&P segment are sold via trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 70% (2015: 73%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2016 and 2015.

	PRC		Canada		Others		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015

Property, plant and equipment	174,853	193,359	103,173	105,383	154,439	155,399	432,465	454,141
Investments in associates and a joint venture	3,451	3,499	–	816	26,544	24,098	29,995	28,413
Other non-current assets	6,593	7,087	731	694	98	47	7,422	7,828

(c)	Information about major customers

The current year’s revenue of approximately RMB9,659 million (2015: RMB14,692 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC Group refer to Note 30 (iii).

5.	OIL AND GAS SALES

	2016	2015
Gross sales	124,648	150,618
Less: Royalties	(2,398)	(2,646)
PRC government’s share of oil	(925)	(1,375)

Oil and gas sales	121,325	146,597

6.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

CNOOC LIMITED Annual Report 2016       95

7.	(LOSS)/PROFIT BEFORE TAX

The Group’s (loss)/profit before tax is arrived at after charging/(crediting):

	2016	2015

Crediting:
Interest income from bank deposits	(901)	(873)

Investment income:
– Fair value changes on other financial assets	(2,774)	(2,398)

Insurance compensation on disposal of property, plant and equipment	(520)	(560)

Charging:
Auditors’ remuneration
– Audit fee	47	45
– Other fees	6	12

	53	57

Employee wages, salaries, allowances and social security costs	6,403	6,924

Impairment and provision:
– Property, plant and equipment	10,768	2,358
– Trade receivables	1,439	4
– Others	(36)	384

	12,171	2,746

Depreciation, depletion and amortisation:
– Property, plant and equipment	68,303	72,293
– Intangible assets	1,020	1,306
– Less: Net amount capitalised	(416)	(160)

	68,907	73,439

Operating lease rentals:
– Office properties	485	438
– Plant and equipment	1,747	2,448

	2,232	2,886

Repairs and maintenance	4,052	5,034

Research and development costs	1,424	1,629

Loss on disposal of property, plant and equipment	78	718

8.	FINANCE COSTS

	2016	2015

Interest on bank loans	217	291
Interest on other loans	5,249	4,701
Other borrowing costs	25	76

Total borrowing costs	5,491	5,068
Less: Amount capitalised in property, plant and equipment (note 14)	(1,430)	(1,385)

	4,061	3,683
Other finance costs:
Unwinding of discount on provision for dismantlement (note 27)	2,185	2,435

	6,246	6,118

96    CNOOC LIMITED Annual Report 2016

The effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.7566% to 7.875% (2015: from 0.735% to 7.875%) per annum during the year ended at 31 December 2016.

9.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries,
		allowances	Performance	Pension	Total
		and benefits	related	scheme	paid/payable
	Fees(1)	in kind(1)	bonuses (1)	contributions	during the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2016
Executive directors:
Yang Hua(2)(3)	–	–	–	–	–
Yuan Guagnyu(3)	–	94	78	70	242
Li Fanrong(3)	–	92	454	59	605

Subtotal	–	186	532	129	847

Non-executive directors:
Liu Jian(4)	–	–	–	–	–
Wu Guangqi(5)(6)	–	92	454	59	605
Lv Bo(6)	–	–	–	–	–

Subtotal	–	92	454	59	605

Independent non-executive
directors:
Chiu Sung Hong	957	–	–	–	957
Lawrence J. Lau	812	–	–	–	812
Tse Hau Yin, Aloysius	957	–	–	–	957
Kevin G. Lynch	812	–	–	–	812

Subtotal	3,538	–	–	–	3,538

Total	3,538	278	986	188	4,990

2015
Executive directors:
Li Fanrong(3)	–	170	470	117	757
Wu Guangqi(5)(6)	–	170	470	117	757

Subtotal	–	340	940	234	1,514

Non-executive directors:
Wang Yilin(2)	–	–	–	–	–
Yang Hua(2)(3)	–	–	–	–	–
Lv Bo(6)	–	–	–	–	–
Wang Jiaxiang(7)	–	–	–	–	–

Subtotal	–	–	–	–	–

Independent non-executive
directors:
Chiu Sung Hong	899	–	–	–	899
Lawrence J. Lau	763	–	–	–	763
Tse Hau Yin, Aloysius	899	–	–	–	899
Kevin G. Lynch	763	–	–	–	763

Subtotal	3,324	–	–	–	3,324

Total	3,324	340	940	234	4,838

CNOOC LIMITED Annual Report 2016       97

Notes:

(1)	Fees, salaries, allowances, benefits in kind and performance related bonuses represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	On 19 May 2015, Mr. Yang Hua was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company and no longer served as Vice-chairman of the Board. Mr. Wang Yilin resigned as Chairman of the Board, Chairman of the Nomination Committee and Non-executive Director of the Company.

(3)	On 15 June 2016, Mr. Yang Hua was re-designated as an Executive Director and appointed as the Chief Executive Officer of the Company. Mr. Yuan Guangyu was appointed as an Executive Director and the President of the Company. Mr. Li Fanrong resigned as an Executive Director, the Chief Executive Officer and the President of the Company.

(4)	On 20 December 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company.

(5)	On 15 June 2016, Mr. Wu Guangqi was re-designated as a Non-executive Director of the Company and resigned as the Compliance Officer of the Company.

(6)	On 20 December 2016, Mr. Wu Guangqi was appointed as a member of the Remuneration Committee of the Company. Mr. Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

(7)	On 23 September 2015, Mr. Wang Jiaxiang retired as a Non-executive Director of the Company.

The Company has adopted the share option schemes for the grant of options to the Company’s directors. The fair value of share options for the directors measured according to the Group’s accounting policy as set out in note 3. No Directors exercised any share option in 2016 or 2015. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2016 or 2015. Further details of share option scheme and valuation techniques are set out in note 28.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2016, the executive directors’ remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors’ remuneration shown above were for their services as directors of the Company.

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2016	2015

Short term employee benefits	7	8
Pension scheme contributions	1	1

Amount paid/payable during the year	8	9
Share options*	–	–

	8	9

98    CNOOC LIMITED Annual Report 2016

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2016	2015

Nil to RMB2,000,000	10	10

	10	10

* This item represents the fair value of share options measured according to the Group’s accounting policy as set out in note 3. No other key management personnel exercised any share option in 2016 or 2015.

10.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2015: none) of the Directors, details of whose remuneration are disclosed in note 9(i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2015: five) highest paid employees, who are not the Directors, for the year are as follows:

	2016	2015

Fees (1)	–	–
Basic salaries, allowances, and benefits in kind (1)	23	22
Performance-related bonuses	14	17
Pension scheme contributions	1	1

Amount paid/payable during the year	38	40

(1)	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

The remuneration of the five (2015: five) highest paid employees, who are not the directors, falls within the following bands:

	Number of employees
	2016	2015

RMB5,500,001 to RMB6,000,000	1	–
RMB7,000,001 to RMB7,500,000	–	3
RMB7,500,001 to RMB8,000,000	3	–
RMB9,000,001 to RMB9,500,000	1	2

	5	5

11.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2015: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting

CNOOC LIMITED Annual Report 2016       99

from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China Limited, is subject to corporate income tax at the rate of 15% for the three years ending 31 December 2017, after being assessed as a high new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2015: 10% to 56%). The U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 50% to 40% with effect from 1 January 2016.

As of 31 December 2016, deferred tax liabilities related to undistributed earnings of the Company’s overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax (credit)/expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2016	2015

Current tax
Provision for PRC enterprise income tax
on the estimated taxable profits for the year	7,547	9,990
Provision for overseas enterprise income tax
on the estimated taxable profits for the year	2,983	3,501

Deferred tax
Temporary differences in the current year	(14,595)	(12,585)
Effect of changes in tax rates	(1,847)	(4,022)

Income tax credit for the year	(5,912)	(3,116)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2016	2015
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	34.8	(5.8)
Effect of changes in tax rates	35.0	(23.5)
Tax credit from the government	8.3	(11.5)
Tax reported in equity-accounted entities	1.0	(0.4)
Tax losses previously not recognised	5.3	(1.9)
Others	2.7	(0.1)

Group’s effective income tax rate	112.1	(18.2)

100    CNOOC LIMITED Annual Report 2016

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2016	2015

At 1 January	(1,948)	14,312
Credit to the profit or loss	(14,595)	(12,585)
Changes in tax rates	(1,847)	(4,022)
Charge to equity	(226)	141
Exchange differences	(558)	206

At 31 December	(19,174)	(1,948)

Principal components of deferred tax balances are as follows:

	2016	2015

Deferred tax assets
Property, plant and equipment	1,681	476
Provision for dismantlement	9,325	9,891
Losses available for offsetting against future taxable profit	21,163	15,505
Fair value of long term borrowings	1,969	1,926
Others	1,389	746

	35,527	28,544

Deferred tax liabilities
Property, plant and equipment	(16,208)	(26,318)
Fair value changes on other financial assets	(139)	(226)
Others	(6)	(52)

	(16,353)	(26,596)

Net deferred tax assets	19,174	1,948

Of which
– deferred tax assets	24,844	13,575
– deferred tax liabilities	(5,670)	(11,627)

As at 31 December 2016, the Group had approximately RMB82,288 million (2015: RMB57,325 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 9 to 20 years.

Deferred tax assets in respect of tax losses are recognised only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

As at 31 December 2016, the Group’s recognised deferred tax assets on tax losses amounted to RMB68,061 million (2015: RMB49,327 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB14,227 million (2015: RMB7,998 million). This includes RMB3,207 million (2015: RMB1,343 million) of unrecognised tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 5 to 20 years.

At 31 December 2016, the Group’s unrecognised deferred tax assets related to unused tax credits amounted to RMB5,761 million (2015: RMB5,790 million). This includes RMB4,807 million (2015: RMB4,664 million) of unrecognised deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2026 and 2036.

CNOOC LIMITED Annual Report 2016       101

The realisability of the deferred tax assets recognised mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future taxable profits generated are less than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, the balance of deferred tax assets may be significantly revised.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

i.	Production tax at the rate of 5% on production under production sharing contracts;

ii.	VAT at the rates from 13% to 17% on taxable sales under independent oil and gas fields since 1 May 2016 under “Provisional Regulations on VAT of the PRC” and relevant detailed rules according to the “Circular on Certain Policies on the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax” (Cai Shui [2016] No.39), which replaced the production tax at the rate of 5% on production under independent oil and gas fields before 1 May 2016.

VAT at the rates from 3% to 17% on other income since 1 May 2016, which were subject to the business tax at rates of 3% to 5% or VAT at the rates of 3% to 17% before 1 May 2016.

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

iii.	Resource tax (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts. The resource tax rate was changed from 5% to 6% since 1 December 2014;

iv.	Export tariff at the rate of 5% on the export value of petroleum oil;

v.	City construction tax at the rates of 1% or 7% on the production tax, business tax and VAT paid;

vi.	Educational surcharge at the rate of 3% on the production tax, business tax and VAT paid; and

vii	Local educational surcharge at the rate of 2% on the production tax, business tax and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

12.	DIVIDENDS

	2016	2015

Dividend per ordinary share:
2016 interim dividend–HK$0.12 (2015: interim
dividend HK$0.25) per ordinary share	4,673	9,145
2015 final dividend–HK$0.25 (2014: final dividend
HK$0.32) per ordinary share	9,571	11,274
Final dividend proposed at HK$0.23 (2015: HK$0.25) per ordinary share
by the Board of Directors–not recognised as a liability as at the end of the year	9,096	9,397

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all

102    CNOOC LIMITED Annual Report 2016

shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

13.	EARNINGS PER SHARE

	2016	2015

Earnings
Profit for the year attributable to owners of the parent for the basic
and diluted earnings per share calculation	637	20,246

Number of shares
Weighted average number of ordinary shares
for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	11,684,504	37,363,069

Weighted average number of ordinary shares
for the purpose of diluted earnings per share	44,659,140,488	44,684,819,053

Earnings per share:
Basic (RMB Yuan)	0.01	0.45
Diluted (RMB Yuan)	0.01	0.45

14.	PROPERTY, PLANT AND EQUIPMENT

		Vehicles
		and office
	Oil and gas	equipment
	properties	and others	Total

Cost:
At 1 January 2015	732,632	5,175	737,807
Additions	52,811	247	53,058
Disposals and write-offs	(2,952)	(282)	(3,234)
Exchange differences	21,495	156	21,651

At 31 December 2015	803,986	5,296	809,282

At 1 January 2016	803,986	5,296	809,282
Additions	44,302	236	44,538
Disposals and write-offs	(6,365)	(37)	(6,402)
Exchange differences	25,703	205	25,908

At 31 December 2016	867,626	5,700	873,326

Accumulated depreciation, depletion and amortization
and impairment:
At 1 January 2015	(273,450)	(1,135)	(274,585)
Depreciation charge for the year	(71,933)	(360)	(72,293)
Impairment	(2,358)	–	(2,358)
Disposals and write-offs	358	217	575
Exchange differences	(6,441)	(39)	(6,480)

At 31 December 2015	(353,824)	(1,317)	(355,141)

At 1 January 2016	(353,824)	(1,317)	(355,141)
Depreciation charge for the year	(67,906)	(397)	(68,303)
Impairment	(10,768)	–	(10,768)
Disposals and write-offs	3,532	34	3,566
Exchange differences	(10,157)	(58)	(10,215)

At 31 December 2016	(439,123)	(1,738)	(440,861)

Net book value:
At 31 December 2015	450,162	3,979	454,141

At 31 December 2016	428,503	3,962	432,465

CNOOC LIMITED Annual Report 2016       103

Included in the current year’s additions was an amount of approximately RMB1,430 million (2015: approximately RMB1,385 million) in respect of interest capitalised in property, plant and equipment (note 8). Included also in the depreciation charge for the year was an amount of approximately RMB1,609 million (2015: approximately RMB3,465 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

Impairment and provision recognised during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. This impairment loss was mainly related to fields in North America, Europe and Africa which was primarily due to the revision of the estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. The recoverable amount was calculated based on the assets value in use and was determined at the oil field(s) level. Included in the impairment loss, an amount of RMB7,358 million was recognised on Long Lake project, due to the revision of the oil price forecast and the adjustment in operating plan caused by the pipeline rupture and the explosion accident. As at 31 December 2016, there was no formal recommendation or decision from the business continuity planning work to suggest the future operating plan of Long Lake assets, which may significantly impact the recoverable amount of the oil sands properties of Long Lake assets in the future.

The base discount rate for value in use calculations is 8%-11% real after tax. The discount rate is derived from the Company’s weighted average cost of capital. A derived pre-tax discount rate would generally be in the range of 9%-11% depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life.

During current year, the Group wrote off certain oil and gas assets in North America due to the expiration of lease contracts. Approximately RMB823 million was included in the disposal and write-offs which was classified as exploration expenses, and RMB605 million was included in the depreciation, depletion and amortisation charge, respectively.

104    CNOOC LIMITED Annual Report 2016

15.	INTANGIBLE ASSETS

	Gas	Drilling rig	Marketing
	processing	contracts and	transportation
	rights under	seismic data	and storage	Software
	NWS Project	usage rights	contracts	and others	Goodwill	Total

Cost:
At 1 January 2015	1,122	1,964	1,562	2,563	13,009	20,220
Additions	–	–	–	368	–	368
Disposal	–	(467)	(125)	(137)	–	(729)
Exchange differences	69	99	90	67	796	1,121

At 31 December 2015	1,191	1,596	1,527	2,861	13,805	20,980

At 1 January 2016	1,191	1,596	1,527	2,861	13,805	20,980
Additions	–	–	–	197	–	197
Disposal	–	–	–	(387)	–	(387)
Exchange differences	82	109	104	67	943	1,305

At 31 December 2016	1,273	1,705	1,631	2,738	14,748	22,095

Accumulated amortisation:
At 1 January 2015	(542)	(996)	(809)	(1,382)	–	(3,729)
Amortisation charge for the year	(44)	(383)	(283)	(596)	–	(1,306)
Disposal	–	467	56	137	–	660
Exchange differences	(35)	(46)	(60)	(41)	–	(182)

At 31 December 2015	(621)	(958)	(1,096)	(1,882)	–	(4,557)

At 1 January 2016	(621)	(958)	(1,096)	(1,882)	–	(4,557)
Amortisation charge for the year	(51)	(326)	(135)	(508)	–	(1,020)
Disposal	–	–	–	386	–	386
Exchange differences	(57)	(80)	(81)	(42)	–	(260)

At 31 December 2016	(729)	(1,364)	(1,312)	(2,046)	–	(5,451)

Net book value:
At 31 December 2015	570	638	431	979	13,805	16,423

At 31 December 2016	544	341	319	692	14,748	16,644

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the E&P segment.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

CNOOC LIMITED Annual Report 2016       105

16.	INVESTMENTS IN SUBSIDIARIES

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC

China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding

CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries(1):

CNOOC Deepwater Development Limited (2)	Zhuhai, PRC	RMB20.3 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea

CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding

CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa

CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq

106    CNOOC LIMITED Annual Report 2016

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada

CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa

Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada

Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK

Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria

OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA

Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA

Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada

CNOOC PETROLEUM BRASIL LTDA (3)	Brazil	R$2,436,000,000	100%	Petroleum exploration, development and production in Brazil

CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance

CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond Issuance

CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond Issuance

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	The registered capital of CNOOC Deepwater Development Limited increased from RMB8.5 billion to RMB20.3 billion on 21 November 2016.

(3)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$2,186,000,000 to R$2,436,000,000 on 30 September 2016.

CNOOC LIMITED Annual Report 2016       107

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

17.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

Name of associates	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
Northern Cross (Yukon) Limited (1)	Canada	22,691,705 common shares without a par value	0%	Petroleum exploration, development and production in Canada

(1)	The shares of Northern Cross (Yukon) Limited indirectly held by CNOOC Limited were sold on 7 October 2016.

To give details of other associate would, in the opinion of the Directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	2016	2015

Share of net assets	3,695	4,324

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates in the consolidated financial statements:

	2016	2015

(Loss)/profit for the year	(609)	256
Other comprehensive (expense)/income	(127)	74

Total comprehensive (expense)/income	(736)	330

108    CNOOC LIMITED Annual Report 2016

18.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding

Summarised financial information of the joint venture is disclosed below:

	2016	2015

Cash and cash equivalents	3,169	4,542
Other current assets	6,032	5,615

Total current assets	9,201	10,157

Non-current assets, excluding goodwill	63,066	59,767
Goodwill	3,926	3,675

Total assets	76,193	73,599

Current financial liabilities (excluding trade and other payables)	(2,319)	(3,214)
Other current liabilities	(4,547)	(3,906)

Total current liabilities	(6,866)	(7,120)

Non-current financial liabilities	(4,098)	(4,719)
Other non-current liabilities	(12,629)	(13,581)

Total non-current liabilities	(16,727)	(18,300)

Total liabilities	(23,593)	(25,420)

Net assets	52,600	48,179

Net assets, excluding goodwill	48,674	44,504

Revenue	28,371	31,231
Depreciation, depletion and amortisation	(3,988)	(3,535)
Interest income	388	288
Finance costs	(704)	(799)

Profit before tax	1,226	4,194
Income tax expense	(160)	(900)

Profit after tax	1,066	3,294

Total comprehensive income	1,066	3,294

CNOOC LIMITED Annual Report 2016       109

Reconciliation of the summarised financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	2016	2015

Share of net assets of a joint venture, excluding goodwill	24,337	22,252
Goodwill on acquisition less cumulative impairment	1,963	1,837

Carrying amount of investment in a joint venture	26,300	24,089

No dividend was received from the joint venture in 2016 and dividend of US$5 million (equivalent to RMB32 million) was received from the joint venture in 2015.

19.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS

(i)	Equity investments

	2016	2015

Current:
Non-publicly traded investments,
Private equity funds classified at FVTOCI	15	14

	15	14

Non-current:
Publicly traded investments
Equity investment in MEG Energy Corporation (“MEG”) classified at FVTOCI (1)	1,356	1,077
Other equity investment classified at FVTPL	35	65

	1,391	1,142

Non-publicly traded investments
Private equity fund in Kerogen Energy Fund classified at FVTOCI (2)	2,875	2,629

	4,266	3,771

(1)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI. As at 31 December 2016, the investment in MEG was stated at the quoted market price.

(2)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI. The cost of this non-publicly traded equity investment represents an appropriate estimate of its fair value as at 1 January 2016 and 31 December 2016, as insufficient more recent information is available to measure its fair value.

110    CNOOC LIMITED Annual Report 2016

(ii)	Other financial assets

	2016	2015

Current:
Non-publicly traded investments classified at FVTPL:
Corporate wealth management products (1)	46,958	64,002
Liquidity funds (2)	5,931	7,804

	52,889	71,806

(1)	The corporate wealth management products will mature from 10 January 2017 to 5 December 2017 (2015: from 6 January 2016 to 14 December 2016).

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

The gains of the Group’s other financial assets recognised in the profit or loss for the year was RMB2,774 million (2015: RMB2,398 million).

During the year, the fair value changes on the Group’s equity investments recognised directly in other comprehensive expense amounted to RMB461 million (2015: RMB1,573 million).

None of the equity investments and other financial assets above is past due or impaired.

20.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As of 31 December 2016, the balance of the specified dismantlement fund accounts was RMB6,088 million (31 December 2015: RMB6,570 million).

CNOOC LIMITED Annual Report 2016       111

21.	INVENTORIES AND SUPPLIES

	2016	2015

Materials and supplies	7,288	8,147
Oil in tanks	1,594	1,285
Less: Provision for inventory obsolescence	(173)	(169)

	8,709	9,263

22.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at 31 December 2016 and 2015, substantially all the trade receivables were aged within 30 days. Substantially all customers have a good repayment history and no receivables are past due.

23.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s bank deposits were 2.95% per annum (2015: 2.61% per annum), for the year ended 31 December 2016.

24.	TRADE AND ACCRUED PAYABLES

As at 31 December 2016 and 2015, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

25.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2016	2015

Accrued payroll and welfare payable	1,509	1,813
Provision for retirement benefits	683	837
Accrued expenses	449	273
Advances from customers	3,272	1,188
Royalties payable	240	233
Provision for dismantlement (note 27)	462	560
Other payables	8,251	8,630

	14,866	13,534

112    CNOOC LIMITED Annual Report 2016

26.	LOANS AND BORROWINGS

Current
	Effective interest rate and final maturity	Loans	2016 Notes	Total	Loans	2015 Notes	Total
Short-term loans and borrowings
General loans****	LIBOR+0.42% to 0.60% per annum with maturity within one year*****	10,361	–	10,361	28,532	–	28,532

		10,361	–	10,361	28,532	–	28,532

Loans and borrowings due within one year For Tangguh LNG Project**
	LIBOR+0.19% to 0.335% per annum with maturity within one year	215	–	215	187	–	187
Notes*		–	9,102	9,102	–	4,866	4,866

		215	9,102	9,317	187	4,866	5,053

		10,576	9,102	19,678	28,719	4,866	33,585

Non-current

	Effective interest rate and		2016			2015
	final maturity	Loans	Notes	Total	Loans	Notes	Total

For Tangguh LNG Project **	LIBOR+0.19% to 0.335% per annum with maturity through to 2021	758	–	758	911	–	911
For Tangguh LNG III Project ***	LIBOR+1.37% to 3.45% per annum with maturity through 2021 to 2029	327	–	327	–	–	–
Notes*		–	129,713	129,713	–	130,149	130,149

		1,085	129,713	130,798	911	130,149	131,060

*       The detail of notes are as follows:

CNOOC LIMITED Annual Report 2016       113

			Outstanding Principal Amount
			31 December	31 December
Issued by	Maturity	Coupon Rate	2016	2015
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Matured in 2016	1.125%	–	750
CNOOC Finance (2013) Limited	Due in 2018	1.750%	750	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Due in 2017	1.625%	1,250	1,250
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.25%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Due in 2017	5.65%	62	62
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000.

A letter of credit agreement was signed between the Company and Talisman Energy Inc. (“Talisman”) with execution of the agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman. Accordingly, Talisman has delivered valid and unexpired standby letters of credit to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. The amount of the standby letters of credit was US$30 million.

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated 3 August 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at 31 December 2016, US$800 million bank loans (2015: US$3,700 million) were guaranteed by the Company.

*****	As at 31 December 2016, US$694 million shareholder loans (2015: US$694 million) of the Group were included in General loans. For details please refer to Note 30(v).

The maturities of the long term bank loans are as follows:

	2016	2015

Repayable:
Within one year	215	187
After one year but within two years	225	201
After two years but within three years	225	211
After three years but within four years	225	211
After four years but within five years	97	211
After five years	313	77

	1,300	1,098
Amount due within one year shown under current liabilities	(215)	(187)

	1,085	911

114    CNOOC LIMITED Annual Report 2016

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during	during the	during the
31 December	at year end	at year end	the year	year (1)	year (2)

2016	1,300	1.74%	1,369	1,199	1.29%
2015	1,098	0.85%	1,195	1,147	0.72%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

27.	PROVISION FOR DISMANTLEMENT

	2016	2015

At 1 January	50,063	52,889
New projects (1)	1,395	5,874
Revision (1)	(2,072)	(11,018)
Utilisation	(398)	(274)
Deletions	(33)	6
Unwinding of discount (2) (note 8)	2,185	2,435
Exchange differences	(252)	151

At 31 December	50,888	50,063
Current portion of dismantlement included in other payables
and accrued liabilities (note 25)	(462)	(560)

At 31 December	50,426	49,503

(1)	The amounts are included in the additions of oil and gas properties in note 14.

(2)	The discount rates used for calculating the provision for dismantlement are within the range of 4% to 5% (2015: 4% to 5%).

28.	SHARE CAPITAL

		Issued share
		capital equivalent
	Number of shares	of RMB million

Issued and fully paid:
Ordinary shares with no par value as
at 1 January 2015, as at 31 December 2015
and as at 31 December 2016	44,647,455,984	43,081

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

CNOOC LIMITED Annual Report 2016       115

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (expired in 2015); and

(4)	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2005 Share option scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

No new share option was granted during the year (2015: nil) and the Group recognised an equity-settled share option expense of nil (2015: nil) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

116    CNOOC LIMITED Annual Report 2016

Details of the share options outstanding are as follows:

	2016		2015
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	share options	HK$	share options	HK$

Outstanding at the beginning of the year	262,592,000	10.56	311,184,000	10.17
Granted during the year	-	-		-
Forfeited during the year	(37,893,000)	11.30	(20,522,000)	11.43
Expired during the year	(37,170,000)	5.56	(28,070,000)	5.62
Exercised during the year	-	-	-	-

Outstanding at end of year	187,529,000	11.40	262,592,000	10.56

Exercisable at the end of the year	187,529,000	11.40	262,592,000	10.56

No share options had been cancelled or modified during the years ended 31 December 2016 and 2015.

At the date of approval of these consolidated financial statements for issuance, the share options outstanding under these share option schemes represented approximately 0.42% of the Company’s shares in issue as at that date (2015: 0.59%). The weighted average remaining contractual life of share options outstanding at the end of the year was 2.11 years (2015: 2.74 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 187,529,000 (2015: 262,592,000) additional ordinary shares of the Company and additional share capital of RMB1,912,814,087 (2015: RMB2,323,404,158).

29.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2016, the general reserve fund amounted to RMB10,000 million (2015: RMB10,000 million), representing 50% (2015: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry” and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of 31 December 2016, the Group’s safety fund reserve under the PRC regulations amounted to nil (2015: nil).

CNOOC LIMITED Annual Report 2016       117

30.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions which are defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on 6 November 2013 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2014. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on 1 November 2010. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

a)	Provision of exploration and support services

b)	Provision of oil and gas development and support services

c)	Provision of oil and gas production and support services

d)	Provision of marketing, management and ancillary services

e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The continuing connected transactions described above are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For the continuing connected transactions referred to in paragraphs (1)(a) to (1)(d) above provided by the CNOOC Group to the Group and paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

118    CNOOC LIMITED Annual Report 2016

(iii)	when neither (i) nor (ii) is applicable, the costs of the CNOOC Group or the Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph (1)(e) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs (3)(a) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs (3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the year and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	2016	2015

Provision of exploration and support services	4,357	7,457
– Inclusive of amounts capitalised under property, plant and equipment	2,364	4,158
Provision of oil and gas development and support services	14,214	22,733
Provision of oil and gas production and support services (note a)	7,250	8,384
Provision of marketing, management and ancillary services (note b)	994	954
FPSO vessel leases (note c)	1,551	1,770

	28,366	41,298

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended 31 December 2016 and 2015.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2016	2015

Sales of petroleum and natural gas products (other than long-term sales
of natural gas and liquefied natural gas) (note d)	88,682	105,401
Long term sales of natural gas and liquefied natural gas (note e)	8,663	10,557

	97,345	115,958

CNOOC LIMITED Annual Report 2016       119

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(note f)

(a)	Interest income received by the Group

	2016	2015

Interest income from deposits in CNOOC Finance	564	629

(b)	Deposits balances made by the Group

	2016	2015

Deposits in CNOOC Finance	19,437	21,707

(v)	Balances with the CNOOC Group

	2016	2015

Amount due to CNOOC
– included in other payables and accrued liabilities	215	144
Amounts due to other related parties
– included in trade and accrued payables	15,091	19,313

	15,306	19,457

Borrowings from CNOOC (note g)	4,811	4,504

Amounts due from other related parties
– included in trade receivables	13,090	8,656
– included in other current assets	173	517

	13,263	9,173

(vi)	Balance with a joint venture

	2016	2015

Amount due from a joint venture
– included in other current assets	135	126

120    CNOOC LIMITED Annual Report 2016

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 35. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 31 December 2016, as summarised below:

	2016	2015

Cash and cash equivalents	6,612	5,416
Time deposits with maturity over three months	108	-
Specified dismantlement fund accounts (note 20)	6,088	6,570

	12,808	11,986

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 9.

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	2016	2015

Accumulated investment	1,647	1,263

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (“FPSO”) vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 27 November 2013, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2014 to 31 December 2016.

CNOOC LIMITED Annual Report 2016       121

The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The Group’s maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2016 was RMB22,000 million (2015: RMB22,000 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 31 December 2016, the withdrawal amount of the loan was US$130 million (31 December 2015: US$130 million); in December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 31 December 2016, the withdrawal amount of the loan was US$564 million (31 December 2015: US$564 million).

31.	RETIREMENT BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ base salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement benefits for all local employees in overseas locations in accordance with relevant labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group’s pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB695 million (2015: RMB613 million).

32.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of (loss)/profit before tax to cash generated from operations

	2016	2015

(Loss)/profit before tax	(5,275)	17,130

Adjustments for:
Interest income	(901)	(873)
Finance costs	6,246	6,118
Exchange losses, net	790	143
Share of losses/(profits) of associates	609	(256)
Share of profit of a joint venture	(533)	(1,647)
Investment income	(2,774)	(2,398)
Impairment and provision	12,171	2,746
Depreciation, depletion and amortisation	68,907	73,439
Loss on disposal and write-off of property, plant and equipment	2,304	2,115
Others	-	70

Subtotal	81,544	96,587

(Increase)/decrease in trade receivables and other current assets	(2,820)	7,932
Decrease in inventories and supplies	922	1,427
Increase/(decrease) in trade and accrued payables and other payables	2,491	(9,851)

Cash generated from operations	82,137	96,095

122    CNOOC LIMITED Annual Report 2016

33.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 31 December 2016, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2016	2015

Contracted, but not provided for (1)	46,515	51,296

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB2,482 million (2015: RMB2,688 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2016	2015

Contracted, but not provided for	360	605

As at 31 December 2016, the Group had unutilised banking facilities amounting to approximately RMB60,697 million (2015: RMB60,912 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at 31 December 2016, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2016	2015

Commitments due:
No later than one year	1,317	1,019
Later than one year and not later than two years	896	650
Later than two years and not later than five years	1,534	1,337
Later than five years	1,963	1,717

	5,710	4,723

The above table includes minimum lease payments of approximately RMB639 million (2015: RMB273 million) to the CNOOC Group.

CNOOC LIMITED Annual Report 2016       123

Office properties commitments of a joint venture:

	2016	2015

Commitments due:
No later than one year	25	27
Later than one year and not later than two years	17	18
Later than two years and not later than five years	26	24
Later than five years	51	34

	119	103

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 31 December 2016, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2016	2015

Commitments due:
No later than one year	1,378	1,519
Later than one year and not later than two years	734	1,179
Later than two years and not later than five years	1,316	1,497
Later than five years	3,878	3,966

	7,306	8,161

The above table includes a commitment of approximately RMB3,211 million (2015: RMB4,075 million) to the CNOOC Group.

(iii)	Contingencies

(a)	Two oil spill accidents (the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and CNOOC China Limited (together, the “Defendants”). The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim. CNOOC China Limited has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously.

124    CNOOC LIMITED Annual Report 2016

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these consolidated financial statements authorised for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(c)	On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in south of Fort McMurray, Alberta, Canada. The root cause of the rupture was a thermally-driven upheaval buckling of the pipeline and the subsequent cooldown during the turnaround. This was the result of using an incompatible pipeline design for the muskeg ground conditions. Nexen has submitted investigation findings to the Alberta Energy Regulator, who is still in the process of completing their investigation. The Company is still in the process of evaluating the financial impact of the incident.

The Company places great emphasis on operation safety and has taken measures to minimize the spill’s impact on the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies and has completed clean up at the spill site, with one spring sampling session scheduled for 2017. Nexen is cooperating with the investigation of regulatory agencies.

On 15 January 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. The root cause of the explosion was a result of work being performed that was outside of the scope of approved work activities. The Company is still in the process of evaluating the financial impact of the incident.

The Company maintains insurance policies that provide coverage against property damage, third party pollution clean-up and well control losses. The Company has submitted claims to its insurers on these recent Long Lake losses and each claim is being investigated.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

34.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also uses derivatives to manage foreign currency risk for non-trading purposes.

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

CNOOC LIMITED Annual Report 2016       125

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, short-term loans, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as insufficient more recent information is available to measure their fair values as at 31 December 2016.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 31 December 2016 and 2015.

The estimated fair value of the Group’s long term guaranteed notes was approximately RMB140,135 million as at 31 December 2016 (2015: RMB133,629 million), which was determined by reference to the market price as at 31 December 2016.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 31 December 2016 and 31 December 2015, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	31 December
	2016	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	46,958	-	46,958	-
Liquidity funds	5,931	5,931	-	-
Derivative financial assets – current	428	-	428	-
Equity investments
Non-publicly traded investments – current	15	-	15	-
Publicly traded investments – non current	1,391	1,391	-	-

	54,723	7,322	47,401	-

Liabilities measured at fair value
Derivative financial liabilities – current	(426)	-	(426)	-

126    CNOOC LIMITED Annual Report 2016

	31 December
	2015	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	64,002	-	64,002	-
Liquidity funds	7,804	7,804	-	-
Derivative financial assets – current	7	-	7	-
Equity investments
Non-publicly traded investments – current	14	-	14	-
Publicly traded investments – non current	1,142	1,142	-	-

	72,969	8,946	64,023	-

Liabilities measured at fair value
Derivative financial liabilities – current	-	-	-	-

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, if any, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the year ended 31 December 2016 and 2015 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

	2016	2015

Fair value, beginning of year	-	131
Realised gains	-	156
Unrealised gains	-	6
Settlements	-	(296)
Exchange difference	-	3

Fair value, end of year	-	-

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or Level 2.

CNOOC LIMITED Annual Report 2016       127

35.	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group’s oil and gas sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2016	2015

China Petroleum & Chemical Corporation*	9,659	14,692
PetroChina Company Limited*	6,923	5,502
Royal Dutch Shell PLC	3,661	6,917
BP p.l.c.	2,843	3,093
EOG Resources, Inc.	2,660	3,746

*	These transactions are with other state-owned enterprises.

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, equity investment and other financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, trade and accrued payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk

The carrying amounts of the Group’s cash and cash equivalents, time deposits, liquidity funds investments and corporate wealth management products, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and collateral may be required from customers. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At 31 December 2016, the Group has certain concentrations of credit risk as 1% (2015: 7%) and 5% (2015: 10%) of the Group’s trade receivables were due from the Group’s largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Group’s sales revenue, profit, assets value and cashflow. In addition, certain of the Group’s natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group’s profitability. In North America, the majority of the Group’s oil and gas production is sold under short-term contracts, exposing the Group to the risk of price movements. Other energy contracts the Group enters into also expose the Group to commodity price risk between the time the Group purchases and sells contracted volumes.

128    CNOOC LIMITED Annual Report 2016

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2016 to 31 December 2016 (the last working day in 2016), Renminbi has depreciated by approximately 6.39% (2015: 5.77%) against the US dollars. At 31 December 2016, approximately 88% (2015: 89%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also have exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at 31 December 2016 and 2015. Based on management’s assessment, a 5% change in the foreign exchange rate of the US dollars at 31 December 2016 would have impacted the profit for the year of the Group by 6.63% (2015: 0.09%) and the equity of the Group by 0.46% (2015: 0.12%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2015.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The depreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may increase due to the appreciation of the US dollars against Renminbi. On the other hand, the appreciation of the US dollars against Renminbi will also increase the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2016, the interest rates for 95.3% of the Group’s debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group’s long term debts are fixed rate. The weighted average term of the Group’s debt balance outstanding was approximately 9.55 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realisable equity investments and other financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

(vi)	Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2016 and 2015.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

CNOOC LIMITED Annual Report 2016       129

	2016	2015

Interest-bearing debts	150,476	164,645
Equity attributable to owners of the parent	382,371	386,041

Total capital	532,847	550,686

Gearing ratio	28.2%	29.9%

37.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

38.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

39.	STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	2016	2015

NON-CURRENT ASSETS
Property, plant and equipment	-	-
Investments in subsidiaries	125,670	117,700

Total non-current assets	125,670	117,700

CURRENT ASSETS
Other current assets	41	49
Amounts due from subsidiaries	13,761	10,304
Loans to a subsidiary	41,745	3,659
Equity investments	15	14
Cash and cash equivalents	68	154

Total current assets	55,630	14,180

CURRENT LIABILITIES
Loans and borrowings	3,909	8,336
Other payables and accrued liabilities	91	118
Amounts due to subsidiaries	11,403	10,675

Total current liabilities	15,403	19,129

NET CURRENT LIABILITIES	40,227	(4,949)

NET ASSETS	165,897	112,751

EQUITY
Equity attributable to owners of the parent
Issued capital	43,081	43,081
Reserves	122,816	69,670

TOTAL EQUITY	165,897	112,751

ANG Hua YUAN	Guangyu
Director	Director

130    CNOOC LIMITED Annual Report 2016

A summary of the Company’s reserves is as follows:

	Cumulative
	translation	Other	Retained
	reserve	reserves	earnings	Total

Balance at 1 January 2015	(20,959)	5,558	82,042	66,641
Profit for the year	-	-	16,755	16,755
Other comprehensive income	6,703	-	-	6,703

Total comprehensive income	6,703	-	16,755	23,458
2014 final dividend	-	-	(11,267)	(11,267)
2015 interim dividend	-	-	(9,162)	(9,162)

Balance at 31 December 2015	(14,256)	5,558	78,368 *	69,670

Balance at 1 January 2016	(14,256)	5,558	78,368	69,670
Profit for the year	-	-	57,356	57,356
Other comprehensive income	9,943	-	-	9,943

Total comprehensive income	9,943	-	57,356	67,299
2015 final dividend	-	-	(9,540)	(9,540)
2016 interim dividend	-	-	(4,613)	(4,613)

Balance at 31 December 2016	(4,313)	5,558	121,571 *	122,816

*	As at 31 December 2016, the distributable retained earnings of the Company amounted to approximately RMB121,571 million (2015: RMB78,368 million).

40.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 23 March 2017.

CNOOC LIMITED Annual Report 2016       131

Supplementary Information on Oil and

Gas Producing Activities (Unaudited)

31 December 2016

(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities–Oil and Gas (the “ASC 932”).

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producible in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2016, 2015 and 2014, approximately 60%, 62% and 52%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

We implemented rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Committee, or RMC, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMC’s main responsibilities are to:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserves estimators and auditors.

The RMC follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and at least five years and ten years of experience related to reserves estimation, respectively.

The reserves estimators and auditors are required to be members of a professional society, such as China Petroleum Society (CPS), and are required to take the professional trainings and examinations as required by the professional society and us.

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 30 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

132    CNOOC LIMITED Annual Report 2016

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2013	1,693	4,476	84	889	16	386	155	-	-	195	736	34	175	350	2	-	166	28	2,290	6,323	736	34

Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	(38)	-	-	(5)	(17)	-	-	-	-	(5)	(56)	-	-
Discoveries and extensions	201	752	-	11	-	6	2	-	-	93	92	-	70	120	-	-	-	-	274	982	92	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(229)	(235)	(14)	(56)	(2)	(41)	(28)	-	-	(43)	(16)	(2)	(18)	(41)	-	-	(32)	(19)	(323)	(434)	(16)	(2)
Revisions of prior estimates	26	(236)	(23)	17	2	104	13	-	-	27	(62)	(1)	(12)	(8)	-	-	15	11	22	(85)	(62)	(1)

31 December 2014	1,692	4,757	47	861	17	456	143	-	-	233	750	31	209	404	2	-	149	20	2,258	6,731	750	31

Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	267	1,491	-	10	-	-	3	-	-	-	8	-	99	75	-	-	-	-	369	1,576	8	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(278)	(267)	(17)	(51)	(1)	(34)	(31)	-	-	(25)	(15)	(2)	(20)	(49)	-	-	(38)	(17)	(384)	(443)	(15)	(2)
Revisions of prior estimates	(250)	(626)	29	26	(1)	(32)	52	-	-	(89)	73	(30)	(49)	(154)	-	-	(9)	5	(228)	(870)	73	(30)

31 December 2015	1,431	5,355	60	846	15	389	167	-	-	119	815	-	239	275	2	-	102	9	2,015	6,993	815	-

Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	-	-	1	-	-
Discoveries and extensions	167	897	-	-	-	-	1	-	-	-	7	-	36	75	-	-	-	-	203	972	7	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(271)	(237)	(18)	(55)	(2)	(41)	(29)	-	-	(18)	(8)	(7)	(18)	(47)	-	-	(36)	(13)	(373)	(410)	(8)	(7)
Revisions of prior estimates	119	(170)	35	162	(1)	(15)	-	-	-	(101)	(514)	7	3	45	-	-	14	11	171	(70)	(514)	7

31 December 2016	1,446	5,844	77	952	12	333	138	-	-	-	301	-	260	350	1	-	81	7	2,015	7,486	301	-

Enterprise’s share of equity method investees:
31 December 2013	1	4	-	-	-	-	-	-	-	-	-	-	-	-	199	516	-	-	199	520	-	-

Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	9	-	-	3	9	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4	4	-	-	4	4	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(49)	-	-	(9)	(51)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	3	54	-	-	3	56	-	-

31 December 2014	1	3	-	-	-	-	-	-	-	-	-	-	-	-	200	534	-	-	200	537	-	-

Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	67	-	-	3	67	-	-
Improved Recovery	-	5	-	-	-	-	-	-	-	-	-	-	-	-	1	2	-	-	1	7	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(9)	(53)	-	-	(9)	(55)	-	-
Revisions of prior estimates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5	21	-	-	5	21	-	-

CNOOC LIMITED Annual Report 2016       133

31 December 2015	1	6	-	-	-	-	-	-	-	-	-	-	-	-	199	570	-	-	200	577	-	-

Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	1	-	-	-	-	-	-	-	-	-	-	-	-	5	33	-	-	5	35	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	-	-	-	2	-	-
Production	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-	(8)	(55)	-	-	(8)	(57)	-	-
Revisions of prior estimates	-	1	-	-	-	-	-	-	-	-	-	-	-	-	(3)	17	-	-	(2)	18	-	-

31 December 2016	1	7	-	-	-	-	-	-	-	-	-	-	-	-	195	567	-	-	195	574	-	-

Total consolidated and equity Interests in reserves
31 December 2014	1,692	4,760	47	861	17	456	143	-	-	233	750	31	209	404	201	534	149	20	2,459	7,268	750	31
31 December 2015	1,431	5,361	60	846	15	389	167	-	-	119	815	-	239	275	201	570	102	9	2,215	7,570	815	-
31 December 2016	1,446	5,850	77	952	12	333	138	-	-	-	301	-	260	350	196	567	81	7	2,211	8,060	301	-

Proved developed reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2014	759	1,775	24	375	12	347	47	-	-	192	226	-	87	208	2	-	122	19	1,053	2,915	226	-
31 December 2015	809	1,757	40	439	10	273	53	-	-	119	197	-	85	166	2	-	94	8	1,092	2,763	197	-
31 December 2016	815	1,623	51	618	10	268	41	-	-	-	156	-	88	219	1	-	81	7	1,086	2,734	156	-

Enterprise’s share of equity method investees:
31 December 2014	1	3	-	-	-	-	-	-	-	-	-	-	-	-	102	331	-	-	102	334	-	-
31 December 2015	1	6	-	-	-	-	-	-	-	-	-	-	-	-	104	412	-	-	105	418	-	-
31 December 2016	1	7	-	-	-	-	-	-	-	-	-	-	-	-	102	431	-	-	103	438	-	-

Proved undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2014	932	2,982	24	487	5	109	95	-	-	41	524	31	122	196	-	-	28	2	1,206	3,816	524	31
31 December 2015	622	3,598	20	406	5	116	114	-	-	-	619	-	154	109	-	-	8	1	923	4,230	619	-
31 December 2016	631	4,221	26	334	2	66	97	-	-	-	145	-	173	131	-	-	-	-	929	4,752	145	-

Enterprise’s share of equity method investees:
31 December 2014	-	-	-	-	-	-	-	-	-	-	-	-	-	-	98	203	-	-	98	203	-	-
31 December 2015	-	-	-	-	-	-	-	-	-	-	-	-	-	-	95	159	-	-	95	159	-	-
31 December 2016	-	-	-	-	-	-	-	-	-	-	-	-	-	-	93	136	-	-	93	136	-	-

134    CNOOC LIMITED Annual Report 2016

(b)	Results of operations

				2014
				Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Net sales to customers	148,985	11,263	1,753	16,682	10,555	8,661	205	20,106	218,210
Operating expenses	(16,212)	(2,834)	(556)	(1,600)	(6,177)	(1,006)	(35)	(2,760)	(31,180)
Taxes other than income tax	(10,157)	(3)	(276)	(656)	(244)	(455)	-	(11)	(11,802)
Exploration expense	(4,945)	(1,626)	(267)	(1,637)	(1,263)	(808)	(238)	(896)	(11,680)
Accretion expense	(1,803)	(1)	-	(92)	(146)	(58)	(2)	(285)	(2,387)
Depreciation, depletion and
amortization, and impairment*	(28,993)	(4,686)	(206)	(8,143)	(8,586)	(2,151)	(105)	(8,651)	(61,521)
Special oil gain levy	(19,072)	-	-	-	-	-	-	-	(19,072)

	67,803	2,113	448	4,554	(5,861)	4,183	(175)	7,503	80,568

Income tax expense	(16,952)	(1,559)	(134)	(1,984)	2,948	709	12	(5,063)	(22,023)

Result of operations	50,851	554	314	2,570	(2,913)	4,892	(163)	2,440	58,545

				2014
			Enterprise’s share of equity method investees:
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Net sales to customers	277	-	-	-	-	-	3,160	-	3,437
Operating expenses	(136)	-	-	-	-	-	(1,329)	-	(1,465)
Taxes other than income tax	(25)	-	-	-	-	-	(1,496)	-	(1,521)
Exploration expense	(1)	-	-	-	-	-	(122)	-	(123)
Accretion expense	(15)	-	-	-	-	-	(34)	-	(49)
Depreciation, depletion and
amortization, and impairment*	(78)	-	-	-	-	-	(1,411)	-	(1,489)
Special oil gain levy	-	-	-	-	-	-	-	-	-

	22	-	-	-	-	-	(1,232)	-	(1,210)

Income tax expense	(3)	-	-	-	-	-	-	-	(3)

Result of operations	19	-	-	-	-	-	(1,232)	-	(1,213)

Total result of operations for
producing activities	50,870	554	314	2,570	(2,913)	4,892	(1,395)	2,440	57,332

*	Depreciation, depletion and amortization listed above was changed into Depreciation, depletion and amortization, and impairment in current year. The comparison figures in both 2014 and 2015 were restated accordingly.

CNOOC LIMITED Annual Report 2016       135

				2015
			Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Net sales to customers	106,258	7,258	1,079	9,723	4,981	4,435	103	12,760	146,597
Operating expenses	(15,984)	(2,562)	(420)	(1,271)	(4,278)	(1,044)	(28)	(2,785)	(28,372)
Taxes other than income tax	(9,498)	-	(131)	(459)	(250)	(362)	-	(48)	(10,748)
Exploration expense	(4,415)	(937)	(50)	(885)	(712)	(1,271)	(260)	(1,443)	(9,973)
Accretion expense	(1,882)	-	-	(93)	(119)	(55)	(2)	(284)	(2,435)
Depreciation, depletion and
amortization, and impairment*	(40,082)	(3,193)	(135)	(9,898)	(4,173)	(7,370)	(581)	(9,592)	(75,024)
Special oil gain levy	(59)	-	-	-	-	-	-	-	(59)

	34,338	566	343	(2,883)	(4,551)	(5,667)	(768)	(1,392)	19,986

Income tax expense	(8,584)	(764)	(103)	186	1,405	2,133	34	4,801	(892)

Result of operations	25,754	(198)	240	(2,697)	(3,146)	(3,534)	(734)	3,409	19,094

				2015
			Enterprise’s share of equity method investees:
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Net sales to customers	200	-	-	-	-	-	3,244	-	3,444
Operating expenses	(139)	-	-	-	-	-	(1,624)	-	(1,763)
Taxes other than income tax	(11)	-	-	-	-	-	(1,288)	-	(1,299)
Exploration expense	(59)	-	-	-	-	-	(6)	-	(65)
Accretion expense	(6)	-	-	-	-	-	(34)	-	(40)
Depreciation, depletion and
amortization, and impairment*	(109)	-	-	-	-	-	(1,767)	-	(1,876)
Special oil gain levy	-	-	-	-	-	-	-	-	-

	(124)	-	-	-	-	-	(1,475)	-	(1,599)

Income tax expense	19	-	-	-	-	-	-	-	19

Result of operations	(105)	-	-	-	-	-	(1,475)	-	(1,580)

Total result of operations for
producing activities	25,649	(198)	240	(2,697)	(3,146)	(3,534)	(2,209)	3,409	17,514

136    CNOOC LIMITED Annual Report 2016

				2016
			Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Net sales to customers	87,276	6,186	1,285	8,358	2,935	4,792	73	10,419	121,324
Operating expenses	(13,704)	(2,214)	(503)	(1,168)	(2,974)	(815)	(19)	(1,814)	(23,211)
Taxes other than income tax	(5,885)	-	(139)	(384)	(239)	(234)	-	(18)	(6,899)
Exploration expense	(3,499)	(9)	(37)	(117)	(182)	(2,395)	(508)	(647)	(7,394)
Accretion expense	(1,535)	-	-	(114)	(134)	(71)	(3)	(329)	(2,186)
Depreciation, depletion and
amortization, and impairment*	(35,327)	(4,020)	(190)	(11,651)	(11,006)	(6,097)	(27)	(10,783)	(79,101)
Special oil gain levy	-	-	-	-	-	-	-	-	-

	27,326	(57)	416	(5,076)	(11,600)	(4,820)	(484)	(3,172)	2,533

Income tax expense	(6,832)	18	(125)	1,345	3,380	2,268	(10)	3,237	3,281

Result of operations	20,494	(39)	291	(3,731)	(8,220)	(2,552)	(494)	65	5,814

				2016
			Enterprise’s share of equity method investees:
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Net sales to customers	187	-	-	-	-	-	2,905	-	3,092
Operating expenses	(84)	-	-	-	-	-	(1,193)	-	(1,277)
Taxes other than income tax	(10)	-	-	-	-	-	(461)	-	(471)
Exploration expense	(10)	-	-	-	-	-	(196)	-	(206)
Accretion expense	(8)	-	-	-	-	-	(16)	-	(24)
Depreciation, depletion and
amortization, and impairment*	(133)	-	-	-	-	-	(1,994)	-	(2,127)
Special oil gain levy	-	-	-	-	-	-	-	-	-

	(58)	-	-	-	-	-	(955)	-	(1,013)

Income tax expense	9	-	-	-	-	-	-	-	9

Result of operations	(49)	-	-	-	-	-	(955)	-	(1,004)

Total result of operations for
producing activities	20,445	(39)	291	(3,731)	(8,220)	(2,552)	(1,449)	65	4,810

CNOOC LIMITED Annual Report 2016       137

(c)	Capitalized costs

				2014
			Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Proved oil and gas properties	383,162	24,663	2,277	57,744	13,183	21,295	209	35,489	538,022
Unproved oil and gas properties	12,319	1,405	2	20,599	97,272	43,964	4,867	15,873	196,301
Accumulated depreciation,
depletion and amortization,
and impairment	(191,397)	(13,572)	(1,092)	(31,203)	(9,019)	(12,042)	(204)	(15,307)	(273,836)

Net capitalized costs	204,084	12,496	1,187	47,140	101,436	53,217	4,872	36,055	460,487

				2014
			Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Proved oil and gas properties	251	-	-	-	-	-	25,713	-	25,964
Unproved oil and gas properties	-	-	-	-	-	-	5,395	-	5,395
Accumulated depreciation,
depletion and amortization,
and impairment	(81)	-	-	-	-	-	(5,840)	-	(5,921)

Net capitalized costs	170	-	-	-	-	-	25,268	-	25,438

				2015
			Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Proved oil and gas properties	409,295	30,736	2,420	65,593	29,160	39,805	97	11,217	588,323
Unproved oil and gas properties	13,006	1,616	2	27,644	90,802	36,523	6,263	42,387	218,243
Accumulated depreciation,
depletion and amortization,
and impairment	(230,943)	(17,768)	(1,253)	(43,408)	(14,774)	(20,247)	(831)	(26,034)	(355,258)

Net capitalized costs	191,358	14,584	1,169	49,829	105,188	56,081	5,529	27,570	451,308

138    CNOOC LIMITED Annual Report 2016

				2015
			Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Proved oil and gas properties	2,129	-	-	-	-	-	30,191	-	32,320
Unproved oil and gas properties	-	-	-	-	-	-	5,754	-	5,754
Accumulated depreciation,
depletion and amortization,
and impairment	(1,831)	-	-	-	-	-	(7,693)	-	(9,524)

Net capitalized costs	298	-	-	-	-	-	28,252	-	28,550

				2016
			Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Proved oil and gas properties	425,290	36,318	2,585	84,014	14,247	47,763	533	4,156	614,906
Unproved oil and gas properties	13,635	1,731	2	28,404	115,875	38,649	7,619	49,524	255,439
Accumulated depreciation,
depletion and amortization,
and impairment	(266,002)	(23,081)	(1,472)	(58,331)	(27,226)	(27,733)	(936)	(36,083)	(440,864)

Net capitalized costs	172,923	14,968	1,115	54,087	102,896	58,679	7,216	17,597	429,481

				2016
			Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Proved oil and gas properties	2,129	-	-	-	-	-	34,667	-	36,796
Unproved oil and gas properties	-	-	-	-	-	-	5,645	-	5,645
Accumulated depreciation,
depletion and amortization,
and impairment	(1,971)	-	-	-	-	-	(10,310)	-	(12,281)

Net capitalized costs	158	-	-	-	-	-	30,002	-	30,160

CNOOC LIMITED Annual Report 2016       139

(d)	Costs incurred in oil and gas property acquisition, exploration and development

				2014
			Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	13,644	1,515	267	3,454	1,759	2,260	421	724	24,044
Development costs*	58,920	5,060	-	7,754	8,239	10,026	44	5,434	95,477

Total costs incurred	72,564	6,575	267	11,208	9,998	12,286	465	6,158	119,521

				2014
			Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	1	-	-	-	-	-	151	-	152
Development costs*	-	-	-	-	-	-	1,890	-	1,890

Total costs incurred	1	-	-	-	-	-	2,041	-	2,042

				2015
			Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	9,516	908	54	1,169	461	1,236	1,123	714	15,181
Development costs*	22,726	4,582	-	9,469	2,465	7,216	60	72	46,590

Total costs incurred	32,242	5,490	54	10,638	2,926	8,452	1,183	786	61,771

140    CNOOC LIMITED Annual Report 2016

				2015
			Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	59	-	-	-	-	-	33	-	92
Development costs*	241	-	-	-	-	-	2,811	-	3,052

Total costs incurred	300	-	-	-	-	-	2,844	-	3,144

				2016
			Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	6,243	8	37	225	303	642	1,588	305	9,351
Development costs*	14,420	3,549	-	12,701	1,610	6,476	219	538	39,513

Total costs incurred	20,663	3,557	37	12,926	1,913	7,118	1,807	843	48,864

				2016
			Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Acquisition costs:
– Proved	-	-	-	-	-	-	-	-	-
– Unproved	-	-	-	-	-	-	-	-	-
Exploration costs	10	-	-	-	-	-	222	-	232
Development costs*	-	-	-	-	-	-	1,833	-	1,833

Total costs incurred	10	-	-	-	-	-	2,055	-	2,065

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production from proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based

CNOOC LIMITED Annual Report 2016       141

upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

2014

Consolidated entities

							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Future cash inflows	(1)	1,335,886	84,138	18,722	103,213	441,864	101,410	1,000	93,091	2,179,324
Future production costs		(528,067)	(36,129)	(4,244)	(34,477)	(257,139)	(20,692)	(434)	(29,589)	(910,771)
Future development costs	(2)	(273,362)	(17,291)	(2,708)	(34,665)	(52,399)	(22,101)	(43)	(13,704)	(416,273)
Future income taxes		(89,139)	(12,355)	(3,129)	(14,126)	(7,564)	(156)	(49)	(30,077)	(156,595)

Future net cash flows	(3)	445,318	18,363	8,641	19,945	124,762	58,461	474	19,721	695,685
10% discount factor		(163,945)	(8,741)	(3,179)	(6,585)	(84,425)	(33,260)	(93)	(4,584)	(304,812)

Standardised measure of discounted future net cash flows		281,373	9,622	5,462	13,360	40,337	25,201	381	15,137	390,873

2014

Enterprise’s share of equity method investees

							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Future cash inflows	(1)	572	–	–	–	–	–	82,011	–	82,583
Future production costs		(1,225)	–	–	–	–	–	(30,695)	–	(31,920)
Future development costs	(2)	(642)	–	–	–	–	–	(12,330)	–	(12,972)
Future income taxes		–	–	–	–	–	–	(13,641)	–	(13,641)

Future net cash flows	(3)	(1,295)	–	–	–	–	–	25,345	–	24,050
10% discount factor		271	–	–	–	–	–	(14,096)	–	(13,825)

Standardised measure of discounted future net cash flows		(1,024)	–	–	–	–	–	11,249	–	10,225

Total standardised measure of discounted future net cash flow		280,349	9,622	5,462	13,360	40,337	25,201	11,630	15,137	401,098

142    CNOOC LIMITED Annual Report 2016

2015

Consolidated entities

							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Future cash inflows	(1)	791,748	59,432	12,649	49,238	254,224	64,372	442	36,157	1,268,262
Future production costs		(268,950)	(28,572)	(3,332)	(17,100)	(192,827)	(20,123)	(312)	(26,695)	(557,911)
Future development costs	(2)	(184,967)	(12,962)	(2,442)	(26,992)	(40,130)	(26,609)	–	(2,533)	(296,635)
Future income taxes		(46,043)	(4,769)	(1,733)	–	(5,317)	–	(43)	(4,296)	(62,201)

Future net cash flows	(3)	291,788	13,129	5,142	5,146	15,950	17,640	87	2,633	351,515
10% discount factor		(127,971)	(5,392)	(1,664)	(5,868)	(20,616)	(13,726)	(22)	(252)	(175,511)

Standardised measure of discounted future net cash flows		163,817	7,737	3,478	(722)	(4,666)	3,914	65	2,381	176,004

2015

Enterprise’s share of equity method investees

							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Future cash inflows	(1)	579	–	–	–	–	–	74,356	–	74,935
Future production costs		(928)	–	–	–	–	–	(29,858)	–	(30,786)
Future development costs	(2)	(575)	–	–	–	–	–	(10,703)	–	(11,278)
Future income taxes		–	–	–	–	–	–	(11,823)	–	(11,823)

Future net cash flows	(3)	(924)	–	–	–	–	–	21,972	–	21,048
10% discount factor		213	–	–	–	–	–	(12,014)	–	(11,801)

Standardised measure of discounted future net cash flows		(711)	–	–	–	–	–	9,958	–	9,247

Total standardised measure of discounted future net cash flow		163,106	7,737	3,478	(722)	(4,666)	3,914	10,023	2,381	185,251

2016

Consolidated entities

							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Future cash inflows	(1)	858,295	63,639	10,553	34,626	90,596	75,151	327	23,410	1,156,597
Future production costs		(315,248)	(35,825)	(2,757)	(9,273)	(69,337)	(18,499)	(220)	(7,606)	(458,765)
Future development costs	(2)	(160,725)	(8,222)	(2,175)	(17,687)	(7,202)	(21,364)	(43)	(8,267)	(225,685)
Future income taxes		(60,468)	(4,611)	(1,371)	–	–	–	(86)	(2,091)	(68,627)

Future net cash flows	(3)	321,854	14,981	4,250	7,666	14,057	35,288	(22)	5,446	403,520
10% discount factor		(139,345)	(5,753)	(1,165)	(3,718)	(9,727)	(20,380)	(3)	196	(179,895)

Standardised measure of discounted future net cash flows		182,509	9,228	3,085	3,948	4,330	14,908	(25)	5,642	223,625

CNOOC LIMITED Annual Report 2016       143

2016

Enterprise’s share of equity method investees

							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total

Future cash inflows	(1)	1,801	–	–	–	–	–	68,573	–	70,374
Future production costs		(1,074)	–	–	–	–	–	(27,179)	–	(28,253)
Future development costs	(2)	(547)	–	–	–	–	–	(9,113)	–	(9,660)
Future income taxes		–	–	–	–	–	–	(11,292)	–	(11,292)

Future net cash flows	(3)	180	–	–	–	–	–	20,989	–	21,169
10% discount factor		114	–	–	–	–	–	(11,412)	–	(11,298)

Standardised measure of discounted future net cash flows		294	–	–	–	–	–	9,577	–	9,871

Total standardised measure of discounted future net cash flow		182,803	9,228	3,085	3,948	4,330	14,908	9,552	5,642	233,496

(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

		2014
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee

Standardised measure, beginning of year	379,504	9,518	389,022
Sales of production, net of royalties and production costs	(175,187)	58	(175,129)
Net change in prices, net of royalties and production costs	4,323	8,750	13,073
Extensions discoveries and improved recovery, net of related future costs	87,059	652	87,711
Change in estimated future development costs	(62,501)	(4,050)	(66,551)
Development costs incurred during the year	105,782	197	105,979
Revisions in quantity estimates	(6,620)	697	(5,923)
Accretion of discount	48,893	1,305	50,198
Net change in income taxes	19,828	(2,595)	17,233
Purchase of properties	(1,544)	–	(1,544)
Changes in timing and other	(8,664)	(4,307)	(12,971)

Standardised measure, end of year	390,873	10,225	401,098

144    CNOOC LIMITED Annual Report 2016

		2015
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee

Standardised measure, beginning of year	390,873	10,225	401,098
Sales of production, net of royalties and production costs	(107,455)	(288)	(107,743)
Net change in prices, net of royalties and production costs	(306,900)	(5,484)	(312,384)
Extensions discoveries and improved recovery, net of related future costs	68,657	904	69,561
Change in estimated future development costs	38,995	(247)	38,748
Development costs incurred during the year	65,680	2,904	68,584
Revisions in quantity estimates	(37,789)	545	(37,244)
Accretion of discount	50,466	1,720	52,186
Net change in income taxes	64,907	1,040	65,947
Purchase of properties	–	(2)	(2)
Changes in timing and other	(51,430)	(2,070)	(53,500)

Standardised measure, end of year	176,004	9,247	185,251

		2016
			Consolidated
		Equity share of	and equity
	Consolidated	equity method	share of equity
	Total	investee	method investee

Standardised measure, beginning of year	176,004	9,247	185,251
Sales of production, net of royalties and production costs	(91,173)	(581)	(91,754)
Net change in prices, net of royalties and production costs	(25,703)	(2,029)	(27,732)
Extensions discoveries and improved recovery, net of related future costs	44,152	949	45,101
Change in estimated future development costs	28,951	451	29,402
Development costs incurred during the year	39,369	1,574	40,943
Revisions in quantity estimates	(2,363)	287	(2,076)
Accretion of discount	21,650	1,560	23,210
Net change in income taxes	(11,590)	571	(11,019)
Purchase of properties	15	–	15
Changes in timing and other	44,313	(2,157)	42,156

Standardised measure, end of year	223,625	9,872	233,497

CNOOC LIMITED Annual Report 2016       145

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 26 May 2017, at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2016.

2.	To declare a final dividend for the year ended 31 December 2016.

3.	To re-elect Mr. Yuan Guangyu as an Executive Director of the Company:

Yuan Guangyu

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch, a subsidiary of the Company. Mr. Yuan also serves as the Director and General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He was appointed as the Chairman of CNOOC International Limited with effect from 15 June 2016. Mr. Yuan was appointed as an Executive Director and President of the Company with effect from 15 June 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Yuan does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Yuan has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Yuan, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yuan’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yuan is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company (the “Shareholders”).

4.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company:

146    CNOOC LIMITED Annual Report 2016

Xu Keqiang

Born in 1971, Mr. Xu is a senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Xu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Xu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Xu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Xu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Xu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Liu Jian as a Non-executive Director of the Company:

Liu Jian

Born in 1958, Mr. Liu is a professor-level senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 to August 2015. In August 2015, Mr. Liu was appointed as the General Manager of CNOOC. Mr. Liu also served as the director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. He was appointed as Chairman and Director of CNOOC China Limited, a subsidiary of the Company, with effect from 28 February 2017. Mr. Liu was appointed as the Vice Chairman and a Non-executive Director of the Company with effect from 20 December 2016.

Save as aforesaid, Mr. Liu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Liu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Liu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Liu’s appointment continued for a period of twelve months and would be renewed

CNOOC LIMITED Annual Report 2016       147

annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Liu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To re-elect Mr. Lawrence J. Lau, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited seven books and published more than 180 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and a member of its Currency Board Sub-committee and Investment Sub-Committee, and Chairman of Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute. In addition, he also serves as a Member and Chairman of the Prize Recommendation Committee, LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited, and an Independent Non-executive Director of Hysan Development Company Limited, both of which are listed on the Hong Kong Stock Exchange, and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Mr. Lau has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board of the Company considers that Mr. Lau remains independent for the purpose of the Listing Rules and the re-election of Mr. Lau is in the best interests of the Company and shareholders as a whole.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lau has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lau has a formal letter of appointment with the Company. Mr. Lau’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lau is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

148    CNOOC LIMITED Annual Report 2016

7.	To re-elect Mr. Kevin G. Lynch as an Independent Non-executive Director of the Company:

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds ten honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Senior Fellow of Massey College, former Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Sobey Foundation, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s) listed on the Toronto Stock Exchange, a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and Co-chair of Ontario Economic Summit. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

Mr. Lynch does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lynch has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lynch has a formal letter of appointment with the Company. Mr. Lynch’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Lynch was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lynch is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

8.	To authorise the Board to fix the remuneration of each of the Directors.

9.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

CNOOC LIMITED Annual Report 2016       149

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

150    CNOOC LIMITED Annual Report 2016

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Hong Kong, 25 April 2017

Registered office:

65th Floor,

Bank of China Tower,

1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

CNOOC LIMITED Annual Report 2016       151

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 23 May 2017 (Tuesday) to 26 May 2017 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 22 May 2017 (Monday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 12 June 2017 (Monday) to 16 June 2017 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 9 June 2017 (Friday).

10.	With respect to resolutions numbered A3 to A7, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. However, the Company is exempt from this requirement, as it qualifies as an “Eligible International Interlisted Issuer” as contemplated by the TSX Company Manual. The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2016 AGM and anticipates providing similar such notices for each successive year.

152    CNOOC LIMITED Annual Report 2016

Glossary

API

The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees

Wildcat

A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Appraisal well

An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered

Upstream business

Oil and gas exploration, development, production and sales

FPSO

Floating, Production, Storage and Offloading vessel

LNG

Liquefied Natural Gas

Proved Reserves

Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions

PSC

Production sharing contract

Reserve replacement ratio

For a given year, total additions to proved reserves divided by production during the year

Volume Acronyms

Bbl

Barrel

Bcf

Billion cubic feet

BOE

Barrels-of-oil-equivalent

Mbbls

Thousand barrels

Mboe

Thousand barrels of equivalent

Mcf

Thousand cubic feet

Mmboe

Million barrels-of-oil equivalent

CNOOC LIMITED Annual Report 2016       153

Mmbbls

Million barrels

Mmcf

Million cubic feet

Note:	In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, SES and Tangguh projects in Indonesia in Asia, and Yacheng 13-1/13-4 gas fields in China, which we have used actual thermal unit for such conversion purpose.

154    CNOOC LIMITED Annual Report 2016

Company Information

Board of Directors:

Executive Directors

Yang Hua (Chairman & CEO)

Yuan Guangyu (President)

Non-executive Directors

Liu Jian (Vice Chairman)

Wu Guangqi

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Audit Committee

Tse Hau Yin, Aloysius (Chairman and Financial Expert)

Chiu Sung Hong

Lawrence J. Lau

Nomination Committee

Yang Hua (Chairman)

Lawrence J. Lau

Kevin G. Lynch

Remuneration Committee

Chiu Sung Hong (Chairman)

Tse Hau Yin, Aloysius

Wu Guangqi

Other Members of the Senior Management

Chen Wei	(Executive Vice President)
Xie Yuhong	(Executive Vice President)
Li Yong	(Executive Vice President)
Zhang Guohua	(Senior Vice President)
Zhong Hua	(Chief Financial Officer)
Deng Yunhua	(Deputy Chief Exploration Engineer)
Song Lisong	(Chief Safety Official)
Liu Zaisheng	(Vice President)
Qiu Zongjie	(Vice President)

Joint Company Secretary

Li Jiewen

Tsue Sik Yu, May

Principal Bankers:

Bank of China

Industrial and Commercial Bank of China

China Construction Bank

Bank of China (Hong Kong) Limited

Citi Bank, N.A.

Bank of America

CNOOC LIMITED Annual Report 2016       155

Hong Kong Share Registrar:

Hong Kong Registrars Limited

Shops 1712-1716, 17th Floor

Hopewell Center

183 Queen’s Road East

Wan Chai

Hong Kong

ADS Depositary:

JPMorgan Chase Bank, N.A.

4 New York Plaza, 13th Floor

New York, NY 10004

United States of America

Symbol and stock code:

NYSE: CEO

HKSE: 00883

TSX: CNU

Investor Relations:

Beijing

Tel: (8610) 8452 2973

Fax: (8610) 8452 1441

E-mail: ir@cnooc.com.cn

Hong Kong

Tel: (852) 2213 2502

Fax: (852) 2525 9322

E-mail: huanghe@cnooc.com.cn

Media/Public Relations:

Tel: (8610) 8452 1417

Fax: (8610) 8452 1441

E-mail: mr@cnooc.com.cn

Registered Office:

65/F, Bank of China Tower, 1 Garden Road, Hong Kong

Tel: (852) 2213 2500

Fax: (852) 2525 9322

Beijing Office:

CNOOC Tower, No.25 Chaoyangmen Beidajie,

Beijing, China

Zip Code: 100010

Website: www.cnoocltd.com

156    CNOOC LIMITED Annual Report 2016

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CNOOC Limited

（中國海洋石油有限公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 26 May 2017, at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2016.

2.	To declare a final dividend for the year ended 31 December 2016.

3.	To re-elect Mr. Yuan Guangyu as an Executive Director of the Company:

Yuan Guangyu

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive

Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch, a subsidiary of the Company. Mr. Yuan also serves as the Director and General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He was appointed as the Chairman of CNOOC International Limited with effect from 15 June 2016. Mr. Yuan was appointed as an Executive Director and President of the Company with effect from 15 June 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Yuan does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Yuan has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Yuan, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yuan’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yuan is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company (the “Shareholders”).

4.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company:

Xu Keqiang

Born in 1971, Mr. Xu is a senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration

&  Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Xu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Xu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Xu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Xu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Xu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Liu Jian as a Non-executive Director of the Company:

Liu Jian

Born in 1958, Mr. Liu is a professor-level senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 to August 2015. In August 2015, Mr. Liu was appointed as the General Manager of CNOOC. Mr. Liu also served as the director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a

company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. He was appointed as Chairman and Director of CNOOC China Limited, a subsidiary of the Company, with effect from 28 February 2017. Mr. Liu was appointed as the Vice Chairman and a Non-executive Director of the Company with effect from 20 December 2016.

Save as aforesaid, Mr. Liu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Liu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Liu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Liu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Liu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To re-elect Mr. Lawrence J. Lau, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh- Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited seven books and published more than 180 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and a member of its Currency Board Sub-committee and Investment Sub-Committee, and Chairman of Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute,

aka Shenzhen Finance Institute. In addition, he also serves as a Member and Chairman of the Prize Recommendation Committee, LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non- executive Director of AIA Group Limited, and an Independent Non-executive Director of Hysan Development Company Limited, both of which are listed on the Hong Kong Stock Exchange, and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Mr. Lau has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board of the Company considers that Mr. Lau remains independent for the purpose of the Listing Rules and the re-election of Mr. Lau is in the best interests of the Company and shareholders as a whole.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lau has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lau has a formal letter of appointment with the Company. Mr. Lau’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lau is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

7.	To re-elect Mr. Kevin G. Lynch as an Independent Non-executive Director of the Company:

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds ten honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Senior Fellow of Massey College, former Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Sobey Foundation, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s) listed on the Toronto Stock Exchange, a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and Co-chair of Ontario Economic Summit. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

Mr. Lynch does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lynch has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lynch has a formal letter of appointment with the Company. Mr. Lynch’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Lynch was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lynch is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

8.	To authorise the Board to fix the remuneration of each of the Directors.

9.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

1.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.       “THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 25 April 2017

Registered office:

65th Floor,

Bank of China Tower,

1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 23 May 2017 (Tuesday) to 26 May 2017 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 22 May 2017 (Monday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 12 June 2017 (Monday) to 16 June 2017 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 9 June 2017 (Friday).

10.	With respect to resolutions numbered A3 to A7, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. However, the Company is exempt from this requirement, as it qualifies as an “Eligible International Interlisted Issuer” as contemplated by the TSX Company Manual. The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s AGM in 2017 and anticipates providing similar such notices for each successive year.

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CNOOC Limited

（中國海洋石油有限公 司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

EXPLANATORY STATEMENT RELATING TO

THE PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

AND

PROPOSED RE-ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 26 May 2017 at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 144 to 150 of the annual report of the Company for the year ended 31 December 2016 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

25 April 2017

LETTER FROM THE BOARD

CNOOC Limited

（中國海洋石油有限公 司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Executive Directors:

Yuan Guangyu

Xu Keqiang

Non-executive Directors:

Yang Hua (Chairman)

Liu Jian (Vice Chairman)

Wu Guangqi

Independent Non-executive Directors:

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong

25 April 2017

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO

THE PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

AND

PROPOSED RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3-A9 and B1-B3 of the notice of annual general meeting for the approval of, amongst others, the grant of the general mandates for issue Shares and buy back Shares (as defined hereinafter) and the re-election of retiring directors at the annual general meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 May 2017 at 3:30 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the number of issued shares of the Company.

LETTER FROM THE BOARD

PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

At the annual general meeting of the Company held on 26 May 2016, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to buy back Shares the aggregate number of which shall not exceed 10% of the total number of issued shares of the Company as at 26 May 2016; (ii) to issue, allot and deal with additional Shares the aggregate number of which shall not exceed 20% of the total number of issued shares of the Company as at 26 May 2016; and (iii) extend the general mandate granted to the Directors to issue, allot and deal with such number of Shares the aggregate number of which shall not exceed the aggregate number of Shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at 26 May 2016 (collectively referred to as the “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue shares and buy back Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to buy back any Shares or to issue any new Shares pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares (“Share Issue Mandate”), on 18 April 2017, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,929,491,196 Shares.

The explanatory statement, as required by The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue shares and buy back Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to Article 101 of the Articles of Association of the Company (the “Articles”), Mr. Yuan Guangyu, Mr. Xu Keqiang and Mr. Liu Jian, whose appointments took effect from 15 June 2016, 18 April 2017 and 20 December 2016 respectively, shall hold office until the Annual General Meeting and then be eligible for re-election. Mr. Yuan Guangyu, Mr. Xu Keqiang and Mr. Liu Jian have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

In addition, pursuant to Article 97 of the Articles, Mr. Lawrence J. Lau and Mr. Kevin G. Lynch will retire from office at the Annual General Meeting and, being eligible for re-election, Mr. Lawrence J. Lau and Mr. Kevin G. Lynch have been recommended by the Board and have offered themselves for re-election.

LETTER FROM THE BOARD

Mr. Lawrence J. Lau (“Mr. Lau”) who has served as an Independent Non-executive Director of the Company for over nine years, will retire from office and being eligible for re-election at the forthcoming Annual General Meeting of the Company to be held on 26 May 2017. Mr. Lau has thorough understanding of the Company’s operations and business and his expertise in economic development and economic growth. As an Independent Non-executive Director, Mr. Lau has expressed objective views and given valuable independent guidance to the Company over the years. He is currently a member of the Audit Committee and Nomination Committee, and has served as a member of the independent board committee in connection with the connected transactions entered into by the Company and its subsidiaries. Mr. Lau has continued to demonstrate firm commitments to his role. Mr. Lau has never been engaged in any executive management of the Group. The Board has received from Mr. Lau a confirmation of independence according to Rule 3.13 of the Listing Rules. Despite Mr. Lau has served as an Independent Non-executive Director of the Company for over nine years, taking into consideration of the above and the independent natures of Mr. Lau’s role and duties in the past years, the Board considers that the long service of Mr. Lau would not diminish his independence and affect his exercise of independent judgment and is satisfied that Mr. Lau has the required character, integrity, experience and independence to continue fulfilling the role of independent non-executive director. Further, given Mr. Lau’s extensive knowledge, expertise and experience, the Board considers the re-election of Mr. Lau as independent non-executive director is in the best interest of the Company and Shareholders as a whole.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 144 to 150 of the annual report of the Company for the year ended 31 December 2016 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the granting of general mandates to issue and buy back Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll, other than resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

LETTER FROM THE BOARD

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue and buy back Shares and the re-election of the said Directors are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board CNOOC Limited Yang Hua Chairman

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for buy back Shares and also constitutes the memorandum required under section 239 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

GENERAL MANDATE TO BUY BACK SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and an unconditional mandate (the “Share Buy-back Mandate”) to exercise all the powers of the Company to buy back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Share Buy-back Mandate, the number of Shares that the Company may buy back shall not exceed 10% of total number of issued Shares as at the date of passing the resolution.

Shareholders should note that the Share Buy-back Mandate covers buy-backs made only during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date upon which such authority is revoked or varied, whichever occurs first.

SHARE CAPITAL

As at the Latest Practicable Date, 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Buy-back Mandate, the maximum number of Shares that may be bought back by the Company pursuant to the Share Buy-back Mandate will be 4,464,745,598 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective close associates (as defined under the Listing Rules) has a present intention, in the event that the Share Buy-back Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are core connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Share Buy-back Mandate is granted by the Shareholders.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make buy-backs pursuant to the Share Buy-back Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as having an interest in 28,772,727,268 Shares, representing approximately 64.44% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly-owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in five Shares. If the Share Buy-back Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.60% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Share Buy-back Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR SHARE BUY-BACKS

Reasons for Share Buy-backs

The Directors consider that the Share Buy-back Mandate will provide the Company with the flexibility to make such buy-backs when appropriate and beneficial to the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Buy-backs must be made from funds legally available for such purpose in accordance with the Company’s Articles, the Listing Rules and applicable laws and regulations in Hong Kong. The Companies Ordinance provides that the amount paid in connection with a buy-back may only be made from the distributable profits of the Company and/or proceeds of a new issue of Shares made for the purpose of the buy-back to the extent permissible under the Companies Ordinance.

On the basis of the consolidated financial position of the Company as at 31 December 2016 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the Share Buy-back Mandate were to be carried out in full at any time during the proposed buy-back period. No buy-back would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such buy-backs were in the best interests of the Company and its Shareholders as a whole.

SHARE BUY-BACK MADE BY THE COMPANY

No share buy-back had been made by the Company (whether on the Stock Exchange or otherwise) during the six months immediately prior to the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
	Highest	Lowest
Month	HK$	HK$

2016
April	10.18	8.59
May	9.44	8.86
June	9.82	9.03
July	9.96	9.28
August	9.80	8.85
September	9.74	9.24
October	10.70	9.75
November	10.24	9.51
December	10.38	9.57

2017
January	10.04	9.68
February	9.75	9.18
March	9.34	8.81
April (up to the Latest Practicable Date)	9.54	9.24

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 26 May 2017, at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2016.

2.	To declare a final dividend for the year ended 31 December 2016.

3.	To re-elect Mr. Yuan Guangyu as an Executive Director of the Company:

Yuan Guangyu

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch, a subsidiary of the Company. Mr. Yuan also serves as the Director and General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He was appointed as the Chairman of CNOOC International Limited with effect from 15 June 2016. Mr. Yuan was appointed as an Executive Director and President of the Company with effect from 15 June 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Yuan does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Mr. Yuan has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Yuan, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yuan’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yuan is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company (the “Shareholders”).

4.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company:

Xu Keqiang

Born in 1971, Mr. Xu is a senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017.

Save as aforesaid, Mr. Xu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Xu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Xu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

the Board for adjustments if necessary. Mr. Xu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Xu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Liu Jian as a Non-executive Director of the Company:

Liu Jian

Born in 1958, Mr. Liu is a professor-level senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined CNOOC in 1982 and has over 30 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 to August 2015. In August 2015, Mr. Liu was appointed as the General Manager of CNOOC. Mr. Liu also served as the director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. He was appointed as Chairman and Director of CNOOC China Limited, a subsidiary of the Company, with effect from 28 February 2017. Mr. Liu was appointed as the Vice Chairman and a Non-executive Director of the Company with effect from 20 December 2016.

Save as aforesaid, Mr. Liu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Liu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Under the service agreement between the Company and Mr. Liu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Liu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Liu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To re-elect Mr. Lawrence J. Lau, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited seven books and published more than 180 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and a member of its Currency Board Sub-committee and Investment Sub-Committee, and Chairman of Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute. In addition, he also serves as a Member and Chairman of the Prize Recommendation Committee, LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited, and an Independent Non-executive Director of Hysan Development Company Limited, both of which are listed on the Hong Kong Stock Exchange, and an

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Mr. Lau has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board of the Company considers that Mr. Lau remains independent for the purpose of the Listing Rules and the re-election of Mr. Lau is in the best interests of the Company and shareholders as a whole.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lau has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lau has a formal letter of appointment with the Company. Mr. Lau’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lau is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

7.	To re-elect Mr. Kevin G. Lynch as an Independent Non-executive Director of the Company:

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds ten honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

University of King’s College, Senior Fellow of Massey College, former Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Sobey Foundation, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s) listed on the Toronto Stock Exchange, a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and Co-chair of Ontario Economic Summit. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

Mr. Lynch does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lynch has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Lynch has a formal letter of appointment with the Company. Mr. Lynch’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Lynch was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lynch is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

8.	To authorise the Board to fix the remuneration of each of the Directors.

9.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 25 April 2017

Registered office:

65th Floor,

Bank of China Tower,

1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 23 May 2017 (Tuesday) to 26 May 2017 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 22 May 2017 (Monday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 12 June 2017 (Monday) to 16 June 2017 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 9 June 2017 (Friday).

10.	With respect to resolutions numbered A3 to A7, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. However, the Company is exempt from this requirement, as it qualifies as an “Eligible International Interlisted Issuer” as contemplated by the TSX Company Manual. The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s AGM in 2017 and anticipates providing similar such notices for each successive year.

Exhibit 99.4

CNOOC Limited

（中國海洋石油有限公 司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Form of proxy for the Annual General Meeting to be held on 26 May 2017

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE MEETING(Note 1) to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 May 2017 at 3:30 p.m. and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date
Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2016.
A2.	To declare a final dividend for the year ended 31 December 2016.
A3.	To re-elect Mr. Yuan Guangyu as an Executive Director of the Company.
A4.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company.
A5.	To re-elect Mr. Liu Jian as a Non-executive Director of the Company.
A6.	To re-elect Mr. Lawrence J. Lau who has served the Company for more than nine years, as an Independent Non-executive Director of the Company.
A7.	To re-elect Mr. Kevin G. Lynch as an Independent Non-executive Director of the Company.
A8.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A9.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board of Directors to fix their remuneration.
B1.	To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B2.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B3.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*

* The full text of the Resolutions is set out in the Notice of Annual General Meeting which is included in the Circular of the Company despatched to shareholders of the Company and available on the Company’s website.

Notes:

1.	If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you.
2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.	This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one of the joint shareholders may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote in respect of that resolution at his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

6.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.

Exhibit 99.5

（根據公司條例在香港註冊成立的有限責任公司）

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)

（股份代碼：00883）

(Stock Code: 00883)

NOTIFICATION LETTER 通 知 信 函

25 April 2017

Dear Non-registered holder (1),

CNOOC Limited (the “Company”)

–Notice of publication of Annual Report, Explanatory Statement, Notice of Annual General Meeting and Proxy Form (“Current Corporate Communications”)

The Company’s Annual General Meeting will be held at 3:30 p.m. on Friday, 26 May 2017 at the Island Shangri-La, Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and/ or “Announcement” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,

By order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

Request Form申請表格
To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong	致：	中國海洋石油有限公司（「本公司」） （股份代號：00883） 經香港證券登記有限公司 香港灣仔皇后大道東183號 合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：

(Please mark ONLY ONE（X）of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯 絡 電 話 號 碼	簽 名

Notes附註：

1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.

The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

本聲明中所指的「個人資料」具有香港法例第486章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義。

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.

閣下是自願向中國海洋石油有限公司提供個人資料。若 閣下未能提供足夠資料，中國海洋石油有限公司可能無法處理 閣下在本表格上所述的指示及╱或要求。

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

中國海洋石油有限公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給中國海洋石油有限公司的附屬公司、股份過戶登記處、及╱或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

閣下有權根據《私隱條例》的條文查閱及╱或修改 閣下的個人資料。任何該等查閱及╱或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17M樓）的個人資料私隱主任提出。

*Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼 Freepost No. 37 香港 Hong Kong